As Filed with the Securities and Exchange Commission on February 28, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Nam Tai Electronics, Inc.

(Exact Name of Registrant as Specified in its Charter)

British Virgin Islands	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
15/ F., China Merchants Tower
Shun Tak Centre
168-200 Connaught Road Central
Hong Kong
(852) 2341-0273
(Address and telephone number of Registrant’s principal executive offices)

Stephen Seung

2 Mott Street
Suite 601
New York, New York 10013
(212) 732-0030
Fax: (212) 227-5097
(Name, address and telephone number of agent for service)
Copies to

Mark A. Klein, Esq.	Gregory C. Smith, Esq.
Katherine J. Blair, Esq.	Nicole M. Morath, Esq.
Kirkpatrick & Lockhart LLP	Skadden, Arps, Slate, Meagher & Flom LLP
10100 Santa Monica Blvd., 7th Floor	525 University Avenue, Suite 1100
Los Angeles, California 90067	Palo Alto, California 94301
Telephone (310) 552-5000	Telephone (650) 470-4500
Facsimile (310) 552-5001	Facsimile (650) 470-4570

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
securities to be registered	Registered(1)	Price per Share(2)	Offering Price(2)	Fee

Common Shares, $.01 par value per share	3,450,000 shares	$26.05	$89,872,500	$7,271

(1)	Includes 450,000 shares that may be issued pursuant to the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) based on the average of the high and low prices reported on the New York Stock Exchange on February 24, 2003.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

(Subject to Completion, dated February 28, 2003)

PROSPECTUS
3,000,000 shares

Common Shares

         This is a public offering of 3,000,000 common shares of Nam Tai Electronics, Inc. We are selling 2,000,000 of the common shares offered under this prospectus and certain of our shareholders, referred to in this prospectus as the selling shareholders, are selling the remaining 1,000,000 shares.

Our common shares are listed on the New York Stock Exchange under the symbol “NTE.” The last reported sale price of our common shares on February 27, 2003, was $26.30 per share.

See “Risk Factors” beginning on page 6 to read about certain risks you should consider before buying our common shares.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, Before expenses to us	$	$
Proceeds, Before expenses to the selling shareholders	$	$

      We have granted the underwriters a 30-day option to purchase up to 450,000 additional common shares to cover any over-allotments.

Delivery of shares will be made on or about                               , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

The date of this Prospectus is                          , 2003

[Inside Front cover]

[Pictures of Factory and Production Lines]

[Descriptions of pictures and captions to be included by amendment]

PROSPECTUS SUMMARY

      This summary highlights information more fully described elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before buying our common shares in this offering. You should read this entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and the related notes included in this prospectus, before deciding to invest in our common shares.

Nam Tai Electronics, Inc.

Our Business

      We are an electronics manufacturing and design services provider to a select group of the world’s leading original equipment manufacturers, or OEMs, of telecommunications and consumer electronic products. Our largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Texas Instruments Incorporated. We were founded in 1975 as an electronic products trading company based in Hong Kong and shifted our focus to manufacturing of electronic products in 1978. We moved our manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates.

      Through our electronics manufacturing services, or EMS, operations, we manufacture electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules and radio frequency, or RF, modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PC’s, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

      We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic subassemblies and post-assembly testing. We also provide original design manufacturing, or ODM, services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

Our Strategy

      We are focused on expanding our position as a China-based provider of electronic manufacturing services to major OEMs. To achieve this objective, we intend to continue to pursue the following strategies.

•	Maintain low-cost manufacturing in China. Our manufacturing facilities are all in China and have been there since 1980. We believe that our history and experience in China well position us to take advantage of the trend of shifting production of electronic products to China.

•	Focus on Asian OEMs. We have strong relationships with OEMs throughout Asia, particularly those in Japan and China. These OEMs produce a large portion of the electronic products used worldwide and, we believe, represent a significant opportunity for future outsourcing growth.

•	Manufacture small form factor consumer products. We focus on providing OEMs with services for small form factor electronic products. These products and their key components and subassemblies are easy to ship globally, thereby negating the need for regional manufacturing and sophisticated logistics support.

•	Produce high value-added electronic components and subassemblies. We produce components and subassemblies, like LCD modules and RF modules, which are central to several types of electronic products. As a result, we are able to maintain relatively high gross profit margins in comparison with those of other EMS providers of electronic products.

•	Apply advanced manufacturing technologies. Our manufacturing and assembly processes apply advanced bonding and other sophisticated technologies, including using a clean room manufacturing environment. We believe that relatively few of our competitors possess our level of clean room manufacturing capability in their China-based facilities.

•	Develop improved production techniques. We focus on collaborating with our customers to refine and improve the production methods employed for complex, yet proven production technologies. These relationships allow us to focus our research and development efforts on process improvement and help limit our risks associated with new product introductions.

•	Produce high quality products at low cost. We seek to manufacture the highest-quality products at a low cost to our customers. Our location in China allows us to access one of the lowest cost engineering and production work forces in the world.

•	Invest strategically in key technology partners. We have made and will continue to make strategic investments in targeted and existing customers and providers of critical component technologies. We believe that such investments foster new or enhance existing customer and supplier relationships.

Our Risks

      Our business is subject to risk and uncertainty. We are dependent on a few large customers. The electronics industry in which we participate is highly competitive, and we are subject to continuing pressure on our margins. Our operating results fluctuate and lack predictability. Because our operations are primarily located in China and Hong Kong, we are subject to risks arising from governmental policies, taxation, trade regulation, and currency exchange. As a foreign private issuer, we are not subject to the same regulation that applies to issuers domiciled in the U.S. We also are currently subject to pending litigation that may adversely affect us.

Our Headquarters And Website

      We were incorporated as an International Business Company in the British Virgin Islands in 1987. Our principal executive offices are located in Hong Kong at 15/ F., China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong and our telephone and fax numbers are (852) 2341-0273 and (852) 2263-1223, respectively. We maintain the following toll-free telephone number for United States investor relations: (800) 661-8831, and our Internet website address is www.namtai.com. The information found on our website is not part of this prospectus.

References to Dollars

      All dollar amounts in this prospectus are expressed in United States dollars, except where we state otherwise. In this prospectus, unless we state otherwise, all references to “U.S.$” or “$” are to U.S. dollars.

References to China

      The People’s Republic of China resumed sovereignty over Hong Kong effective July 1, 1997 and politically Hong Kong is an integral part of China. However, for the purposes of this prospectus and as a matter of definition only, our references to China or the PRC in this prospectus means the People’s Republic of China and all of its territories excluding Hong Kong.

The Offering

Common shares offered:

by us	2,000,000 shares

by the selling shareholders	1,000,000 shares

Common shares to be outstanding after this offering	14,130,668 shares

New York Stock Exchange Symbol	“NTE”

Use of Proceeds	We are raising funds in this offering primarily to increase our production capacity by using approximately $40.0 million to construct and equip a new factory adjacent to our principal manufacturing facilities in Shenzhen, China. We intend to use the balance of the net proceeds for working capital and other general corporate purposes. We will not receive any proceeds from the sale of common shares by the selling shareholders.

Risk Factors	Investing in our common shares involves certain risks, which are described under the heading “Risk Factors”, beginning on page 6 of this prospectus.

      The number of shares of our common stock that will be outstanding after this offering is based on our shares outstanding as of January 31, 2003. The number of shares that will be outstanding after this offering excludes:

•	372,000 common shares issuable upon exercise of stock options outstanding as of January 31, 2003;

•	602,233 common shares available as of January 31, 2003 for future issuance under our stock option plans; and

•	450,000 common shares that we may issue upon exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Information

      We derived the statements of income data presented below for the years ended December 31, 2000, 2001 and 2002 and the balance sheet data as of December 31, 2001 and 2002 presented below from our audited consolidated financial statements. You should read this summary consolidated financial information with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is included elsewhere in this prospectus. The as adjusted balance sheet data gives effect to the proceeds to be received by us from our sale of 2,000,000 common shares in this offering at an assumed offering price of $26.05 per share, after payment of estimated underwriting discounts and commissions and other estimated offering expenses payable by us, and the application of such proceeds to our cash and cash equivalents, working capital, total assets and shareholders’ equity.

	Year ended December 31,

	2000	2001	2002

	(in thousands except per share data)
Consolidated statements of income data:
Net sales	$213,688	$234,006	$236,016
Cost of sales	182,096	203,974	197,956

Gross profit	31,592	30,032	38,060
Operating costs and expenses:
Selling, general and administrative	17,646	21,974	17,983
Research and development	3,489	2,954	2,686
Impairment of goodwill	—	—	339

Income from operations	10,457	5,104	17,052
Equity in (loss) income of affiliated companies	(189)	1,867	10,741
Other income (expense) — net	13,853	2,709	(6,043)
Interest expense	(165)	(178)	(790)

Income before income taxes and minority interests	23,956	9,502	20,960
Income taxes benefit (expense)	33	(227)	(773)

Income before minority interests	23,989	9,275	20,187
Minority interests	12	(230)	(164)

Net income	$24,001	$9,045	$20,023

Earnings per share:
Basic	$2.63	$0.88	$1.89

Diluted	$2.56	$0.87	$1.86

Weighted average shares:
Basic	9,114	10,274	10,571

Diluted	9,375	10,393	10,736

	At December 31,

	2001	2002

		Actual	As adjusted

Consolidated balance sheet data:
Cash and cash equivalents	$58,676	$82,477	$130,649
Working capital	83,982	87,408	135,580
Property, plant and equipment — net	70,414	75,914	75,914
Total assets	224,573	275,086	323,258
Total debt	16,547	17,782	17,782
Shareholders’ equity	169,351	202,128	250,300

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      This prospectus and the documents and information incorporated by reference in this prospectus, such as from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in this prospectus and Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2002, include “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include the information concerning our possible or assumed future operating results, business strategies, financing plans, competitive position, industry environment, the anticipated impact on our business and financial results of recent and future acquisitions, the effects of competition, our ability to produce new products in a cost-effective manner and projections relating to our and our industry’s market share. Forward-looking statements may be identified by the use of words like “believes,” “considers,” “intends,” “expects,” “may,” “will,” “should,” “forecast,” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

      Actual results may differ materially from those expressed or implied by forward-looking statements for a number of reasons, including those appearing elsewhere in this prospectus under the heading “Risk Factors.” In addition, we base forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, you should be aware that the forward-looking events described in this prospectus and the documents incorporated by reference in this prospectus may not occur.

RISK FACTORS

      An investment in our common shares involves a substantial risk of loss. You should carefully consider the risks described below and the other information in this prospectus, including our financial statements and the related notes, before you purchase any of our common shares. If any such risks actually occur, our business and operating results could be materially and adversely affected. In such case, the trading price of our common shares could decline and you may lose all or part of your investment.

Risks Related to Our Business

We are dependent on a few large customers, the loss of any of which could substantially harm our business and operating results.

      Historically, a substantial percentage of our sales have been to a small number of customers. During the years ended December 31, 2000, 2001 and 2002, sales to our customers accounting for 10% or more of our net sales aggregated approximately 72.4%, 44.1% and 60.2% respectively, of our net sales. The loss of Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB or Texas Instruments Incorporated, each of which accounted for more than 10% of our net sales during 2002, or a substantial reduction in orders from any of them would materially and adversely impact our business and operating results.

Our quarterly and annual operating results are subject to significant fluctuations from a wide variety of factors.

      Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect our business and operating results during any period. This could result from any one or a combination of factors, such as:

•	the timing, cancellation or postponement of orders,

•	the type of product and related margins,

•	our customers’ announcement and introduction of new products or new generations of products,

•	the life cycles of our customers’ products,

•	our timing of expenditures in anticipation of future orders,

•	our effectiveness in managing manufacturing processes, including, interruptions or slowdowns in production and changes in cost and availability of components, and

•	the mix of orders filled.

      The volume and timing of orders received during a quarter are difficult to forecast. From time to time, our customers encounter uncertain and changing demand for their products. Customers generally order based on their forecasts. If demand falls below such forecasts or if customers do not control inventories effectively, they may reduce, cancel or postpone shipments of orders.

      As a consequence of any of the above factors, results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common shares. Our results of operations in future periods may fall below the expectations of public market analysts and investors. This failure to meet expectations could cause the trading price of our common shares to decline substantially.

Cancellations or delays in orders could materially and adversely affect our gross margins and operating income.

      Sales to our OEM customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Further, during times of potential component shortages we have purchased, and may continue to purchase, raw materials and component parts in the expectation of receiving purchase orders for products that use these components. In the event actual purchase orders are delayed, are not received or are cancelled, we would experience increased inventory levels or possible write-downs of raw material inventory that could materially and adversely affect our business and operating results. In 2001, we made an inventory provision of $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders. Subsequently, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, resulting in a partial reversal of $2.0 million of the provision in 2002. Of the remaining $1.8 million of slow-moving inventory, $1.2 million was scrapped and $600,000 will be scrapped in the next six months.

If we are unable to produce our new products in a high quality and cost-effective manner, our gross margins and business and operating results could be materially and adversely affected.

      We have experienced increased costs associated with developing advanced manufacturing techniques to produce our complex products on a mass scale and at a low cost. This has negatively impacted our gross margins. For example, our initial production runs of liquid crystal display, or LCD, modules experienced low production yields and other inefficiencies. We have currently commenced production of radio frequency, or RF, modules, thin film transistor, or TFT, modules and color LCD modules, in relation to which we have limited manufacturing experience. We expect that a substantial portion of our growth will come from our manufacture of these products. While we expect and plan for such increased costs in our new product manufacturing cycle, we cannot precisely predict the time and expense required to overcome initial problems and to ensure reliability and high quality at an acceptable cost. The increased costs and other difficulties associated with manufacturing RF modules, TFT modules and color LCD modules and other new products could have a negative impact on our future gross margins. In addition, even if we develop capabilities to manufacture new products, there can be no guarantee that a market will exist for such products or that such products will adequately respond to market trends. If we invest resources to develop capabilities to manufacture new products, like the investment in our new factory, for which a market does not develop, our business and operating results would be seriously harmed. Even if the market for our services grows, it may not grow at an adequate pace.

Our inability to utilize capacity at our new factory could materially and adversely affect our business and operating results.

      In order to expand production capacity, we intend to use approximately $40 million of our net proceeds to construct and equip a new factory consisting of approximately 250,000 square feet on land adjacent to our principal manufacturing facilities in Shenzhen, China. Once our new factory is complete, we will have committed substantial expenditures and resources to constructing and equipping this factory, but cannot guarantee that we will fully utilize such additional capacity. Our factory utilization is dependent on our success in providing manufacturing services for new or other products that we intend to produce at that factory, including RF modules, TFT and color LCD modules, and handset assemblies for cellular phones, at a price and volume sufficient to absorb our increased overhead expenses. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our new factory.

We face increasing competition, which has had an adverse effect on our margins.

      Competition in the EMS industry is intense and is characterized by price erosion, rapid technological change, and competition from major international companies. This intense competition has resulted in pricing pressures, lower sales and reduced margins. Over the last several years our margins have declined substantially, from 24.3% in 1998 to approximately 15.3% in 2002, as adjusted to take into account a

$2.0 million partial reversal of a provision we made in 2001. Continuing competitive pressures could materially and adversely affect our business and operating results.

We may not be able to compete successfully with our competitors, many of which have substantially greater resources than we do.

      The electronics manufacturing services we provide are available from many independent sources as well as from our current and potential customers with in-house manufacturing capabilities. Our EMS competitors include Celestica, Inc., Flextronics International Ltd., Hon Hai Precision Industry Co., Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. Our principal competitors in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. We have numerous competitors in the telecommunication, subassemblies and components product lines, including Philips, Samsung and Varitronics. Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do. As a result, we may be unable to compete successfully with these organizations in the future.

We must spend substantial amounts to maintain and develop advanced manufacturing processes and engage additional engineering personnel in order to attract new customers and business.

      We operate in rapidly changing industries. Technological advances, the introduction of new products, and new manufacturing and design techniques could materially and adversely affect our business unless we are able to adapt to those changing conditions. As a result, we are continually required to commit substantial funds for, and significant resources to, engage additional engineering and other technical personnel and to purchase advanced design, production and test equipment.

      Our future operating results will depend to a significant extent on our ability to continue to provide new manufacturing solutions that compare favorably on the basis of time to introduction, cost, and performance with the manufacturing capabilities of OEMs and competitive third-party suppliers. Our success in attracting new customers and developing new business depends on various factors, including:

•	utilization of advances in technology;

•	development of new or improved manufacturing processes for our customer’s products;

•	delivery of efficient and cost-effective services; and

•	timely completion of the manufacture of new products.

We generally have no written agreements with suppliers to obtain components and our margins and operating results could suffer from increases in component prices.

      We are typically responsible for purchasing components used in manufacturing products for our customers. We generally do not have written agreements with our suppliers of components. This typically results in our bearing the risk of component price increases because we may be unable to procure the required materials at a price level necessary to generate anticipated margins from the orders of our customers. Accordingly, increases in component prices could materially and adversely affect our gross margins and operating results.

Our business and operating results would be materially and adversely affected if our suppliers of needed components fail to meet our needs.

      At various times, we have and continue to experience shortages of some of the electronic components that we use, and suppliers of some components lack sufficient capacity to meet the demand for these components. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production, of assemblies using that component, which contributed to an increase in our inventory levels and reduction in our gross margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales. We also depend on a small number of suppliers for certain of the components that we use in our business. For example, we purchase most of our integrated circuits from Toshiba Corporation and Sharp Corporation and certain of their affiliates. If we were unable to continue to purchase components from these limited source suppliers, our business and operating results would be materially and adversely affected.

Factors affecting the electronics industry in general and our customers in particular could harm our operations.

      Most of our sales are to customers in the electronics industry, which is subject to rapid technological change, product obsolescence and short product life cycles and has suffered from an industry-wide slowdown since 2000. The factors affecting the electronics industry in general, or any of our major customers or competitors in particular, could have a material adverse effect on our business and operating results. Our success will depend to a significant extent on the success achieved by our customers in developing and marketing their products, including their products that use RF modules and color STN modules and TFT modules, some of which may be new and untested. If our customers’ products become obsolete, fail to gain widespread commercial acceptance or become the subject of intellectual property disputes, this could harm our business and operating results.

Future acquisitions or strategic investments may not be successful and may harm our operating results.

      An important element of our strategy is to review prospects for acquisition or strategic investments that would complement our existing companies and products, augment our market coverage and distribution ability or enhance our technological capabilities.

      Future acquisitions or strategic investments could have a material adverse effect on our business and operating results because of:

•	possible charges to operating results for purchased technology, restructuring or impairment charges related to goodwill or amortization expenses associated with intangible assets,

•	potential increase in our expenses and working capital requirements and the incurrence of debt and contingent liabilities,

•	difficulties in successfully integrating any acquired operations, technologies, customers products and businesses with our operations,

•	diversion of our capital and management’s attention to other business concerns,

•	risks of entering markets or geographic areas in which we have limited prior experience, or

•	potential loss of key employees of acquired organizations or inability to hire key employees necessary for expansion.

      For example, in 1998, we made a provision for, and subsequently wrote-off, our entire $10.0 million investment in Albatronics.

Our customers are dependent on shipping companies for delivery of our products and interruptions to shipping could materially and adversely affect our business and operating results.

      Typically, we sell our products F.O.B. Hong Kong and our customers are responsible for the transportation of products from Hong Kong to their final destinations. Our customers rely on a variety of carriers for product transportation through various world ports. A work stoppage, strike or shutdown of one or more major ports or airports could result in shipping delays materially and adversely affecting our customers, which in turn could have a material adverse effect on our business and operating results. Similarly, an increase in freight surcharges due to rising fuel costs or general price increases could materially and adversely affect our business and operating results.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties.

      We are incorporated in the British Virgin Islands and have subsidiaries incorporated in the British Virgin Islands, the Cayman Islands, Hong Kong and China. Our executive and administrative offices are located in Hong Kong. We manufacture all of our products in China. As of December 31, 2002, approximately 72% of the net book value of our total fixed assets is located in China. We sell our products to customers in Hong Kong, North America, Europe, Japan, China and Southeast Asia. Our international operations may be subject to significant political and economic risks and legal uncertainties, including:

•	changes in economic and political conditions and in governmental policies,

•	changes in international and domestic customs regulations,

•	wars, civil unrest, acts of terrorism and other conflicts,

•	changes in tariffs, trade restrictions, trade agreements and taxation,

•	difficulties in managing or overseeing foreign operations, and

•	limitations on the repatriation of funds because of foreign exchange controls.

      The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and decrease the profitability of our operations in that region.

Our operating results could be negatively impacted by seasonality.

      Historically, our sales and operating results have been affected by seasonality. Sales of calculators, personal organizers and linguistic products are typically higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, our consumer services for electronics products have historically been lower in the first quarter from both the closing of our factories in China for the Chinese New Year holidays and the general reduction in sales following the holiday season. These sales patterns may not be indicative of future sales performance.

Our results could be harmed if we have to comply with new environmental regulations.

      Our operations create some environmentally sensitive waste that may increase in the future depending on the nature of our manufacturing operations. The general issue of the disposal of hazardous waste has received increasing attention from the PRC national and local governments and foreign governments and agencies and has been subject to increasing regulation. Our business and operating results could be materially and adversely affected if we were to increase expenditures to comply with environmental regulations affecting our operations.

If there is an adverse outcome in class action litigation that has been filed against us, our business could be seriously harmed.

      On February 21, 2003, according to published accounts, several lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Southern District of New York. To date, no complaint has been served on the Company or, to its knowledge, any officer or director. According to press releases made public by counsel claiming to have filed the complaints, these complaints are brought on behalf of a putative class of purchasers of our stock and raise various categories of claims including alleged violations of Section 10(b) of the Securities Exchange Act of 1934 by issuing false and misleading statements regarding our financial performance and failing to issue timely reports concerning adverse developments in certain material litigation. We believe that we have meritorious defenses to such allegations and if the complaints are served and the actions prosecuted, we intend to defend this action vigorously. However, this litigation could be very costly and divert our management’s attention and resources. In addition, we have no insurance covering our liability, if any, or that of our officers and directors, and we will have to pay the costs of defense. Any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could materially and adversely affect our business and operating results.

We are dependent on certain members of our senior management.

      We are substantially dependent upon the services of Mr. Tadao Murakami, our Chairman of the Board of Directors, Mr. Joseph Li, our Chief Executive Officer, and, Mr. M. K. Koo, our Chief Financial Officer. We maintain no key person insurance on these individuals. The loss of the services of any of these officers could have a material adverse effect on our business and operating results.

We may be unable to succeed in recovering on our judgment debts against Tele-Art.

      We have two judgments in our favor against Tele-Art, Inc. awarded by The High Court of Justice in the British Virgin Islands for approximately $35.0 million plus interests and costs. Because Tele-Art, Inc. is in liquidation, we may not realize the entire amount of our judgments, and the actual amount of the recovery, if any, is uncertain and dependent on a number of factors. We may incur substantial additional costs in pursuing our recovery, and such costs may not be recoverable.

We could become involved in intellectual property disputes.

      We do not have any patents, licenses, or trademarks material to our business. Instead, we rely on trade secrets, industry expertise and our customers sharing of intellectual property with us. We may be notified that we are infringing patents, copyrights or other intellectual property rights owned by other parties. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and diversion of resources and could materially and adversely affect our business and operating results.

We may not pay dividends in the future.

      Although we have declared dividends during each of the last 10 years, we may not be able to declare them or may decide not to declare them in the future. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future, we may not continue them in any future period.

Risks Related to Our Operations in China and Hong Kong

      Our manufacturing facilities are located in China and our executive and sales office and several of our customers and suppliers are located in Hong Kong and China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties associated with doing business in China and Hong Kong, which are discussed in more detail below.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could harm our business and operating results.

      Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activities and decentralization of economic deregulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

The Chinese legal system has inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our factories and to do business.

      We do not own the land on which our factories in China are located. We occupy our principal manufacturing facilities under land use agreements with agencies or enterprises of the Chinese government and we occupy other facilities under lease agreements with peasant collectives or other companies. The performance of these agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor these agreements or an adverse change in the law governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Fire, severe weather, flood or earthquake could cause significant damage to our facilities in China and disrupt our business operations.

      Our products are manufactured exclusively at our factories located in China. Fire fighting and disaster relief or assistance in China is not well developed. Material damage to, or the loss of, our factories due to fire, severe weather, flood, earthquake or other acts of God or cause may not be adequately covered by proceeds of our insurance coverage and could materially and adversely affect our business and operating results. In addition, any interruptions to our business caused by such disasters could harm our business and operating results.

Controversies affecting China’s trade with the United States could harm our results of operations or depress our stock price.

      While China has been granted permanent most favored nation trade status in the United States through its entry into the World Trade Organization, controversies between the United States and China may arise that threaten the status quo involving trade between the United States and China. These controversies could materially and adversely affect our business by, among other things, causing our products in the United States to become more expensive resulting in a reduction in the demand for our products by customers in the United States. Political or trade friction between the United States and China, whether or not actually affecting our business, could also materially and adversely affect the prevailing market price of our common shares.

Changes to Chinese tax laws and heightened efforts by the Chinese tax authorities to increase revenues could subject us to greater taxes.

      Under applicable Chinese law, we have been afforded a number of tax concessions by, and tax refunds from, the Chinese tax authorities on a substantial portion of our operations in China by reinvesting all or part of the profits attributable to our Chinese manufacturing operations. However, the Chinese tax system is subject to substantial uncertainties with respect to its interpretation and enforcement. Following the Chinese government’s program of privatizing many state owned enterprises, the Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities that would increase our future tax liabilities or deny us expected concessions or refunds.

Our results have been affected by changes in currency exchange rates. Changes in currency rates involving the Japanese yen, Hong Kong dollar or Chinese renminbi could increase our expenses.

      Our financial results have been affected by currency fluctuations, resulting in total foreign exchange losses of $345,000 during the year ended December 31, 2002 and total foreign exchange gains of $530,000 and $51,000 during the years ended December 31, 2001 and 2000, respectively. We sell most of our products in United States dollars and pay our expenses in United States dollars, Japanese yen, Hong Kong dollars, and Chinese renminbi. While we face a variety of risks associated with changes among the relative value of these currencies, we believe the most significant exchange risk presently results from material purchases we make in Japanese yen. Approximately 14%, 16% and 8% of our material costs have been in yen during the years ended December 31, 2000, 2001 and 2002, respectively, but sales made in yen accounted for less than 7% of sales for each of the last three years. An appreciation of yen against the U.S. dollar would increase our expenses when translated into U.S. dollars and would materially and adversely affect our margins unless we made sufficient sales in yen to offset against material purchases made in yen.

      Approximately 4% and 10% of our revenues and 18% and 15% of our expenses were in Chinese renminbi and Hong Kong dollars, respectively, during the year ended December 31, 2002. Approximately 5% and 11% of our revenues and 15% and 19% of our expenses were in Chinese renminbi and Hong Kong dollars, respectively, in 2001. An appreciation of the renminbi or Hong Kong dollar against the U.S. dollar would increase our expenses when translated into U.S. dollars and could materially and adversely affect our margins. In addition, a significant devaluation in the renminbi or Hong Kong dollar could harm our business if it destabilizes the economy of China or Hong Kong, creates serious domestic problems or increases our borrowing costs.

We have suffered losses from hedging against our currency exchange risk.

      From time to time, we have attempted to hedge our currency exchange risk. We recorded charges of $304,000 in 2000 and $566,000 in 1999 on the write-off of option premiums purchased as a hedge against the appreciation of the Japanese yen and the decline of the Hong Kong dollar, respectively. We have experienced in the past and may experience in the future losses as a result of currency hedging.

Political and economic instability in Hong Kong could harm our operations.

      Our executive and sales office and several of our customers and suppliers are located in Hong Kong, formerly a British Crown Colony. Sovereignty over Hong Kong was resumed by China effective July 1, 1997. Since then, Hong Kong has become a Special Administrative Region of China, enjoying a high degree of autonomy except for foreign and defense affairs. Moreover, China’s political system and policies are not practiced in Hong Kong. Under the principle of “one country, two systems,” Hong Kong maintains a legal system that is based on the common law and is different from that of China. It is generally acknowledged as an open question whether Hong Kong’s future prosperity in its role as a hub and gateway to China after China’s recent accession to the World Trade Organization (introducing a market liberalization in China) will be diminished. The continued stability of political, economic or commercial conditions in Hong Kong remains uncertain, and any instability could materially and adversely impact our business and operating results.

Risks Related to Our Industry

We are exposed to general economic conditions. The current slowdown in the technology products industry has affected and we expect it to continue to affect our business and operating results adversely.

      As a result of recent unfavorable economic conditions and reduced capital spending, sales to OEMs in the electronics industry declined during 2002 and 2001. Lower consumer demand and high customer inventory levels have resulted in the delay and cancellation of orders for nearly all types of electronic products. As a result of order cancellations in 2001 we were required to make a provision for slow-moving inventory, which materially and adversely impacted our net income in 2001. If the economic conditions in the United States or Asia worsen generally or in the electronics and contract manufacturing businesses particularly, or if a wider or global economic slowdown occurs, this could materially and adversely impact our business and operating results.

The current economic downturn in the electronics manufacturing services industry could continue to have a material adverse effect on our business and operating results.

      The EMS industry is currently in an economic slowdown with an uncertain outlook. Some of the major contract manufacturers and OEMs worldwide have announced job reductions and plant closures aimed at reducing costs. Industry analysts have reduced their projections of the future growth of the EMS segment. Furthermore, Wall Street analysts have reduced earnings and revenue estimates across the entire EMS sector and have reported that the EMS industry has excess capacity. For example, the EMS industry in which we operate experienced a decrease in demand in 2001 and 2002. Softening demand for our products and services caused by the ongoing economic downturn was responsible in part for a decline in our operating income in 2001, as well as our provision for slow-moving inventory.

      The global economy may remain weak and market conditions continue to be challenging in the EMS industry. As a result, individuals and companies may continue delaying or reducing expenditures, including those for electronic products. Further delays or reductions in spending in our industry in particular, and economic weakness generally, could materially and adversely affect our business and operating results.

Risks Related to the Offering

The market price of our shares will likely be subject to substantial price and volume fluctuations.

      The markets for equity securities have been volatile and the price of our common shares has been and could continue to be subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies, general market trends both domestically and internationally, currency movements and interest rate fluctuations. Certain events, such as the issuance of common shares upon the exercise of our outstanding stock options could also materially and adversely affect the prevailing market price of our common shares.

      Further, the stock markets have recently experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares and your ability to resell your shares at or above the price you paid, or at any price.

The concentration of share ownership in our senior management allows them to control or substantially influence the outcome of matters requiring shareholder approval.

      At January 31, 2003, members of our management and board of directors as a group beneficially owned approximately 46% of our common shares and will beneficially own approximately 33% immediately upon completion of this offering (assuming the underwriters’ over-allotment option is not exercised). As a result, acting together they may be able to control and substantially influence the outcome of all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This ability may have the effect of delaying or preventing a change in control of Nam Tai, or causing a change in control of Nam Tai that may not be favored by our other shareholders. We have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any common shares or securities convertible into or exercisable or exchangeable for our common shares, for a period of 90 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters. Our executive officers, directors and selling shareholders have entered into similar agreements. Bear, Stearns & Co. Inc. may release some or all of these shares or us from these agreements at any time without public notice.

Risks Related to Our Foreign Private Issuer Status

It may be difficult to serve us with legal process or enforce judgments against our management or us.

      We are a British Virgin Islands holding corporation having our principal executive offices in Hong Kong. We have appointed Stephen Seung, 2 Mott St., Suite 601, New York, New York 10013 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. However, outside the United States, it may be difficult for investors to enforce judgments against us obtained in the United States in any of these actions, including actions based upon civil liability provisions of the Federal securities laws. In addition, all of our officers and most of our directors reside outside the United States and all of our assets, and the assets of those persons who reside outside of the United States, are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against those persons or us judgments obtained in United States courts grounded upon the liability provisions of the United States securities laws. There is substantial doubt as to the enforceability against us or any of our directors and officers located outside of the United States in original actions or in actions for enforcement of judgments of United States courts of liabilities based solely on the civil liability provisions of the securities laws of the United States.

      No treaty exists between Hong Kong or the British Virgin Islands and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of Hong Kong and the British Virgin Islands are generally prepared to accept a foreign judgment as evidence of a debt due. An action may then be commenced in Hong Kong or the British Virgin Islands for recovery of this debt. A Hong Kong or British Virgin Islands court will only accept a foreign judgment as evidence of a debt due if:

•	the judgment is for a liquidated amount in a civil matter;

•	the judgment is final and conclusive and has not been stayed or satisfied in full;

•	the judgment is not, directly or indirectly, for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Hong Kong or British Virgin Islands court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given);

•	the judgment was not obtained by actual or constructive fraud or duress;

•	the foreign court has taken jurisdiction on grounds that are recognized by the common law rules as to conflict of laws in Hong Kong or the British Virgin Islands;

•	the proceedings in which the judgment was obtained were not contrary to natural justice (i.e., the concept of fair adjudication);

•	the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of Hong Kong or the British Virgin Islands;

•	the person against whom the judgment is given is subject to the jurisdiction of the Hong Kong or the British Virgin Islands court; and

•	the judgment is not on a claim for contribution in respect of damages awarded by a judgment, which does not satisfy the criteria stated previously.

      Enforcement of a foreign judgment in Hong Kong or the British Virgin Islands may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, and moratorium or similar laws relating to or affecting creditors’ rights generally, and will be subject to a statutory limitation of time within which proceedings may be brought.

Future issuances of preference shares could materially and adversely affect the holders of our common shares or delay or prevent a change of control.

      Our board of directors may amend our Memorandum and Articles of Association to create from time to time one or more classes of preference shares (which are analogous to preferred stock of corporations organized in the United States). While currently no preference shares are issued or outstanding, we may issue preference shares in the future. Future issuance of preference shares could materially and adversely affect the rights of the holders of our common shares or delay or prevent a change of control.

Our status as a foreign private issuer exempts us from certain of the reporting requirements under the Exchange Act and corporate governance standards of the New York Stock Exchange, limiting the protections and information afforded to investors.

      We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the Commission of quarterly reports on Form 10-Q, current reports on Form 8-K or annual reports on Form 10-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

      In addition, because the Company is a foreign private issuer, certain of the corporate governance standards of the New York Stock Exchange that are applied to domestic companies listed on that exchange may not be applied to us.

      Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States or traded on the New York Stock Exchange.

USE OF PROCEEDS

      We estimate that net proceeds from our sale of 2,000,000 common shares will be approximately $48.2 million, after payment of estimated underwriting discounts and commissions and other estimated offering expenses payable by us. If the underwriter’s over-allotment option is exercised in full, we estimate that net proceeds will be approximately $59.2 million. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

      We intend to use approximately $40.0 million of the net proceeds to construct and equip a new factory of approximately 250,000 square feet and associated offices and facilities adjacent to our principal manufacturing facilities in Shenzhen, China. We currently expect to use this new facility, among other things, to manufacture RF modules, TFT and color LCD modules and handset assemblies for cellular phones. We intend to use the balance of the net proceeds for working capital and other general corporate purposes, which may include additional capital expenditures and possible acquisitions of, or strategic investments in, businesses, products or technologies that are complementary to our business. From time to time, we evaluate potential acquisitions of, or strategic investments in, such businesses, products or technologies; however, we have no current understandings, agreements or commitments with respect to any such transaction. Pending such uses, we intend to invest the net proceeds in short-term interest bearing obligations.

DIVIDEND POLICY

      We have paid an annual dividend for the last 10 consecutive years. On February 14, 2003, we announced that we were increasing our regular annual dividend to $0.60 per share to be declared and paid quarterly commencing with the first quarter 2003 dividend of $0.15 per share. The following table sets forth the total cash dividends and dividends per share we have declared for each of the five years in the period ended December 31, 2002:

	Year ended December 31,

	1998	1999	2000	2001	2002

Total dividends declared (in thousands)	$2,829	$2,942	$12,190	$4,134	$17,056

Regular dividends per share	$0.28	$0.32	$0.36	$0.40	$0.48
Special dividends	—	—	1.00	—	1.00

Total dividends per share	$0.28	$0.32	$1.36	$0.40	$1.48

      It is our general policy to determine the actual annual amount of future dividends, if any, based upon our growth during the preceding year. Future dividends, if any, will be in the form of cash or stock or a combination of both. We may not be able to pay dividends in the future or may decide not to declare them in any event. We will determine the amounts of the dividends when they are declared and even if dividends are declared in the future we may not continue them in any future period.

      We declared special dividends in 2000 and 2002 for the reasons described below:

•	In 2000, as a result of a realized gain we made from our sale of our investment in Group Sense (International) Ltd.; and

•	In 2002, primarily as a result of a realized gain we made from our sale of approximately one-third of our indirect investment in Huizhou TCL Mobile Communication Company Ltd.

      We do no business in the United States that subjects us to United States income taxes on our income and we do not expect to receive dividends from any United States company or any foreign company that has income effectively connected with a United States trade or business. Accordingly, we expect that any cash dividends we pay to our shareholders who are subject to United States income tax will remain taxable if the recent tax proposal relating to exempting dividends from United States income tax is enacted as proposed.

PRICE RANGE OF COMMON SHARES

      Our common shares are traded exclusively in the United States. On January 23, 2003, our common shares were listed on the New York Stock Exchange under the symbol “NTE.” Prior to that, our common shares were quoted on the Nasdaq National Market under the symbol “NTAI.”

      The following table sets forth the high and low closing sale prices for our common shares for the quarters indicated through February 27, 2003 as reported by the Nasdaq National Market before January 23, 2003 and the New York Stock Exchange since then:

	2001		2002		2003

	High	Low	High	Low	High	Low

First Quarter	$19.13	$12.13	$19.04	$15.45	$33.68	$25.50
Second Quarter	15.01	12.25	23.18	18.30
Third Quarter	15.31	11.30	20.59	16.00
Fourth Quarter	17.91	12.50	27.20	18.50

      The following table sets forth the high and low closing sale prices as reported by The Nasdaq National Market for each of the last five years ended December 31:

Year ended	High		Low

December 31, 2002	$27.20		$15.45
December 31, 2001	19.12	5	11.30
December 31, 2000	20.62	5	12.93	8
December 31, 1999	19.00		8.00
December 31, 1998	17.62	5	9.37	5

      The following table sets forth the high and low closing sale prices during each of the most recent six months through January 31, 2003 as reported by the Nasdaq National Market before January 23, 2003 and the New York Stock Exchange since then:

Month ended	High	Low

January 31, 2003	$33.68	$25.50
December 31, 2002	27.20	22.45
November 30, 2002	22.33	20.25
October 31, 2002	20.55	18.50
September 30, 2002	19.62	17.28
August 31, 2002	20.59	18.50

      On February 27, 2003, the last reported sale price of our common shares on the New York Stock Exchange was $26.30 per share. As of January 31, 2003, there were 856 holders of record of our common shares.

CAPITALIZATION

      The following table sets forth our cash and cash equivalents, short-term indebtedness and capitalization:

•	as of December 31, 2002 on an actual basis; and

•	as adjusted to reflect the sale of 2,000,000 common shares offered by us at an assumed public offering price of $26.05 per share, less estimated underwriting discounts and estimated offering expenses and the application of such proceeds to our cash and cash equivalents, shareholders’ equity and total capitalization.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	At December 31, 2002

	Actual	As adjusted

	(in thousands)
Cash and cash equivalents	$82,477	$130,649

Notes payable	$985	$985
Current portion of long-term debt	13,985	13,985

Total short-term debt	$14,970	$14,970

Long-term debt, excluding current portion	$2,812	$2,812
Minority Interests	2,099	2,099
Shareholders’ equity:
Common shares, $0.01 par value (20,000,000 shares authorized, 12,019,668 shares issued and outstanding actual and 14,019,668 shares issued and outstanding as adjusted)	120	140
Additional paid-in capital	147,828	195,980
Retained earnings	54,182	54,182
Accumulated other comprehensive loss	(2)	(2)

Total shareholders’ equity	202,128	250,300

Total capitalization	$207,039	$255,211

      The preceding table does not give effect to the issuance of:

•	372,000 common shares issuable upon exercise of stock options outstanding as of January 31, 2003;

•	602,233 common shares available as of January 31, 2003 for future issuance under our stock option plans; and

•	450,000 common shares that we may issue upon exercise of the underwriters’ over-allotment option.

      At December 31, 2002, our short-term debt included $12.9 million of the current portion of long-term debt that was secured. On January 3, 2003, this debt was repaid. The table above does not reflect this repayment. Our remaining debt at December 31, 2002, including the current portion of $1.1 million and notes payable of $985,000, was not secured. None of our debt at December 31, 2002 was guaranteed by a third party.

SELECTED CONSOLIDATED FINANCIAL DATA

      Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The following selected statements of income data for each of the three years in the period ended December 31, 2002 and the balance sheet data as of December 31, 2001 and 2002 are derived from our consolidated financial statements and notes thereto included later in this prospectus. The selected statements of income data for each of the two years in the period ended December 31, 1999 and the balance sheet data as of December 31, 1998, 1999 and 2000 were derived from our audited financial statements, which are not included in this prospectus. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements including the related footnotes.

	Year ended December 31,

	1998	1999	2000	2001	2002

	(in thousands except per share data)
Consolidated statements of income data:
Net sales	$101,649	$145,054	$213,688	$234,006	$236,016
Cost of sales	76,939	120,074	182,096	203,974	197,956

Gross profit	24,710	24,980	31,592	30,032	38,060
Operating costs and expenses:
Selling, general and administrative	13,246	14,913	17,646	21,974	17,983
Research and development	1,691	2,624	3,489	2,954	2,686
Impairment of goodwill	—	—	—	—	339
Non-recurring expense (income)	1,445	(848)	—	—	—

Total operating expenses	16,382	16,689	21,135	24,928	21,008

Income from operations	8,328	8,291	10,457	5,104	17,052
Equity in income (loss) of affiliated companies	534	1,146	(189)	1,867	10,741
Equity in loss of an unconsolidated subsidiary	(1,708)	—	—	—	—
Other income (expense) — net	5,687	2,494	13,853	2,709	(6,043)
Interest expense	(1)	(192)	(165)	(178)	(790)
Provision for/write off of investment in an unconsolidated subsidiary	(8,271)	(1)	—	—	—

Income before income taxes and minority interests	4,569	11,738	23,956	9,502	20,960
Income taxes (expense) benefit	(1,040)	60	33	(227)	(773)

Income before minority interests	3,529	11,798	23,989	9,275	20,187
Minority interests	—	—	12	(230)	(164)

Net income	$3,529	$11,798	$24,001	$9,045	$20,023

Earnings per share:
Basic	$0.34	$1.26	$2.63	$0.88	$1.89

Diluted	$0.34	$1.25	$2.56	$0.87	$1.86

Weighted average shares:
Basic	10,317	9,328	9,114	10,274	10,571

Diluted	10,351	9,417	9,375	10,393	10,736

	At December 31,

	1998	1999	2000	2001	2002

	(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$71,215	$54,215	$58,896	$58,676	$82,477
Working capital	77,539	61,265	89,568	83,982	87,408
Property, plant and equipment — net	32,445	44,717	44,599	70,414	75,914
Total assets	147,228	158,747	208,370	224,573	275,086
Short-term debt, including current portion of long-term debt	329	6,949	1,523	3,687	14,970
Long-term debt, less current portion	—	—	—	12,860	2,812
Total debt	329	6,949	1,523	16,547	17,782
Shareholders’ equity	127,696	125,568	162,364	169,351	202,128

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Except for statements of historical facts, this section contains forward-looking statements involving risks and uncertainties. You can identify these statements by forward-looking words including “believes,” “considers,” “intends,” “expects,” “may,” “will,” “should,” “forecast,” or “anticipates,” or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties. Forward-looking statements are not guarantees of our future performance or results and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors.” This section should be read in conjunction with our consolidated financial statements.

Overview

      We are an electronics manufacturing and design services provider to a select group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Our largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Texas Instruments Incorporated. Through our electronics manufacturing services, or EMS, operations, we manufacture electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules and radio frequency, or RF modules. These components are used in various electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PC’s, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

      We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic subassemblies and post-assembly testing. We also provide original design manufacturing, or ODM, services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

Net Sales and Cost of Sales

      We derive our net sales principally from manufacturing services that we provide to OEMs of telecommunications and consumer electronic products. The market for the products we manufacture is generally characterized by declining unit prices and short product life cycles. Sales to our OEM customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments from our customers. We recognize sales, net of product returns and warranty costs, typically at the time of product shipment or, in some cases, as services are rendered.

      A substantial percentage of our net sales are to a small number of customers. During the years ended December 31, 2000, 2001 and 2002, sales to our ten largest customers were 90.2%, 83.7% and 84.8% of our net sales, respectively. Furthermore, our customers accounting for 10% or more of our net sales aggregated approximately 72.4%, 44.1% and 60.2% of our total sales, respectively, for the same three-year period. The loss of any of our largest customers or a substantial reduction in orders from any of them would materially and adversely affect our business and operating results.

      Our production is typically based on purchase orders received from OEM customers. However, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Purchase orders are often supported by letters of credit or written confirmation from our OEM customer. We generally do not obtain firm, long-term commitments from our customers. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to accurately predict our revenue over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or to repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.

      We did not suffer a material loss resulting from the cancellation of OEM customer orders in 2000 or 2002. In 2001 however, we made an inventory provision of $3.8 million to cost of sales for slow-moving raw materials relating to cancelled, reduced or delayed orders. Subsequently, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, resulting in a partial reversal of $2.0 million of the provision in 2002. Of the remaining $1.8 million of slow-moving inventory, $1.2 million was scrapped and $600,000 will be scrapped in the next six months.

Gross Margins

      Our gross margins and operating income generally improve during periods of high-volume and high-capacity utilization in our manufacturing facilities and decline during periods of low-volume and low-capacity utilization. Over the last several years our gross profit margins have declined substantially, from 24.3% in 1998, to 17.2% for 1999, to 14.8% for 2000, to 12.8% in 2001 and increasing to 16.1% in 2002. Before the $3.8 million inventory provision in 2001 and our subsequent partial reversal of $2.0 million of this provision in 2002 discussed above, our gross margin was 14.5% in 2001 and 15.3% in 2002.

      An increased mix of more complex products that generally have relatively high material costs as a percentage of total unit costs has historically been a factor that has adversely affected our gross margins. This is the primary reason for the decline in our gross margins between 1998 and 2001. During this period, we diversified our product mix from predominantly low complexity electronic products, including, calculators and electronic dictionaries, to include more complex components and subassemblies, like LCD modules. We believe our gross margin improved in 2002 as a result of the experience we acquired in manufacturing these more complex products as we changed our strategic focus. Despite the lower gross margin on more complex products, we believe that the opportunity for growth in the demand for these complex products justifies the shift in our strategic focus. Furthermore, we believe that the manufacturing processes and know-how that we have developed from producing more complex products are a competitive advantage for us relative to many of our competitors.

      The increased costs associated with developing advanced manufacturing techniques to produce complex products on a mass scale and at a low cost has also negatively impacted our gross margins. For example, in our initial production runs of LCD modules we experienced low production yields and other inefficiencies that caused our gross margin to decrease. Although we believe we have improved the efficiency and quality of our manufacturing processes relating to LCD modules, we may not be able to improve or maintain our gross margin for these products. Furthermore, in December 2002 we began to produce RF modules, and, in January 2003, we began to produce color and thin film transistor, or TFT, LCD modules, each a complex component used in a variety of devices. The increased costs associated with manufacturing these products and other new complex products could have a negative impact on our future gross margins. The complex manufacturing processes involved in the production of complex products is also capital intensive thereby increasing our fixed overhead costs.

Selling, General and Administrative Expenses

      Our selling, general and administrative, or SG&A, expenses, consist primarily of salary and benefits, depreciation and amortization of our non-manufacturing fixed and intangible assets, office expenses, and professional fees.

     Research and Development

      We invest in research and development for manufacturing and assembly technology that provide us with the potential to offer better and more technologically advanced services to our OEM customers or assist us in the design and development of future products for them. We plan to continue acquiring advanced design equipment and to enhance our technological expertise through continued training of our engineers and further hiring of qualified system engineers. These investments are intended to improve the speed, efficiency and quality of our manufacturing processes.

     Operating Realignment

      In 2001, we restructured certain of our operations to better align our manufacturing, engineering and administrative resources. Related to this restructuring, we incurred $300,000 of costs related to employee severance charges that were included in cost of sales. We also incurred severance charges of approximately $700,000 related to the elimination of certain administrative positions that were included in selling, general and administrative expenses in that year.

     Income Taxes

      Our principal operations, which are conducted through subsidiaries, are in Hong Kong and China. We calculate the provision for current income taxes of our subsidiaries operating in Hong Kong by applying the current rate of taxation of 16% to the estimated taxable income earned in or derived from Hong Kong during the period.

      The basic corporate tax rate for Foreign Investment Enterprises in China, such as our China subsidiaries, is currently 33% (30% state tax and 3% local tax). However, because all of our China subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in the regions in which our subsidiaries operate in Shenzhen are not currently assessing any local tax. Moreover, several of our China subsidiaries are entitled to certain tax benefits and certain of our China subsidiaries have qualified for tax refunds as a result of reinvesting their profits earned in previous years in China for a minimum period of five years.

      Efforts by the Chinese government to increase tax revenues could result in decisions or interpretations of the tax laws by the Chinese tax authorities, which are unfavorable to us and which increase our future tax liabilities, or deny us expected refunds. Changes in Chinese tax laws or their interpretation or application may subject us to additional Chinese taxation in the future.

Strategic Investments

      An important element of our strategy is to make investments in companies that provide the potential to complement our existing products and services, become new customers, augment our market coverage and sales ability, enhance our technological capabilities and expand our service offerings. We account for investments of less than 20% under the cost method and we account for investments between 20% and 50% under the equity method. Our material investments over the last five years include:

      Alpha Star/ JCT Wireless. In January 2003 we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate parent of Hong Kong based JCT Wireless Technology Company Limited, or JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software and is using us to manufacture wireless communication terminals and their related RF modules.

      TCL Group. Over the period from September 2000 through November 2002, we made three investments in the TCL Group of companies and disposed of a portion of one investment. The TCL Group of companies is a leading OEM for numerous consumer electronic and telecommunications products in the domestic Chinese market.

•	In September 2000, we made a strategic investment of $2.0 million to acquire a 5% indirect equity interest (through a 25% direct equity interest in Mate Fair Group Limited) in both TCL Mobile Communication (HK) Co., Ltd. and Huizhou TCL Mobile Communication Co., Ltd., or together known as TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in China and overseas markets. In October 2002, we began to provide TCL Mobile with LCD modules used in its mobile phones. However, sales to TCL Mobile were not material for 2002.

•	In January 2002, we acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.), the parent of the TCL Group of companies, for approximately $12.0 million.

•	In November 2002, Mate Fair Group Limited sold a portion of its equity interest in Huizhou TCL Mobile Communication Co. Ltd. for which we received proceeds of approximately $10.4 million, reducing our indirect equity interest (held through Mate Fair Group Limited) in TCL Mobile to approximately 3%.

•	In November 2002, we invested $5.1 million in 3% convertible notes of TCL International Holdings Limited that are due in November 2005. TCL International Holdings Limited is another company in the TCL Group and is publicly listed on the Hong Kong Stock Exchange.

      Deswell Industries. In September 2000, we purchased 500,000 common shares in Deswell Industries Inc., a Nasdaq-listed company, representing approximately 9% of the outstanding shares of Deswell at the time of the purchase for an aggregate of $7.5 million. Deswell is a manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for OEMs and contract manufacturers. During the first quarter of 2002, we sold our Deswell shares in the open market for aggregate proceeds of $10.1 million.

      Group Sense. In May 1998, we acquired 20% of the outstanding shares of Group Sense (International) Limited, a Hong Kong public listed company, for cash of $16.3 million, which was reduced by a pre-acquisition dividend of $460,000. Group Sense and its subsidiaries manufacture consumer electronics products. During the period from February to November 2000, we disposed of our Group Sense shares for cash aggregating $28.1 million.

      Albatronics. In December 1998, we acquired slightly over 50% of the outstanding shares of Albatronics (Far East) Company Limited, a Hong Kong public listed company, for cash of approximately $10.0 million. Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products. Despite our direct cash investment, Albatronics’ financial position weakened dramatically and it became unable to pay its liabilities as they came due. As a result, we wrote off our entire investment in Albatronics.

Toshiba Joint Venture

      In March 2000, we formed a joint venture with Toshiba Battery Company Ltd. called BPC (Shenzhen) Co., Ltd., or BPC, to manufacture rechargeable lithium ion battery packs at our manufacturing complex in Shenzhen, China. Toshiba Battery Company Ltd. owned a 13% interest in BPC and we owned the balance of BPC for a cash investment of $1.3 million. During 2000 and 2001 and from January 1 to April 30, 2002, we recognized net sales of $6.2 million, $21.1 million, and $7.8 million, respectively, from Toshiba and its related companies. In 2002, we sold our 87% joint venture interest in BPC and a related manufacturing license to a Toshiba related company for an aggregate of $2.9 million, resulting in a gain of $77,000.

JIC Group Acquisition

      We acquired J.I.C. Group (BVI) Limited, or the JIC Group, in October 2000 for $32.8 million. We paid a portion of the purchase price to the seller by issuing approximately 1.16 million of our common shares and paid $11.0 million in cash. The JIC Group is engaged in the manufacture and marketing of transformers and LCD panels, a key component for a variety of consumer electronic products. We accounted for the acquisition of the JIC Group under the purchase method of accounting and the results of the JIC Group’s operations have been consolidated with our results since the date of its acquisition.

JIC Group Minority Interest

      In June 2002, through a restructuring of our interest in the JIC Group, we arranged for the listing of the JIC Group on The Stock Exchange of Hong Kong Limited. As a result, our effective interest in the

JIC Group reduced from 100% to 92.9%. However, our interest in the JIC Group became publicly tradable shares on the Hong Kong Stock Exchange. In the second quarter of 2002, we accounted for the restructuring by the creation of a minority interest and a comparable reduction in the value of the net assets of JIC. We discussed the accounting treatment of the JIC restructuring in our consolidated financial statements for the six months ended June 30, 2002 with HLB Hodgson Impey Cheng, our auditor at the time. We believed, and HLB concurred, at the time we released our consolidated financial statements for the six months ended June 30, 2002 that our accounting treatment complied, where applicable, with the relevant generally accepted accounting principles of Hong Kong and the United States.

      During the third quarter, in connection with this transaction we were then considering, we were requested to engage Deloitte Touche Tohmatsu to review our interim operations for the six months ended June 30, 2002. On October 23, 2002, Deloitte Touche Tohmatsu communicated that, based on its review, the financial results for the six months ended June 30, 2002 may be materially misstated as a result of a departure from generally accepted accounting principles with respect to the absence of a $1.5 million goodwill charge relating to the creation of the 7.1% minority interest in our subsidiary, JIC. As a result, management and our Board of Directors again discussed the accounting treatment with HLB. Shortly thereafter, HLB resigned as our auditors for unrelated reasons described in “Change in Public Accountants”. In doing so, HLB provided us with no additional information as to the appropriate accounting treatment for the $1.5 million goodwill in question and suggested that the issue would most appropriately be addressed by the independent auditors that succeeded them.

      We brought the issue to the attention of Grant Thornton, whom we had retained as our independent auditors in December 2002. While we believed that our original accounting was accurate, based on our consultations with Grant Thornton, we determined that it would be more prudent and conservative to include a charge of $1.5 million in other income/(expense), net in 2002. We then decided to revise our previously issued financial information issued in the second quarter of 2002 in order to reflect the charge for the 7.1% JIC minority interest, which we announced in a press release issued before the market opened on February 18, 2002.

Operating Segments

      Our operations are generally organized in two segments, Consumer Electronics Products, or CEP, and LCD panels and transformers, or LPT. The activities of our LPT segment relate primarily to our JIC subsidiary that we acquired in October 2000. Prior to our acquisition of JIC, we operated as a single segment; therefore, our comparison of operating results for the years ended December 31, 2001 and 2000 presented below is not described on a segment basis.

      Consumer Electronics Products. Our CEP segment is primarily engaged in the manufacture and assembly of electronic components, subassemblies and finished products for OEMs of electronic and telecommunications products. The electronic components and subassemblies that our CEP segment produces are primarily LCD modules used in a wide variety of consumer electronic products including cellular phones, personal digital assistants, or PDAs, digital cameras and microwave ovens. In December 2002, our CEP segment also began producing RF modules, used in cellular phones and other electronic devices with wireless features. The finished products that our CEP segment assembles include digital camera accessories for cellular phones, handheld electronic calculators, dictionaries and linguistic products. Within our CEP segment, we also provide software development services to our OEM customers.

      LCD Panels and Transformers. Our LPT segment manufactures LCD panels for use in numerous electronic products, including watches, clocks, calculators, pocket games, PDAs and cellular and wireless telephones. The transformers produced by our LPT segment are used in home appliances, telecommunications equipment, computers and computer peripherals.

Seasonality

      Historically, our sales and operating results are often affected by seasonality. Sales of calculators, personal organizers and linguistic products are often higher during the second and third quarters in anticipation of the start of the school year and the Christmas buying season. Similarly, our consumer services for electronics products have historically been lower in the first quarter resulting from both the closing of our factories in China for the Chinese New Year holidays and the general reduction in sales following the holiday season. As we have diversified our services for complex components, we expect that seasonality may be less of a factor affecting our business.

Application of Critical Accounting Policies

      The preparation of our financial statements and related disclosures in conformity with generally accepted accounting principles in the United States requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

      Revenue from sales of products is generally recognized when the title is passed to customers upon shipment and when collectibility is assured. Provision for discounts and rebates to customers, returns and other adjustments are provided for in the same period the related sales are recorded.

Inventory Reserves

      Our inventories are stated at the lower of cost or market value. We determine cost on the first-in, first-out basis. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand, as well as many other lower of cost or market considerations. We make provisions for estimated excess and obsolete inventory based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers’ product demands are less favorable than those projected, additional provisions may be required. Our current reserve for slow-moving or obsolete raw materials is $1.5 million. We did not make any material provisions relating to inventory for 2002.

      In 2001, we made an inventory provision of $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders. However, subsequently, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, resulting in a partial reversal of $2.0 million of the provision in 2002. Of the remaining $1.8 million of slow-moving inventory, $1.2 million was scrapped and $600,000 will be scrapped in the next six months.

Impairment or disposal of long-lived assets

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, that was applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and portions of Accounting Principles Board Opinion No. 30, “Reporting the Results for Operations”. The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value or carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. On January 1, 2002, we adopted SFAS No. 144. The adoption of SFAS No. 144 did not have any significant impact on our financial position and results of operations. We continually review our long-lived assets for impairment. In 2002, we determined that long-lived assets were not impaired.

Goodwill

      The excess of the purchase price over the fair value of net assets acquired is recorded on our consolidated balance sheet as goodwill. As of December 31, 2002, we had goodwill of $21.3 million, the majority of which was from our acquisition of JIC in 2000. Prior to January 1, 2002, we amortized goodwill to expense on a straight-line basis over various periods ranging from 4 to 15 years.

      In June 2001, the Financial Accounting Standard Board, or the “FASB”, issued SFAS No. 142, “Goodwill and Other Intangible Assets”. This statement provides that goodwill and other intangible assets with indefinite lives will not be amortized but will be evaluated for impairment on an annual basis. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. We adopted SFAS No. 142 on January 1, 2002.

      In order to assist us in our evaluation of goodwill upon adoption of SFAS No. 142, we retained the services of an independent appraisal firm, whose reports assisted us in determining that our goodwill was not impaired as of January 1, 2002. After our impairment evaluation, we determined that $339,000 of the net assets we acquired in 1999 from Micro Business Systems Industries Company Limited, a telecommunication business, was obsolete and recorded an impairment for that amount in our financial statements at December 31, 2002.

Income Taxes

      We provide for all taxes based on profits whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the PRC, we have reasonable grounds to believe that income taxes paid by Namtai Electronic (Shenzhen) Co., Ltd., Zastron Electronic (Shenzhen) Co., Ltd. (formerly known as Zastron Plastic & Metal Products (Shenzhen) Ltd.), Shenzhen Namtek Company Limited, Jieyao Electronics (Shenzhen) Co., Ltd. and Jetup Electronic (Shenzhen) Co., Ltd. in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of capital injection. Accordingly, any PRC tax paid by these subsidiaries during the year is recorded as an amount recoverable at the balance sheet date when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused. Deferred income taxes are provided to recognize the effect of the difference between the financial statement and income tax bases of measuring assets and liabilities.

Investments

      We apply the equity method of accounting for investments in affiliates when we have a 20% to 50% interest in those entities. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these entities which results in our recording corresponding earnings or losses in our income statement. Nonmarketable investments in which we have a less than 20% interest and in which we do not have the ability to exercise significant influence over the investee are accounted for using the cost method and are initially recorded at cost and periodically reviewed for impairment. Income from these investments are recognized to the extent of dividends received and gains or losses are recognized upon disposition or impairment of the investments.

Operating Results

      The following table presents selected consolidated financial information stated as a percentage of net sales for the years ended December 31, 2000, 2001, and 2002 (certain amounts may not calculate due to rounding and amounts may not add due to rounding).

	2000	2001			2002

	Total	CEP	LPT	Total	CEP	LPT	Total

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(85.2)	(88.3)	(81.0)	(87.2)	(83.4)	(86.5)	(83.9)

Gross profit	14.8	11.7	19.0	12.8	16.6	13.5	16.1
Selling, general and administrative expenses	(8.3)	(8.3)	(15.2)	(9.4)	(7.4)	(8.6)	(7.6)
Research and development expenses	(1.6)	(1.4)	(0.6)	(1.2)	(1.1)	(1.5)	(1.1)
Impairment of goodwill	—	—	—	—	(0.2)	—	(0.2)

Income from operations	4.9	2.0	3.2	2.2	7.9	3.4	7.2
Equity in (loss) income of affiliated companies	(0.1)	0.9	—	0.8	5.4	—	4.6
Other income (expense)	6.5	0.5	5.1	1.2	(2.4)	(3.4)	(2.6)
Interest expense	(0.1)	(0.1)	(0.0)	(0.1)	(0.4)	(0.2)	(0.3)

Income (loss) before income taxes and minority interests	11.2	3.3	8.3	4.1	10.5	(0.2)	8.9
Income taxes benefit (expense)	0.0	(0.1)	(0.2)	(0.1)	(0.4)	(0.2)	(0.3)

Income (loss) before minority interests	11.2	3.2	8.1	4.0	10.1	(0.4)	8.6
Minority interests	0.0	(0.1)	—	(0.1)	—	(0.1)	(0.1)

Net income (loss)	11.2%	3.1%	8.1%	3.9%	10.1%	(0.5)%	8.5%

Year ended December 31, 2002 Compared to Year ended December 31, 2001

      Net Sales. Our net sales remained flat, increasing by 0.9%, to $236.0 million for 2002 compared to $234.0 million for 2001. Sales in the CEP segment increased by 1.4% to $200.8 million for 2002 compared to $198.0 million for 2001. The primary reason for the increase was sales of digital camera accessories for cellular phones that we first produced in 2001 of approximately $39.8 million in 2002 compared to only $3.2 million in 2001, an increase of $36.6 million. This increase was partially offset by the sale of our joint venture interest in BPC (Shenzhen) Co., Ltd. to a Toshiba related company on April 30, 2002 resulting in a decrease of our sales of approximately $13.2 million in 2002 as compared to sales in 2001. We also experienced decreased sales in 2002 of calculators, personal digital assistants and linguistics products and LCD modules of $9.6 million, $6.7 million and $3.5 million, respectively, as compared to levels in 2001. We believe that these decreases resulted from pricing pressures and the completion of the lifecycle or obsolescence of certain of these products that were not replaced by comparable devices.

      Sales in the LPT segment decreased by 1.9% to $35.3 million for 2002 compared to $36.0 million for 2001. The primary reason for the decrease in sales was the reduction in LCD panel selling price caused by market competition partially offset by an increase in the number of LCD panels sold.

      Gross Profit. Our gross profit increased by 26.7%, to $38.1 million for 2002 from $30.0 million for 2001. Our gross profit margin also increased in 2002 to 16.1% from 12.8% in 2001. Before the inventory provision of $3.8 million in 2001 for slow-moving raw materials relating to cancelled, returned or delayed orders and our subsequent reversal of $2.0 million of this provision in 2002 discussed below, our consolidated gross margin was 14.5% in 2001 and 15.3% in 2002.

      Gross profit in the CEP segment increased 43.7% to $33.3 million, or 16.6% of net sales, for 2002 compared to $23.2 million, or 11.7% of net sales, for 2001. The primary reason for this increase was our inventory provision in 2001 of $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders within the CEP segment that was recorded in our cost of sales. In 2002, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, resulting in our partial reversal of $2.0 million of the provision to cost of sales in 2002. Before the inventory provision of $3.8 million in 2001 and our subsequent reversal of $2.0 million of this provision in 2002, our gross margin for the CEP segment was 13.6% in 2001 and 15.6% in 2002. Also contributing to the increase in gross profit in 2002 is a $300,000 non-recurring charge to our cost of sales in 2001 related to employee severance charges for direct labor in the CEP segment. In addition to these specific factors, our gross profit increased in 2002 due to our ability to negotiate advantageous price terms with certain of our suppliers and our focus on reducing overhead costs.

      Gross profit in the LPT segment decreased 30.7% to $4.8 million, or 13.5% of net sales, for 2002 compared to $6.8 million, or 19.0% of net sales, for 2001 as a result of lower selling prices for LCD panels driven by increased competition as well as increased depreciation charges in relation to a new STN LCD panel line that commenced operations in June 2002.

      Selling, general and administrative expenses. SG&A expenses for 2002 decreased approximately $4.0 million to $18.0 million, or 7.6% of net sales, from $22.0 million, or 9.4% of net sales, in 2001.

      SG&A expenses in the CEP segment decreased 9.6% to $14.9 million, or 7.4% of net sales, for 2002 compared to $16.5 million, or 8.3% of net sales, for 2001. This decrease was driven primarily by our cost realignment and tightened cost controls that reduced salaries and benefits to $6.0 million from $8.1 million in 2001. Our salaries and benefits expense in 2001 included $700,000 of restructuring expenses primarily related to severance for certain administrative positions that we eliminated. The decreases in our CEP segment were partially offset by increases in selling expenses of $600,000 due to implementation of a new commission incentive program in January 2002.

      SG&A expenses in our LPT segment also decreased in 2002 to $3.0 million, or 8.6% of net sales, from $5.5 million, or 15.2% of net sales, in 2001. The decrease in SG&A expenses in our LPT segment in 2002 is primarily related to terminating the amortization of goodwill as a result of our adoption of the new accounting rule, SFAS No. 142, effective January 1, 2002. During the year ended December 31, 2001 our amortization of goodwill in the LPT segment was approximately $1.6 million. SG&A expenses in our LPT segment were also lower in 2002 due to the decrease in stock option compensation expense of $839,000 in 2002 compared to 2001.

      Research and development expenses. Research and development expenses for 2002 decreased to $2.7 million, or 1.1% of net sales, from $3.0 million, or 1.2% of net sales, in 2001. On a segment basis, research and development expenses decreased in the CEP segment by $584,000, or 21.3%, due to a reduction in related staff, which was partially offset by an increase in the LPT segment of $316,000 in relation to the addition of a new STN LCD line for the new products, including the development of LCD panels for TCL Mobile.

      Goodwill impairment. In 2002, we determined that $339,000 of unamortized goodwill related to our 1999 acquisition of a telecommunications company was impaired as the technology of the acquired company had become obsolete.

      Income from Operations. Income from operations increased by approximately $11.9 million to $17.1 million, or 7.2% of sales, for 2002 compared to $5.1 million, or 2.2% of sales, for 2001. On a segment basis, the operating income of our CEP segment increased $12.0 million to $15.9 million, or 7.9% of net sales, in 2002 compared to $3.9 million, or 2.0% of net sales, in 2001. This increase in operating income is attributable to the increase in gross profit and decrease in SG&A expenses and R&D expenses described above. The operating income of our LPT segment remained constant at $1.2 million in both 2002 and 2001.

      Equity in Income of Affiliated Companies. Equity in income of affiliated companies was $10.7 million in 2002 compared to $1.9 million in 2001. The income in 2002 includes $8.6 million, which represents our share of the gain from the sale by Mate Fair of a portion of its interest in TCL Mobile, and $2.1 million for our proportional share of the net earnings of our 25% investment in Mate Fair for the five months ended May 31, 2002.

      Other Income/(Expense), net. Other expense, net, during the year ended December 31, 2002 was $6.0 million. This amount included expenses of $5.2 million for our provision of legal contingencies related to the liquidation of Tele-Art Inc., $2.7 million of loss related to the creation of a minority interest in our JIC Group subsidiary, including the release of unamortized goodwill, $1.4 million of legal and professional fees related to the JIC minority interest transaction, $610,000 of finance charges related to the early repayment of a $12.9 million fixed term loan, $520,000 for release of unamortized goodwill of affiliated companies - Mate Fair, $307,000 of finance charges and $771,000 of miscellaneous expenses primarily related to non-operating legal fees. These expenses were partially off set by gains of $3.3 million related to the partial recovery of a judgment debt in the Tele-Art case, net of expenses, $917,000 of dividend income primarily from our indirect investment in TCL Corporation, $799,000 of interest income and $642,000 of realized gain from the disposal of marketable securities. The costs of defending the recently announced securities class action litigation could substantially increase our expenses in future periods and any adverse determination could be significant.

      Interest Expense. Interest expenses increased to $790,000 for 2002 compared to $178,000 for 2001. The increase in interest charges is the result of $15 million in long-term debt that we obtained in the fourth quarter of 2001 and $4.5 million obtained in the second quarter of 2002.

      Income Taxes. Income tax expenses of $773,000 for 2002 compares to $227,000 for the prior year. The increase is primarily the result of our not receiving tax refunds for two of our PRC entities for taxes paid in previous years that we have normally been eligible to receive in the past.

      Minority Interest. Minority interest decreased $66,000 or 28.7%, to $164,000 in 2002 from $230,000 in 2001. Minority interest in 2002 included $107,000 from the minority shareholders’ share of profits of BPC from January 1, 2002 through April 30, 2002, the date we sold BPC and $57,000 from the minority shareholders’ share of profits of the JIC Group from June 4, 2002, the date of listing on the Hong Kong Stock Exchange, through December 31, 2002. Minority interest in 2001 represented an entire year of the minority shareholder’s share of BPC’s profit.

      Net Income. Net income increased by $11.0 million, or 121.4%, to $20.0 million or 8.5% of net sales, for 2002 compared to $9.0 million, or 3.9% of net sales, for 2001. This resulted in diluted earnings per share for 2002 of $1.86 ($1.89 basic) compared to $0.87 ($0.88 basic) for 2001. Net income for the CEP segment increased 230% to $20.2 million for 2002 compared to $6.1 million for 2001. The increase in CEP’s net income is the result of a higher gross profit margin, the increase in equity in income from affiliated companies, and decreased general and administrative expenses described above. Net Income for the LPT segment decreased by $3.1 million or 106.6% to a loss of $191,000 compared to net income of $2.9 million for 2001. The net loss position in year 2002 for LPT was the result of lower gross profit margin, and the release of unamortized goodwill as described above.

               Year ended December 31, 2001 Compared to Year ended December 31, 2000

      Net Sales. Our net sales increased by 9.5% to $234.0 million for 2001 compared to $213.7 million for 2000. We attribute this growth in sales to our acquisition of the JIC Group, full year results from our battery pack joint venture and our focus on manufacturing key components for telecommunication products and other complex components and subassemblies resulting from our investment in high-technology manufacturing equipment. The acquisition of the JIC Group in October 2000 contributed $36.0 million in sales for 2001 compared to $10.3 million in 2000. The startup of our battery pack joint venture with a Toshiba-related company in June of 2000 contributed $21.1 million to our net sales in 2001 compared to $6.2 million for 2000. Sales of subassemblies and components, particularly LCD modules for mobile phones, increased by approximately $14.7 million in 2001 compared to 2000. Sales increases in these categories were partially offset by sales of calculators, telecommunication products, and PDAs and linguistic products, which decreased by $23.4 million, $9.3 million and $4.3 million, respectively, compared to the prior year period.

      Gross Profit. Our gross profit decreased 4.9% to $30.0 million for 2001 from $31.6 million for 2000. Our gross margin also decreased in 2001 to 12.8% from 14.8% in 2000. Our inventory provision of

$3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders by our customers is the primary reason for the decline in our gross profit and gross margin. Before this charge, our gross margin in 2001 was 14.5%. Our shift in product mix towards more complex and capital intensive subassemblies and components, combined with a reduction in sales of higher margin finished goods such as calculators, also contributed to the decline in our gross profit in 2001. Pricing pressure caused by the increasingly competitive environment for electronic products was another factor in our gross profit decline. Our cost of sales for 2001 also included $300,000 related to severance payments for direct labor employees who were terminated as part of our restructuring activities in that period.

      Selling, General and Administrative Expenses. For 2001, SG&A increased 24.5% to $22.0 million from $17.6 million in 2000. As a percentage of net sales, SG&A expense increased to 9.4% in 2001 from 8.3% in 2000. This increase reflected amortization charges related to the acquisition of JIC Group of $1.6 million in 2001 compared to $406,000 in 2000, the addition of JIC Group’s SG&A expenses, excluding goodwill amortization, of $3.0 million for an entire year in 2001 compared to $2.0 million for the fourth quarter of 2000, stock option compensation expense of $839,000 in 2001 compared to nil in 2000 and various realignment charges, including employee severance charges, of $700,000 in 2001.

      Research and Development Expenses. Research and development expenses for 2001 decreased 15.3% to $3.0 million, or 1.2% of net sales, from $3.5 million, or 1.6% of net sales, in 2000. The decrease was related to a reduction of some R&D related staff in 2001 as well as the closure of our Korean research and development office in the latter part of 2000.

      Income from Operations. Income from operations decreased by approximately $5.4 million to $5.1 million, or 2.2% of sales, for 2001 compared to $10.5 million, or 4.9% of sales, for 2000. This decrease in operating income is attributable to the decrease in gross profit and our increase in SG&A expenses, as described above.

      Equity in Income of Affiliated Companies. Equity in income of affiliated companies was $1.9 million for 2001 compared to a loss of $189,000 for 2000. The gain in 2001 was primarily related to our indirect investment in TCL Mobile. Equity in loss of affiliated companies in 2000 was related to $18,000 gain from our indirect investment in TCL Mobile, that was made in September 2000, offset by the $207,000 loss on the write off of our investment in Shanghai Q&T Tech. Co., Ltd.

      Other Income (Expense), net. Other income, net decreased to $2.7 million for 2001 compared to $13.9 million for 2000. Other income in 2001 included unrealized gains on marketable securities of $1.6 million, interest income of $1.2 million, foreign exchange gains of $530,000, and dividend income received from marketable securities of $525,000 offset by the write-off of a non-trade receivable of $500,000, bank charges of $333,000 and miscellaneous expenses of $294,000. In 2000, other income was comprised primarily of gains related to sales of investments of $10.8 million and interest income of $3.3 million. The decrease in interest income from 2000 to 2001 was the result of lower cash balances and lower interest rates in 2001 compared to 2000.

      Interest Expense. Interest expenses rose to $178,000 for 2001 compared to $165,000 for 2000. The increase in interest charges is the result of $15.0 million in long-term debt that we obtained in the fourth quarter of 2001 offset by a reduction in interest rates.

      Income Taxes. The income tax expense of $227,000 for 2001 compares to a benefit of $33,000 for 2000. The primary reason for the increase in 2001 was an increase in our taxable income compared to 2000.

      Minority Interest. Minority interest changed $242,000 from a loss of $12,000 in 2000 to a profit of $230,000 in 2001. Minority interest in 2001 represented the minority shareholder’s share of BPC’s profit. The minority interest in 2000 represented the minority shareholder’s share of the loss of BPC.

      Net Income. Net income decreased by $15.0 million, or 62.3%; to $9.0 million or 3.9% of net sales, for 2001 compared to $24.0 million, or 11.2% of net sales for 2000. This resulted in diluted earnings per share for 2001 of $0.87 ($0.88 basic) compared to $2.56 ($2.63 basic) for 2000. The decrease in net income and earnings per share is the result of the decrease in gross profit, the increase in SG&A expense and the decrease in other income, as described above.

Liquidity and Capital Resources

Liquidity

      We have financed our growth and cash needs to date primarily from internally generated funds, proceeds from the sale of our strategic investments, sales of our stock and bank debt. We do not use off-balance sheet financing arrangements, such as securitization of receivables or obtaining access to assets through special purpose entities, as sources of liquidity. Our primary uses of cash have been to fund expansions and upgrades of our manufacturing facilities, to make strategic investments in potential customers and suppliers and to fund increases in inventory and accounts receivable resulting from increased sales.

      We had positive net working capital of $87.4 million at December 31, 2002 compared to positive net working capital of $84.0 million at December 31, 2001. We believe that our cash flows from operations, our current cash balance and funds available under our working capital and credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for the next 12 months.

      Net cash provided by operating activities was $39.5 million in 2002. Cash provided by operating activities in 2002 was primarily attributable to net income of $20.0 million, plus depreciation and amortization expense of $10.6 million, dividends of $10.5 million and the non-cash loss on restructuring of our JIC Group of $2.7 million, non-cash equity in income of affiliated companies of $10.7 million and non-cash gain on share redemption of $3.5 million. Our working capital related to operating activities also decreased driven by an increase of $17.0 million in accounts payable and accrued expenses and $10.1 million of proceeds from marketable securities offset by increases in accounts receivable of $8.5 million and inventory of $7.6 million.

      Our inventory increased in 2002 as a result of our anticipation of increase in sales. Accounts receivable increased due to increased sales in the fourth quarter relative to sales in the prior year period. The increase in accrued expenses is primarily related to a $5.2 million provision for legal contingencies. Accounts payable increased due to support for higher inventory levels. The proceeds from marketable securities relates to the disposal of our holdings in Deswell Industries, Inc. during 2002.

      Net cash provided by operating activities in 2001 was $23.2 million. Cash provided by operating activities in 2001 was primarily attributable to net income of $9.0 million, plus depreciation of $9.1 million, amortization of intangible assets of $2.0 million and stock option costs of $839,000 offset by non-cash equity in income of affiliates of $1.9 million and unrealized gain on marketable securities of $1.6 million. Our decrease in working capital related to operating activities was driven by a decrease in inventory of $15.3 million offset by a decrease in accounts payable and accrued expenses of $6.1 million and an increase in accounts receivable of $4.4 million.

      Our inventory decreased in 2001 due to our increased focus on inventory management and our increased use of domestic China suppliers with shorter delivery lead times. Inventory also decreased due to our $3.8 million provision for slow-moving raw materials relating to cancelled, reduced or delayed orders. The increase in our accounts receivable was primarily related to the increase in our net sales while the decrease in our accounts payable and accrued expenses related to the decrease in inventory levels.

      Net cash used in investing activities was $33.8 million in 2002. Cash used in investing activities was primarily related to our $12.0 million strategic investment in TCL Holdings Corporation and $5.1 million in convertible notes of TCL International Holdings Ltd. as well as capital expenditures of $18.5 million offset by proceeds of $1.7 million related to the disposal of our joint venture interest in BPC. Our capital expenditures in 2002 included a $12.3 million new STN LCD panel production line and $4.0 million for completion of the new factory expansion.

      Net cash used in investing activities was $35.4 million in 2001. Cash used in investing activities was primarily related to capital expenditures of $36.0 million offset by proceeds from the disposal of property plant and equipment of $698,000. Our major capital expenditures in 2001 included:

•	$13.0 million for the purchase and interior improvements on 23,000 square feet of contiguous prime office space at Shun Tak Centre in the Central district of Hong Kong,

•	$6.4 million for the purchase of new staff residences in Hong Kong,

•	$5.5 million for the construction and machinery for a new 138,000 square foot five-story factory building within our principal manufacturing facilities,

•	$5.5 million for the purchase of new chip on glass production lines, and

•	$2.0 million for the expansion of the front end process for producing LCD panels.

      In the past three years we have invested significant amounts of cash to expand our manufacturing capacity and to upgrade our equipment to produce increasingly complex products. We plan to use a significant portion of the proceeds of this offering to construct additional manufacturing facilities. We believe that we will continue to make significant cash investments in the future to broaden our manufacturing capabilities and increase our capacity. In this regard, we intend to use approximately $40.0 million of our net proceeds to construct and equip another factory consisting of approximately 250,000 square feet on land adjacent to our principal manufacturing facilities in Shenzhen, China.

      Net cash provided by financing activities was $18.1 million for 2002. Cash provided by financing activities for 2002 primarily resulted from net proceeds of $36.5 million received from the exercise of options and warrants and $4.5 million received from a four-year variable rate term loan offset by $16.7 million paid to shareholders as dividends, $2.7 million for the repayment of bank loans and $3.5 million for the repurchase of our common shares pursuant to our share buy-back program.

      Net cash provided by financing activities was $12.0 million for 2001 which primarily resulted from $15.0 million of proceeds from a bank loan and $4.3 million of proceeds received from the exercise of options and warrants offset by $3.9 million of cash dividends and $3.4 million for the repurchase of the our shares.

Capital Resources

      As of December 31, 2002, we had $82.5 million in cash and cash equivalents, consisting of cash and short-term deposits compared to $58.7 million at December 31, 2001. Our short-term debt was $15.0 million and $3.7 million at December 31, 2002 and at December 31, 2001, respectively.

      At December 31, 2002, we had in place general banking facilities with two financial institutions aggregating $58.2 million. The maturity of these facilities is generally up to 90 days. These banking facilities are guaranteed by us and there is an undertaking not to pledge any assets to any other banks without the prior consent of our bankers. Interest rates are generally based on the banks’ reference lending rates. Our facilities permit us to obtain overdrafts, lines of credit for forward exchange contracts, letters of credit, import facilities, trust receipt financing, shipping guarantees and working capital. These facilities are subject to annual review and approval. As at December 31, 2002, we had utilized approximately $8.9 million under such general credit facilities and had available unused credit facilities of $66.1 million.

      As at December 31, 2002, we had debt of $16.8 million, including the current portion of $14.0 million, compared to debt of $15.0 million, including the current portion of $2.1 million at December 31, 2001. A portion of this debt was obtained in the fourth quarter of 2001, had a seven-year term and carried a fixed rate of interest of 5.05% for the first four years, changing to a floating rate of 1% over the Singapore Interbank Money Market Offer Rate, or SIBOR, for the final three years. The loan was secured by a property with net book value of $11.4 million. Principal repayments of $535,000 were made on a quarterly basis for the term of the loan. At December 31, 2002, the outstanding balance of the loan was $12.9 million. On January 3, 2003, we repaid the entire outstanding balance of this loan.

      Our debt as of December 31, 2002 also included unsecured long-term debt of $4.5 million that we obtained in May 2002. This debt has a term of four years and bears interest of 1.5% over 3 month LIBOR (with a cap at 7.5%), with principal repayments of $281,250 due on a quarterly basis. At December 31, 2002, the outstanding balance of the loan was $3.9 million, including the current portion of $1.1 million.

      A summary of our contractual obligations and commercial commitments as of December 31, 2002 is as follows:

	Payments due by period

							2008 and
Contractual obligation	Total	2003	2004	2005	2006	2007	thereafter

Long-term debt	$16,797,000	$13,985,000	$1,125,000	$1,125,000	$562,000	$—	$—
Operating leases	3,935,000	779,000	727,000	745,000	731,000	565,000	388,000
Capital expenditures	20,856,000	20,856,000	—	—	—	—	—

Total	$41,588,000	$35,620,000	$1,852,000	$1,870,000	$1,293,000	$565,000	$388,000

      There are no material restrictions (including foreign exchange controls) on the ability of our non-China subsidiaries to transfer funds to us in the form of cash dividends, loans, advances or product or material purchases. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. In the event that dividends are paid by our China subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested.

Capital Expenditures

      Our principal capital expenditures and divestitures over the last three years include the following:

	2000	2001	2002

Property, plant and equipment (net)	$3,579,000	$36,013,000	18,485,000

      Our capital expenditures in 2002 included a $12.3 million new STN LCD panel production line and $4.0 million for completion of the new factory expansion.

      Our major capital expenditures in 2001 included:

•	$13.0 million for the purchase and interior improvements on 23,000 square feet of contiguous prime office space at Shun Tak Centre in the Central district of Hong Kong,

•	$6.4 million for the purchase of new staff residences in Hong Kong,

•	$5.5 million for the construction and machinery for a new 138,000 square foot five-story factory building within the Company’s existing manufacturing complex,

•	$5.5 million for the purchase of new chip on glass production lines, and

•	$2.0 million for the expansion of the front end process for producing LCD panels.

      In order to expand production capacity, we also plan to build a new factory consisting of approximately 250,000 square feet adjacent to our principal manufacturing facilities in Shenzhen, China. Planning for the project began in January 2003 and we expect construction to be completed by the end of September in 2004. We have budgeted $40.0 million to cover the cost of construction and fixtures and equipment for the new factory. We plan to finance these improvements to our manufacturing facilities from a portion of the proceeds of this offering.

      Other capital expenditures we have planned for 2003 include:

•	$12.0 million for machinery for manufacturing RF modules,

•	$8.9 million for other capital equipment, and

•	$10.0 million for investment in a 25% interest in Alpha Star Investments Ltd., which we made in January 2003.

      Our plans for capital expenditures are subject to change from time to time and could result from, among other things, our consummation of any significant amount of additional acquisition or strategic investment opportunities, which we regularly explore.

Impact of Inflation

      Inflation and deflation in China and Hong Kong has not had a material effect on our past business. During times of inflation, we have generally been able to increase the price of its products in order to keep pace with inflation.

Exchange Controls

      There are no exchange control restrictions on payments of dividends, interest, or other payments to nonresident holders of our securities or on the conduct of our operations in Hong Kong, where our principal executive offices are located, or in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. With respect to our China subsidiaries, with the exception of a requirement that 10% of profits be reserved for future developments, there are no restrictions on the payment of dividends and the removal of dividends from China once all taxes are paid and assessed and losses, if any, from previous years have been made good. We believe such restrictions will not have a material effect on our liquidity or cash flows.

Recent changes in accounting standards

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires a company to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e. the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Companies are required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. We adopted SFAS No. 143 on January 1, 2003. We do not believe that its adoption will have a material effect on our financial position, results of operations, or cash flows.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are applicable in fiscal years beginning after May 15, 2002, the provisions related to SFAS No. 13 are effective for transactions occurring after May 15, 2002, and all other provisions are effective for financial statements issued on or after May 15, 2002; however, early application is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of SFAS No. 145 would be reclassified in most cases following adoption. In the current year, we adopted the provisions of SFAS No. 145 related to the accounting treatment for the gain or loss on debt extinguishment. The result of this adoption is that a $610,000 finance charge incurred for the early extinguishment of our long term debt that would have been recorded as an extraordinary item under the previous accounting rules has been included as an expense from continuing operations. We do not expect the adoption of the remaining provisions of SFAS No. 145 to have a material effect on our financial position, results of operations, or cash flows.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application is encouraged. We do not expect the adoption of SFAS No. 146 to have a material effect on our financial position, results of operations, or cash flows.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We are currently evaluating the effects of FIN 45; however, we do not expect that the adoption of FIN 45 will have a material effect on our financial position, results of operations, or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. We do not expect the adoption of SFAS 148 to have a material effect on our financial position, results of operations, or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Currency Fluctuations

      We sell a majority of our products in U.S. dollars and pay for our material components in Japanese yen, U.S. dollars, Hong Kong dollars, and Chinese renminbi. We pay labor costs and overhead expenses in renminbi, the currency of China (the basic unit of which is the yuan), Hong Kong dollars, and Japanese yen. The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong and accordingly has not in the past presented a currency exchange risk. This could change in the future if those in Hong Kong arguing for a floating currency system prevail in the ongoing debate over whether to continue to peg the Hong Kong dollar to the US dollar.

      We believe our most significant foreign exchange risk results from material purchases made in Japanese yen. Approximately 14%, 16%, and 8% of our material costs have been in Japanese yen during the years ended December 31, 2000, 2001, and 2002. Sales made in yen account for less than 7% of sales for the years ended December 31, 2000, 2001 and 2002. Our business and operating results could be materially and adversely affected in the event of a severe increase in the value of the yen to the US dollar at a time when our sales made in yen are insufficient to cover our material purchases in yen.

      Effective January 1, 1994, China adopted a floating currency system whereby the official exchange rate equaled the market rate. Since the market and official renminbi rates were unified, the value of the renminbi against the dollar has been stable. We believe any devaluation of the renminbi would benefit us by reducing our costs in China, provided that devaluation or other economic pressures do not lead to fundamental changes in the present economic climate in China.

      Foreign exchange transactions involving the renminbi take place through the Bank of China or other institutions authorized to buy and sell foreign exchange or at an approved foreign exchange adjustment center (known as a “swap center”). In the past, when exchanging Hong Kong dollars for Chinese renminbi, we used a swap center to obtain the best possible rate. When translating the Chinese company accounts into U.S. dollars, we use the same exchange rate as quoted by the People’s Bank of China. Since January 1, 1994, when China adopted a floating currency system (whereby the official rate is equal to the market rate), swap centers and banks in China offer essentially the same market rates, facilitating the exchange of Hong Kong dollars for renminbi. The adoption of a floating currency system has had no material impact on us.

      Beginning on December 1, 1996, the Chinese renminbi became fully convertible under the current accounts. There are no restrictions on trade-related foreign exchange receipts and disbursements in China. Capital account foreign exchange receipts and disbursements are subject to control, and organizations in China are restricted in foreign currency transactions that must take place through designated banks.

      We may elect to hedge our currency exchange risk when we judge such action may be required. In an attempt to lower the costs of expenditures in foreign currencies, we will periodically enter into forward contracts or option contracts to buy or sell foreign currency(ies) against the U.S. dollar through one of our banks. As a result, we may suffer losses resulting from the fluctuation between the buy forward exchange rate and the sell forward exchange rate, or from the price of the option premium.

      At December 31, 2002 we held no option or future contracts and during the year we did not purchase or sell any commodity or currency options. We are continuing to review our hedging strategy and there can be no assurance that we will not suffer losses in the future as a result of hedging activities.

Foreign Currency Risk

      As at December 31, 2002 we had no open forward contracts or option contracts to purchase or sell foreign currencies.

      Cash on hand at December 31, 2002 of $82,477,000 was held in the following currencies.

Equivalent
U.S. Dollar
Holdings

December 31, 2002

Japanese yen	438,000
United States dollars	78,408,000
Hong Kong dollar	3,293,000
Chinese renminbi	338,000

Interest Rate Risk

Short-term interest rate risk

      Our interest expenses and income are sensitive to changes in interest rates. All of our cash reserves and short-term borrowings are subject to interest rate changes. Cash on hand of $82.5 million as of December 31, 2002 was invested in short-term interest bearing investments having a maturity of three months or less. As such, interest income will fluctuate with changes in short term interest rates. In November 2002, we purchased a $5.1 million in principal amount of a 3% convertible note due in

November 2005. As the interest rate on the convertible note is fixed, we do not expect fluctuations in interest rates to materially effect our cash flows and net income.

      As of December 31, 2002 we had $8.9 million outstanding on our credit facilities, including $985,000 in short-term notes payable, resulting in minimal interest rate risk.

     Long-term interest rate risk

      As of December 31, 2002, we had $16.8 million in long-term debt including the current portion of $14.0 million.

      We obtained a seven-year $15.0 million term loan in the fourth quarter of 2001 with a fixed rate of interest of 5.05% for the first four years and 1% over the SIBOR rate for the last three years. The term loan had an outstanding balance of $12.9 million as of December 31, 2002. We repaid this term loan on January 3, 2003.

      We also obtained a four-year term loan with borrowings in May 2002 totalling $4.5 million at a rate of 1.5% over three months LIBOR repayable in 16 quarterly installments of approximately $281,000 beginning August 2002. The term loan had an outstanding balance of $3.9 million as of December 31, 2002.

      The potential effect of a hypothetical 1% increase in interest rates for 2002 indebtedness would be insignificant to our cash flows and net income.

BUSINESS

Overview

      We are an electronics manufacturing and design services provider to a select group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. Our largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Texas Instruments Incorporated. Through our electronics manufacturing services, or EMS, operations, we manufacture electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules and radio frequency, or RF, modules. These components are used in various electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. We also manufacture finished products, including cordless phones, palm-sized PC’s, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

      We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies. Our services include hardware and software design, component purchasing, assembly into finished products or electronic subassemblies and post-assembly testing. We also provide original design manufacturing, or ODM, services, in which we design and develop proprietary products that are sold by our OEM customers using their brand name.

      We were founded in 1975 as an electronic products trading company based in Hong Kong and shifted our focus to manufacturing of electronic products in 1978. We moved our manufacturing facilities to China in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, China in order to capitalize on opportunities offered in Southern China. We were reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. Our principal manufacturing and design operations are based in Shenzhen, China, approximately 30 miles from Hong Kong. Our principal executive offices are located in Hong Kong, which provides us access to Hong Kong’s infrastructure of communication and banking and facilitates management of our China operations and transportation of our products out of China through the port of Hong Kong.

Our Industry

Electronic Products

      Electronics products are made from numerous components and subassemblies. Progressive miniaturization and persistent advances in performance have increased the complexity of these products. This increased complexity has resulted in companies that specialize in the manufacture of these products. Continual reduction in product lifecycles has generated increased demand for enhanced manufacturing and design technologies. There is also continuous demand to reduce the cost of technology products, which, in turn, will permit the product or component to be mass-produced on a cost-effective basis.

Outsourced Production of Electronic Products

      As more sophisticated technologies become broadly accepted and prices decline, the demand for advanced yet cost-effective manufacturing capabilities and related services has grown. Historically, OEMs were fully integrated, performing the product design, new product introduction, assembly and manufacturing, testing, order fulfillment and distribution and after-market support functions for their products. In recent years, we believe that OEMs throughout the world have increasingly accepted and relied upon the outsourcing of these functions to EMS providers to meet their customers’ demands and to remain competitive. This enables OEMs to concentrate on their core competencies, such as product development, marketing and sales.

      As a result of this outsourcing strategy, some OEMs have divested a significant portion of their manufacturing facilities and newer OEMs are choosing to outsource rather than build an internal manufacturing infrastructure. In some cases, the outsourced functions include the original design of products. This process, called Original Design Manufacturing, or ODM, refers to companies that both design and manufacture products that are marketed and sold by OEMs using the OEM’s brand name.

      We believe that the factors driving OEMs to continue to favor an outsourcing strategy include:

•	Reduce total production cost. OEMs continually need to reduce costs to remain competitive. EMS providers manufacture products at a reduced total cost to OEMs because of higher utilization of manufacturing capacity, access to leading-edge procurement and inventory management capabilities, proficiency in purchasing materials and components and a continual focus on improving the entire supply chain from product design to after-market support. Contract manufacturing also enables some OEMs to take advantage of producing in low-cost geographical regions.

•	Access to leading technologies. OEMs continually seek access to engineering expertise and manufacturing technologies necessary to build their increasingly complex products. OEMs are motivated to work with EMS companies to gain access to their expertise in product design, assembly, manufacturing and testing technologies, as well as their expertise in materials procurement and management.

•	Accelerate time-to-market. Due to intense competitive pressures in the electronics industry, OEMs face increasingly shorter product life-cycles and therefore have a growing need to reduce the time required to bring new products to market. OEMs can significantly improve product development cycles and shorten time-to-market by utilizing the expertise and manufacturing infrastructure of EMS companies, including capabilities relating to design and development.

•	Reduce capital investment and shift fixed costs to variable costs. As electronics products have become more technologically advanced, the manufacturing process is requiring greater levels of investment in capital equipment. Outsourcing to EMS companies allows OEMs to lower their investment in inventory and manufacturing assets and shift more of their fixed costs to variable costs, thereby increasing their return on assets. As a result, OEMs can react more quickly to changing market conditions and allocate capital to other core activities such as sales and marketing and research and development.

Market Size

      Contract manufacturers of electronic products are expected to experience growth driven by continued outsourcing by OEMs as well as overall expansion of the electronics industry. Technology Forecasters, Inc. reported on December 6, 2002, in its Fourth Quarter 2002 Electronics Manufacturing Outsourcing Report that it expects that the EMS industry will grow from $92.0 billion in 2002 to $170.0 billion in 2006, and that the worldwide ODM market will grow from $36.4 billion in 2002 to $72.4 billion in 2006. These figures represent a compound annual growth rate of 16.6% and 18.8% for the EMS Industry and Worldwide ODM market, respectively. Our operations are primarily characterized as EMS-related and a relatively small portion of our business is presently characterized as ODM related.

      Aggregate OEM cost of goods sold of electronic products is used within our industry to define the total available market size for EMS and ODM services. Aggregate revenue of EMS and ODM providers as a percentage of cost of goods sold of OEMs is generally used to measure the penetration of contract manufacturing in the electronic products industry. In its Fourth Quarter 2002 Electronics Manufacturing Outsourcing Report, Technology Forecasters forecasted that combined EMS and ODM revenue, as a percentage of cost of goods sold of OEMs, will increase from 19.1% in 2001 to 28.0% in 2006 as OEMs continue to outsource their manufacturing and supply chain services. Moreover, Technology Forecasters forecasted that EMS and ODM penetration in the Consumer Electronics segment will grow from 5.1% in 2001 to 16.2% in 2006 and that the EMS and ODM penetration in the Wireless Telecom segment will grow from 22.4% in 2001 to and 34.1% in 2006. Our contract manufacturing services are primarily focused on these two OEM segments.

      A further segmentation of growth in the contract EMS industry is by geographic region. The low labor and facility costs in geographic areas such as China, Southeast Asia and India have resulted in a trend toward increased manufacturing in these locations. Technology Forecasters predicts in its Fourth Quarter 2002 Electronics Manufacturing Outsourcing Report that the percentage of EMS services provided in Asia as a percentage of the worldwide supply will increase from 29% in 2001 to 42% in 2006. Technology Forecasters defines Asia in its report as China, Hong Kong, Taiwan, Singapore, Philippines, Malaysia, Thailand, Korea, Vietnam and India.

Our Strategy

      We are focused on expanding our position as a China-based provider of electronic manufacturing services to major OEMs. To achieve this objective, we intend to continue to pursue the following strategies.

•	Maintain low-cost manufacturing in China. Our manufacturing facilities are all in China and have been there since 1980. Our location allows us to access one of the lowest cost engineering and production work forces in the world. We believe that our history and experience in China well position us to take advantage of the trend of shifting production of electronic products to China.

•	Focus on Asian OEMs. We have strong relationships with OEMs throughout Asia, in particular those in Japan. These Japanese OEMs produce a large portion of the electronic products used worldwide and, we believe, represent a significant opportunity for future outsourcing growth. More recently, we have developed relationships with OEMs in China including the TCL group of companies, widely acknowledged as one of the leading domestic consumer electronics OEMs in China. According to the Third Quarter 2002 Report, Everyone Wants to Go to China, by Technology Forecasters, China is the largest mobile phone market in the world but is only 11% penetrated. Consequently, we believe that we are well positioned to capitalize on the growth in consumer electronic products in China.

•	Manufacture of small form factor consumer products and hand-held electronic device. We focus on providing OEMs with services for handheld electronic products known in our industry as anywhere/anytime devices. These products are easy to ship globally, thereby negating the need for our OEM customers to require regional manufacturing and sophisticated logistics support. These products are generally consumer focused and not closely tied to corporate technology spending patterns.

•	Produce high value-added electronic components and subassemblies. We produce components and subassemblies, like LCD modules and RF modules that are central to several types of electronic products. These components and subassemblies also constitute a high percentage of the cost of materials of our OEM customers’ products. For example, RF modules may be used in cellular phones and PDAs. Similarly, LCD modules are used in cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. As a result of our focus on high value-added components that are integrated into complex products, we are able to maintain relatively high gross profit margins in comparison with those of other EMS providers of consumer electronic products.

•	Apply advanced manufacturing technologies. Our manufacturing and assembly processes apply advanced bonding and other sophisticated technologies, including chip on glass, chip on film and chip on board that are essential to the production of complex components. Production of high-quality products using these technologies typically require Class one thousand clean rooms, including a special area inside the clean room called a Class one hundred “clean bench,” We believe that relatively few of our competitors possess our level of clean room manufacturing capability in their China-based facilities. We consider our ability to employ these advanced production technologies provides us with a competitive advantage over other EMS companies offering contract manufacturing of electronic products.

•	Develop improved production techniques. We focus on collaborating with our customers to refine and improve the production methods employed for complex, yet proven production technologies rather than on the initial development of components or assemblies for which there is not an established market. By doing this, we help our OEM customers enhance their product design, lower costs and improve yields. This strategy allows us to strengthen our relationships with our OEM customers. As a result, our customers allow us to use their proprietary production technologies in our assembly operations. These relationships allow us to focus our research and development efforts on process improvement and help limit our risks associated with new product introductions.

•	Produce high quality products at a low cost. Our goal is to manufacture the highest-quality products at a low cost to our customers. We believe that the quality of our manufacturing services is central to maintaining customer trust and loyalty, and therefore we strive to ensure that our design and production processes are of world-class standards. We have consistently met the stringent quality demands of our OEM customers. Our factories are either ISO 9001 or ISO 9002 certified, the International Organization for Standardization’s highest ratings. Our principal manufacturing facilities located in Shenzhen are also certified ISO 14001, a standard published in 1996 by the International Organization for Standardization that provides a structured basis for environmental management control. Given that the electronics industry overall and the EMS sector in particular are intensely price sensitive, we leverage our low cost structure and operational efficiency to provide high-quality manufacturing services at competitive pricing.

•	Invest Strategically in key technology partners. We have made and will continue to make strategic investments in targeted and existing customers and providers of critical component technologies. We believe that such investments foster new, or enhance existing, customer and supplier relationships. We have found that these investments promote business opportunities with our partners. These investments include our ownership interest in the TCL group of companies and our investment in Alpha Star Investments, Ltd. These investments have expanded our offerings for cellular telephones and other wireless communication products and components.

Our Customers

      Historically, we have had substantial recurring sales from existing customers. About 96.2% of our 2002 net sales came from customers that also used our services in 2001. While we seek to diversify our customer base, a small number of customers currently generate a significant portion of our sales. Sales to our 10 largest customers accounted for 90.2%, 83.7% and 84.8% of our net sales during the years ended December 31, 2000, 2001 and 2002, respectively. Sales to customers accounting for 10% or more of our net sales in the year ended December 31, 2000, 2001 or 2002 were as follows:

	Year ended
	December 31,

	2000	2001	2002

Epson Precision (HK) Ltd.	23.8%	29.9%	32.2%
Sony Ericsson Mobile Communications AB	N/A	*	16.9
Texas Instruments Incorporated	23.9	14.2	11.1
Sharp Corporation	14.7	*	*
Seiko Instruments Inc.	10.0	*	*

*	Less than 10% of our total net sales.

      Our largest OEM customers based on net sales during 2002 include the following (listed alphabetically):

Customer	Product

Advance Watch Co. (Far East) Ltd.	LCD panels for watches
Canon Electronic Business Machines (H.K.) Co. Ltd.	Electronic dictionaries and calculators
Casine Electronics Ind. Co.	LCD panels for calculators and clocks
Epson Precision (H.K.) Ltd	PCB modules for cellular phones
Hitachi Ferrite Electronics Ltd.	Transformers
Hitachi Media Electronics Co. Ltd.	Transformers
Kanda Tsushin Kogyo Co Ltd (affiliate of Fujitsu)	Caller ID function phones
Maeda Global Net (HK) Co Ltd	PCB modules for cellular phones
Nanox Ltd	LCD panels for cordless phones and household appliances
Nishimura Musen Denki Co. Ltd	Transformers
Optrex Corporation	Assemblies for LCD modules
Seiko Instruments Inc.	Electronic dictionaries
Sharp Corporation	Calculators, pocket computers and control panel modules
Sony Corporation	Electronic dictionaries.
Sony Ericsson Mobile Communications AB	Mobile phone digital camera accessories
Stanley Electric (Asia Pacific) Ltd.	LCD panels for car audio devices
Texas Instruments Incorporated	Calculators
Toshiba Battery Company Ltd*	Rechargeable battery packs for cellular phones
Vtech Telecommunications Ltd.	LCD panels for phones
Zexus Technology Ltd.	LCD panels for watches

*	We sold rechargeable battery packs to Toshiba Battery Company Ltd., through a joint venture we had with this customer. We sold our interest in the joint venture to a Toshiba related company and ceased manufacturing rechargeable battery packs as of April 30, 2002.

      At any given time, different customers account for a significant portion of our business. Percentages of net sales to customers vary from quarter to quarter and year to year and fluctuate depending on the timing of production cycles for particular products.

      Sales to our OEM customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments from our customers. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts. Uncertain economic conditions and our general lack of long-term purchase commitments with our customers make it difficult for us to accurately predict revenue over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.

Our Products

      The dollar amount (in thousands) and percentage of our net sales by business segment and product category for the years ended December 31, 2000, 2001 and 2002 were as follows:

	Year ended December 31,

	2000		2001		2002

	Dollars	Percent	Dollars	Percent	Dollars	Percent

Consumer Electronic Products:
Component assembly(1)	$103,288	48%	$121,781	52%	$103,628	44%
LCD consumer products	98,043	46	73,596	32	94,207	40
Software development services	2,073	1	2,701	1	2,923	1
LCD Panels and Transformers(2)
LCD panels	6,606	3	24,977	11	23,937	10
Transformers	3,678	2	10,981	4	11,324	5

	$213,688	100%	$234,006	100%	$236,016	100%

(1)	Included in component assembly are our sales from our manufacture of rechargeable battery packs through a joint venture we had with Toshiba Battery Co., Ltd. We sold our interest in the joint venture to a Toshiba related company and ceased manufacturing rechargeable battery packs as of April 30, 2002. Accordingly, revenue from sales of battery packs were not included after that date.

(2)	LCD panels and components consist of products manufactured and sold by our subsidiaries in the JIC Group. We acquired the JIC Group in 2000 and their sales were consolidated with ours beginning in October 1, 2000.

     Consumer Electronic Products

Component Assembly

      We manufacture the following subassemblies and components:

•	Color and monochrome LCD modules to display information as part of telecommunication products such as cellular telephones and telephone systems, appliances and office automation products, such as copiers and facsimile machines. Our LCD modules could be manufactured for use in most other hand-held consumer electronic devices, such as electronic games and digital cameras.

•	RF modules, which we began manufacturing in December 2002, for integration into cellular phones. These modules could be manufactured for use in most other hand-held consumer electronic products, such as PDAs, laptop computers and other products with wireless connectivity.

•	1.9 and 2.4 GHz high frequency cordless telephones, home feature phones, family radio systems and transceivers.

LCD Consumer Products

      The LCD-based consumer electronic products we manufacture are primarily finished products and include:

•	Digital camera accessories for use with the cellular telephones.

•	Electronic calculators that include basic function calculators, desktop display style, scientific and advanced graphic calculators,

•	Digital management devices that include personal digital assistants, or PDAs, and electronic personal organizers.

•	Linguistic products, including electronic dictionaries, spell checkers, and language translators.

Software Development Services

      We offer our OEM customers software development services principally for the operation of electronic dictionary products, many of which are manufactured by us, as well as personal organizers and MP3 devices. In addition to generating revenue from our development services, our software design, which typically occurs at the product design stage, often results in our providing manufacturing services to the OEM assembly customers.

LCD Panels and Transformers

      With the acquisition of JIC Group in October 2000, we began producing LCD panels and transformers.

LCD Panels

      LCD panels are information display components and are featured in numerous electronics products, including watches, clocks, calculators, pocket games, PDAs and cellular and wireless telephones. Currently, we use only a small portion of the LCD panels in our assembly operations. We plan to increase the volume of LCD panels we supply to our assembly business.

Transformers

      Transformers are generally used to increase or reduce the voltage of an electric power supply to allow a particular part of electrical equipment to be used. The transformers we produce are used in home appliances, telecommunications equipment, computers and computer peripherals.

Our Manufacturing and Assembly Capabilities

      We utilize the following production techniques:

•	Chip on Film. COF is an assembly method for bonding integrated circuit chips and other components onto a flexible printed circuit. This process allows for greater compression of the size of a product when assembled enabling the production and miniaturization of small form factor devices like cellular phones, PDAs, digital cameras and notebook PCs. At December 31, 2002, we had two COF machines.

•	Chip On Glass. COG is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced LCD modules for high-end electronic products, such as cellular phones and PDAs. At December 31, 2002, we had seven COG lines.

•	Chip On Board. COB is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. We use COB in the assembly of consumer products such as calculators, personal organizers and linguistic products. At December 31, 2002, we had 79 COB machines.

•	Ball Grid Array. BGA is a method of mounting an integrated circuit or other component to a printed circuit board, or PCB. Rather than using pins that consume a large area of the PCB, the component is attached to the circuit board with small balls of solder at each contact. This method allows for greater component density and is used in more complex PCBs. At December 31, 2002, we had 12 BGA machines.

•	Outer Lead Bonding. OLB is an advanced technology used to connect PCBs and large-scale integrated circuits with a large number of connectors. We use this technology to manufacture complex miniaturized products, such as high-memory PDAs. At December 31, 2002, we had three OLB machines.

•	Tape Automated Bonding with Anisotropic Conductive Film. TAB with ACF is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small LCD modules, such as those used in cellular phones and pagers. At December 31, 2002, we had seven systems of TAB with ACF machines.

•	Fine Pitch Heat Seal Technology. FPHS technology allows us to connect LCD displays to PCBs produced by chip on board and outer lead bonding that enable very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs. At December 31, 2002, we had eight machines utilizing FPHS technology.

•	Surface Mount Technology. SMT is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as electronic linguistic devices. At December 31, 2002, we had 16 SMT productions lines.

•	Twisted Nematic LCDs. A TN type LCD is the most conventional and economical and is suitable for most common LCDs used in devices like calculators and watches. At December 31, 2002, we had two TN LCD lines.

•	Super-Twisted Nematic LCDs. STN-type LCDs allow for clearer visibility and wider viewing angle than TN-type LCDs. STN LCDs are suitable for use in devices like pocket games and PDA personal digital assistants. We began manufacturing these LCDs in the second quarter of 2002 and at December 31, 2002, we had one STN LCD line.

      At December 31, 2002, we had three clean rooms at our principal manufacturing facilities, which housed COF and COG capabilities for LCD module manufacturing. We also had three clean rooms at another of our factories, which are used to manufacture LCD panels. Of our seven clean rooms at January 31, 2003, four were Class ten thousand and three were Class one thousand.

Quality Control

      We maintain strict quality control programs for our products, including the use of total quality management, or TQM, systems and advanced testing and calibration equipment. Our quality control personnel test the quality of incoming raw materials and components. During the production stage, our quality control personnel also test the quality work-in-progress at several points in the production process. Finally, after the assembly stage, we conduct testing of finished products. In addition, we provide office space at our principal manufacturing facilities for representatives of our major customers to permit them to monitor production of their products and we provide them with direct access to our manufacturing personnel.

      The facilities of Namtai Electronic (Shenzhen) Co. Ltd., or NTSZ, one of our subsidiaries, maintained ISO 9002 Certification from December 1993 until February 1996, and thereafter it maintained ISO 9001 Certification. All of our manufacturing facilities are either ISO 9001 or ISO 9002 certified, the International Organization for Standardization’s or ISO highest ratings. The ISO is a Geneva-based organization dedicated to the development of worldwide standards for quality management guidelines and quality assurance. ISO 9000, which was the first quality system standard to gain worldwide recognition, requires a company gather, analyze, document, monitor and make improvements where needed. The receipt of ISO 9001 Certification demonstrates that our manufacturing operations meet the most demanding of the established world standards. Our principal manufacturing facilities have also received the ISO 14001 certification, a standard published in 1996 to provide a structured basis for environmental management control.

Our Suppliers

      We purchase thousands of different component parts from numerous suppliers. We are not dependent upon any single supplier for any key component. We purchase components from suppliers in Japan, China and elsewhere. We generally base component orders on received purchase orders in an effort to minimize our inventory risk by ordering components and products only to the extent necessary although for certain customers we will occasionally purchase raw materials based on such customer’s rolling forecasts.

      The major component parts we purchase include the following:

•	off-the-shelf and custom integrated circuits or “chips,” most of which we purchase presently from Toshiba Corporation and Sharp Corporation and certain of their affiliates;

•	LCD panels, which are available from many manufacturers. In the past we have used two major suppliers, Epson Hong Kong Ltd. and Sharp Corporation for LCD panels and in the future we may produce some LCD supplies internally;

•	solar cells and batteries, which are standard “off-the-shelf” items, that we generally purchase in Hong Kong from agents of Japanese manufacturers; and

•	various mechanical components such as plastic parts, rubber keypads, PCBs, indium tin oxide, or ITO, glass used in the production of LCD panels, and packaging materials from various local suppliers in China.

      Whenever practical, we use domestic China suppliers who are often able to provide items at low costs and with short lead times.

      Certain components may be subject to limited allocation by certain of our suppliers. During 2000 there was an industry-wide shortage of components in the electronics industry as supply was unable to satisfy growing world demand. In some cases, supply shortages and delays in deliveries of particular components have resulted in curtailed production, or delays in production of assemblies using scarce components. These supply shortages have contributed to an increase in our inventory levels and reduction in our margins. We expect that shortages and delays in deliveries of some components will continue. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales.

Production Scheduling

      The typical cycle for a product to be designed, manufactured and sold to an OEM customer is one to two years, which includes the production period, the development period and the period for market research and data collection (which is undertaken primarily by our OEM customers). Initially an OEM customer gathers data from its sales personnel on products for which there is market interest, including features and unit costs. The OEM customer then contacts us, and possibly other prospective manufacturers, with forecasted total production quantities and design specifications or renderings. From that information, we in turn contact our suppliers and determine estimated component and material costs. We later advise our OEM customer of the development costs, charges (including molds, tooling and software design, if applicable) and unit cost based on the forecasted production quantities desired during the expected production cycle.

      Once we and the OEM customer agree to the quotation for the development costs and the unit cost, we begin the product development if we are engaged to do so. This development period typically lasts less than six months, but may be longer if software design is included. During this time we complete all molds, tooling and software required to manufacture the product with the development costs generally borne by our customer. Recently, some of our customers have started to request that we bear responsibility for paying development costs. For some products, we bear the development costs if we believe that we can recover these costs through our manufacturing relationship. Upon completion of the molds, tooling and software, we produce samples of the product for the customer’s quality testing, and, once approved, commence mass production of the product.

      The production period usually lasts approximately six to 12 months. In some cases, our customer handles all product design and development and engages us only at the point of initial production. Typically, more advanced products have shorter production runs. If total production quantities change, the OEM customer often provides only limited notice before discontinuing orders for a product. At any point in time we are in different stages of the development and production periods for the various models under development or in production for our OEM customers.

      Generally, our production is based on purchase orders received from OEM customers. Purchase orders are often supported by letters of credit or written confirmation from the OEM customer and generally may not be cancelled once confirmed without the mutual consent of the parties. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to immediately enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate accommodations with customers regarding particular situations.

      We did not suffer a material loss resulting from the cancellation of OEM customer orders in 2000 or 2002. In 2001, we made an inventory provision of $3.8 million for slow-moving raw materials relating to cancelled, reduced or delayed orders. However, subsequently, we were able to use some of these raw materials in production or we received compensation for the unused raw materials from certain of our customers, resulting in our partial reversal of $2.0 million of the provision in 2002. Of the remaining $1.8 million of slow-moving inventory, $1.2 million was scrapped and $600,000 will be scrapped in the in the next six months.

Sales and Marketing

      We focus on developing close relationships with our customers at the development and design phases and continuing throughout all stages of production. We identify, develop and market new technologies that benefit our customers and position us well as an EMS provider.

      Sales and marketing operations are integrated processes involving direct salespersons, project managers and senior executives. We direct our sales resources and activities at several management and staff levels within our customers and prospective customers. We receive unsolicited inquiries resulting from word of mouth, from public relations activities, and through referrals from current customers. We evaluate these opportunities against our customer selection criteria and assign direct salespersons.

Transportation

      Typically, we sell products F.O.B. Hong Kong, which means that our customers are responsible for the transportation of finished products from Hong Kong to their final destination. Transportation of components and finished products to and from Shenzhen is by truck. Component parts purchased from Japan are generally shipped by air. To date, we have not been materially affected by any transportation problems. However, transportation difficulties affecting air cargo or shipping such as an extended closure of ports that materially disrupt the flow of our customers’ products into the United States could materially and adversely affect our sales and margins if, as a result, our customers delay or cancel orders or seek concessions to offset expediting charges they incurred pending resolution of the problems causing the port closures.

Competition

      General competition in the contract EMS industry is intense and characterized by price erosion, rapid technological change, and competition from major international companies. This intense competition has resulted in pricing pressures, lower sales and reduced margins. We believe that the principal competitive factors in our targeted markets are product quality, pricing, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, technological sophistication and geographic location. Many of our competitors have greater financial, technical, marketing, manufacturing, regional shipping capabilities and logistics support and personnel resources than we do and we may not be able to continue to compete successfully.

      The EMS services we provide are available from many independent sources as well as from current and potential customers with in-house manufacturing capabilities. Our EMS competitors include Celestica, Inc., Flextronics International Ltd., Jabil Circuit, Inc., Sanmina-SCI Corporation, Hon Hai Precision Industry Co., Ltd. and Solectron Corporation. Our principal competitors in the manufacture of our traditional product lines of calculators, personal organizers and linguistic products include Kinpo Electronics, Inc. and Inventec Co. Ltd. We have numerous competitors in the telecommunication, subassemblies and components product lines, including, Philips, Samsung and Varitronics.

Research and Development

      We invest in research and development for manufacturing and assembly technology that provide us with the potential to offer better and more technologically advanced services to our OEM customers or assist us in working with our OEM customers in the design and development of future products. We plan to continue acquiring advanced design equipment and to enhance our technological expertise through continued training of our engineers and further hiring of qualified system engineers. These investments are intended to improve the speed, efficiency and quality of our assembly processes.

      In our ODM business, we are responsible for the design and development of new products, the rights to which we own. We sell these products to OEM customers to be marketed to end users under the customers’ brand names. To date, we have successfully developed a number of electronic dictionaries, cordless telephones and calculator products. Our efforts to expand or maintain the ODM business may not be successful and we may not achieve material revenues or profits from our efforts. To date, our ODM design activities have not been a material portion of our research and development budget.

Patents, Licenses and Trademarks

      We do not have any patents, licenses or trademarks on which our business is substantially dependent. Instead, we rely instead on our trade secrets, industry expertise and long-term relationships with our customers and suppliers.

Geographic Markets

      Approximate percentages of net sales to customers by geographic area based upon location of product delivery are set forth below for the periods indicated:

	Year ended December 31,

Geographic Areas	2000	2001	2002

Hong Kong	46%	27%	24%
Europe	9	10	26
North America	24	24	17
China	5	11	12
Japan	9	10	11
Other	7	18	10

	100%	100%	100%

Our Facilities

      Our registered office in the British Virgin Islands is located at McNamara Chambers, P.O. Box 3342, Road Town, Tortola. Corporate administrative matters are conducted at this office through our registered agent, McNamara Corporate Services Limited. We neither own nor lease property in the British Virgin

Islands. The table below lists the locations, square footage, principal use and lease expiration dates of the facilities used in our principal operations.

			Owned or lease
Location	Square Footage	Principal Use	expiration date(1)

Hong Kong	23,000	Executive offices	Owned

Principal Manufacturing Facilities
Shenzhen, China	300,700	Manufacturing	2043
	39,380	Offices	2043
	231,943	Dormitories and cafeteria	2043
	6,596	Recreational	2043

Other facilities
Shenzhen, China	72,360	Manufacturing transformers	2009
	27,093	Dormitories	2009
	151,738	Manufacturing LCD panels	2007
	108,181	Dormitories	2007
	25,900	Silk screening operations	2007
Shekou, Shenzhen, China	6,650	Software development	2003
Shanghai, China	4,754	Software development	2005

(1)	Only the Chinese government and peasant collectives may own land in China. Our principal manufacturing facilities are located on land in which we have entered into a land lease agreement with the Chinese government that gives us the right to use the land for 50 years. Based on our understanding of the practice as exists today, at the expiration of the land lease we may be given the right to renew the lease. However, at the end of the lease term, all improvement we have made will revert to the government. For our other facilities, we have entered into factory building lease agreements with peasant collectives or other companies for 10 years or less.

      In order to expand production capacity, we plan to build a new factory consisting of approximately 250,000 square feet on portions of the vacant land adjacent to our existing factory complex in Shenzhen, China. Planning for the project began in January 2003 and we expect it to be completed by the end of the second quarter in 2004. We have budgeted $40.0 million to cover the cost of construction and fixtures and equipment for the new factory. We plan to finance these improvements to our manufacturing facilities from a portion of the proceeds of this offering.

Employees

      At December 31, 2002, we employed 4,274 persons on a full-time basis, of which 4,201 were employed in China and 73 were employed in Hong Kong. Of these employees, approximately 2,943 were engaged in manufacturing, approximately 1,331 were engaged in administrative, research and development, quality control, engineering and marketing positions, and the balance in supporting jobs such as security, janitorial, food and medical services.

      We are not a party to any material labor contract. The nature of our arrangement with our manufacturing employees is such that we can increase or reduce staffing levels without significant difficulty, cost or penalty. Although we have experienced no significant labor stoppages and believe relations with our employees are satisfactory, this situation may not continue in the future, and any labor difficulties could lead to increased costs and/or interruptions in our production.

      We maintain an employee incentive compensation program in China whereby a regular bonus is paid to employees on the employee’s return to work following the Chinese New Year holiday. We believe this program has contributed to a lower employee turnover in our factories relative to other China-based manufacturing enterprises. It is the practice of one of our subsidiaries to enter into a collective agreement with its trade union. the collective agreement usually sets out the minimum standard for the wages, working hours and other benefits of the workers. The prior collective agreement between our subsidiary and its trade union expired on December 31, 2002. Our subsidiary currently intends to enter into another agreement.

Change in Public Accountants

      In May of 2002, upon consideration and to reduce our professional fees, our Board of Directors, including our Audit Committee, recommended that HLB Hodgson Impey Cheng replace Deloitte Touche Tohmatsu as our independent auditors. This change was included in our proxy statement and approved by our shareholders at our annual meeting on June 14, 2002. Deloitte Touche Tohmatsu did not resign or refuse to stand for re-election, and none of Deloitte Touche Tohmatsu’s reports on the financial statements for either of the two years prior to the change and included in this registration statement contained an adverse opinion, disclaimer, modification or qualification.

      In November 2002, HLB advised us that they could not meet our audit requirements for the agreed fees and on a cost-effective basis because the increasingly complex regulatory guidelines for the auditing of public companies would require them to perform a significant portion of the final audit work with personnel from a U.S. affiliate. HLB submitted their resignation accordingly. There were no disagreements with HLB on any matter or accounting principle, practice, financial statement disclosure, or auditing scope or procedure.

      In December 2002, in contemplation of our intention to list on the New York Stock Exchange, we sought a replacement firm with a strong U.S. and Asian presence and an ability to handle our audit requirements. Accordingly, our Board of Directors appointed Grant Thornton as our independent public accountants based on Grant Thornton’s ranking among accounting firms in the U.S. and our Board’s belief that Grant Thornton would be acceptable to our shareholders.

Legal Proceedings

      We are not a party to any legal proceedings other than routine litigation incidental to our business and there are no material legal proceedings pending with respect to our property, other than as described below.

Tele-Art Litigation

      In June 1997, we filed a petition in the British Virgin Islands for the winding up of Tele-Art, Inc. on account of an unpaid judgment debt owed to us. The High Court of Justice granted an order to wind up Tele-Art, Inc. in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to our Articles of Association, we redeemed and cancelled 138,500 shares of Nam Tai registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgment debt of $799,000 plus interest and legal costs totalling approximately $1.7 million, including dividends that we had withheld and credited against the judgment debt.

      Following the completion of the redemption, we received notice that the liquidator had obtained an ex-parte injunction preventing us from redeeming Nam Tai shares beneficially owned by Tele-Art, Inc. On February 4, 1999, the liquidator of Tele-Art, Inc. filed a further summons in the BVI on its behalf seeking, among other matters:

•	A declaration as to the respective priorities of the debts of Tele-Art, Inc. to the Bank of China, us, and other creditors and their respective rights to have their debts discharged out the proceeds of the Tele-Art, Inc.’s Nam Tai shares;

•	An order setting aside the redemption of 138,500 shares, and ordering delivery of all shares in our possession or control of to the liquidator; and

•	Payment of all dividends in respect of Tele-Art, Inc.’s Nam Tai shares.

      On March 26, 2001, we filed a summons seeking to remove the liquidator for failing to act diligently in the performance of his duties and for knowingly misleading the court. On September 3, 2002, the liquidator submitted a letter of resignation prior to the scheduled removal hearing. As of February 11, 2003, new liquidators have not been appointed.

      On July 5, 2002, upon our application, the court ordered the removal of the liquidator’s ex-parte injunction and ordered an inquiry into damages. On August 9, 2002, the court delivered a decision awarding us a judgment against Tele-Art, Inc. for approximately $34.0 million. On August 12, 2002, we redeemed and cancelled, pursuant to its Articles of Association, the remaining 169,727 shares beneficially owned by Tele-Art, Inc. at a price of $18.41 per share. Including the dividends which we had withheld and credited against the judgment, this offset a further $3.5 million, approximately, in judgment debts owed to us by Tele-Art, Inc. We recorded the $3.3 million redemption net of expenses as other income in the third quarter of 2002.

      On January 21, 2003, judgment was delivered on the liquidators’ February 4, 1999 summons declaring that the redemption and set off of dividends on the 138,500 shares be set aside and that all Tele-Art Inc. property withheld by us be delivered to Tele-Art, Inc. in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 12, 1999 application. On February 4, 2003, we filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal, for which the application is pending.

      Our legal representatives have advised us that we have real prospects of success on appeal against the January 21, 2003 decision and we plan to vigorously fight for such an outcome. However, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, “Accounting for Contingencies”, we were advised by Grant Thornton and have made a 2002 provision for $5.2 million for both share redemption plus all dividends declared and withheld by us, pending a final determination of this matter by the courts. If our appeal is successful and all legal matters related to Tele Art, Inc. are finalized, then the $5.2 million will be reversed into income in the related period.

      If our appeal is not successful, and the 308,227 share redemption is set aside, we believe that these shares would be sold by Tele-Art, Inc.’s liquidator, once appointed, in the open market at the market price prevailing at the time of sale. For example, if these shares had been sold at the February 21, 2003 closing price of $26.50, the proceeds the liquidator would have realized before commissions, plus withheld dividends of $518,000, would have been approximately $8.7 million for the estate of Tele-Art, Inc. (in liquidation). We have two judgments debts against Tele-Art Inc. in the aggregate amount, including interest, costs, and related expenses, of approximately $38.0 million. Furthermore, per the last liquidator report that was filed with the court there appear to be no proven unsecured creditors of Tele-Art, Inc. and the estimated liabilities for all other unsecured creditors are approximately $80,000. The Bank of China is claiming to be a secured creditor in the amount of $2.2 million, and the January 21, 2003 judgment found that the Bank of China is secured and we are unsecured. We dispute that finding, and among other matters, have argued that the Bank of China has not yet submitted any proof of an outstanding debt. The now resigned liquidator is claiming to have incurred approximately $385,000 in costs for work as the liquidator. Accordingly, if we are not successful on our appeal of the January 21, 2003 judgment, we will seek to recover our $38.0 million in judgment debts (including interest, costs, and related expenses) from the estate of Tele-Art, Inc. Accordingly, any amounts recovered from the estate of Tele-Art, Inc., which in management’s opinion could exceed the $5.2 million provision based on the current market price of Nam Tai’s shares and current information regarding Tele-Art Inc. creditors, would be recognized as other income upon recovery.

      Because Tele-Art, Inc. is in liquidation, we may not realize the entire amount of our judgment. The actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the value of our shares when sold in the market, and the final determination of other creditors’ positions. We plan to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art, Inc. (in liquidation) as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art, Inc. We may incur substantial additional costs in pursuing our recovery and such costs may not be recoverable.

Securities Class Actions

      On February 21, 2003, according to published accounts, several lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Southern District of New York. To date, no complaint has been served on us or, to our knowledge, any officer or director. According to press releases made public by counsel claiming to have filed the complaints, these complaints are brought on behalf of a putative class of purchasers of our stock and raise various categories of claims including alleged violations of Section 10(b) of the Securities Exchange Act of 1934 by issuing false and misleading statements regarding our financial performance and failing to issue timely reports concerning adverse developments in certain material litigation. We believe that we have meritorious defenses to such allegations and, if the complaints are served and actions prosecuted, intend to defend this action vigorously. However, this litigation could be very costly and divert our management’s attention and resources. In addition, we have no insurance covering our liability, if any, or that of our officers and directors, and we will have to pay the costs of defense. Any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could materially and adversely affect our business and operating results.

MANAGEMENT

Directors and Senior Managers

      Our directors and senior management and their ages as of January 31, 2003 are as follows:

Name	Age	Position with Nam Tai

Tadao Murakami	58	Chairman of the Board and member of the Board of Directors
Joseph Li	51	Chief Executive Officer, President and member of the Board of Directors
M. K. Koo	58	Chief Financial Officer and member of the Board of Directors
Karene Wong	39	Managing Director of NTEE
Y. C. Chang	44	Managing Director of Namtai Electronic (Shenzhen) Co. Ltd.
Patinda Lei	36	Managing Director Nam Tai Telecom
L. P. Wang	46	Managing Director of Zastron Electronic
Kazuhiro Asano	51	Managing Director of Namtek Software
Seitaro Furukawa	61	Chairman of the Board of JIC Technology Company Limited
Ivan Chui	44	Managing Director of J.I.C. Enterprises (HK) Limited
Lorne Waldman	36	Secretary
Charles Chu	45	Member of the Board of Directors
Peter R. Kellogg	60	Member of the Board of Directors
Stephen Seung	55	Member of the Board of Directors
Dr. Wing Yan (William) Lo	41	Nominated as member of the Board of Directors

      Tadao Murakami. Mr. Murakami has served Nam Tai in various executive capacities since 1984. He became our Secretary and a Director in December 1989. Since June 1989, he has been employed as the President of our Hong Kong subsidiary. In July 1994, Mr. Murakami succeeded Mr. Koo as President and in June 1995 became our Chief Executive Officer until September 1998. Mr. Murakami assumed the position of Vice-Chairman in January 1996, and Chairman from September 1998 until March 1, 2001 and again starting February 1, 2002. He is in charge of our manufacturing and marketing operations. Mr. Murakami studied technology in Japan Electronic Technology College in 1964.

      Joseph Li. Mr. Li, co-founder of JIC Group, has served in various senior executive positions since we acquired the JIC Group in October 2000. Mr. Li assumed the position of Chief Executive Officer in May 2002. Mr. Li has directed JIC Group’s business development since founding JIC Group in 1980.

      M. K. Koo. Mr. Koo has served as Chairman of the Board of Nam Tai and its predecessor companies from inception until September 1998 and as Senior Executive Officer, Corporate Strategy, Finance and Administration and Chief Financial Officer. In addition to his current roles as Chief Financial Officer and a director, he remains responsible for mergers and acquisitions, and administrative matters. Mr. Koo received his Bachelor of Laws degree from National Taiwan University in 1970.

      Karene Wong. Ms. Wong joined us in March 1989 and was promoted to Managing Director of our subsidiary Nam Tai Electronic & Electrical Products Ltd. on January 1, 2001. Before joining us, Ms. Wong was Assistant to the Sales Manager at Wright Joint & Co. Ltd. Ms. Wong is responsible for our sales and marketing operations and supporting employee recruitment and training.

      Y. C. Chang. Mr. Chang assumed the position of Managing Director of our principal manufacturing subsidiary, Namtai Electronic (Shenzhen) Co. Ltd. Mr. Chang joined us in 1991 and assumed the position of Assistant General Manager of Production before being promoted to Vice General Manager of our principal manufacturing facility in Shenzhen China in late 1997, and Managing Director in 1999. Prior to joining Nam Tai, he was Assistant Production Manager for Inventec Co. Ltd. and Production and Quality Control Manager for Supercom Co. Ltd. Mr. Chang is a graduate of Chin-I College in Taiwan. From March 1, 2000 until assuming his current position, he served us as Chief Operating Officer.

      Patinda Lei. Ms. Lei assumed the position of Managing Director of our subsidiary Nam Tai Telecom (Hong Kong) Company Limited since June 2002. Ms. Lei has worked with Nam Tai Group for 10 years specializing in promoting, generating and monitoring sales revenues on various high-end electronics products. She graduated from the Science University of Tokyo in 1990, majoring in Industrial Engineering.

      L. P. Wang. Mr. Wang assumed the position of Managing Director of our subsidiary Zastron Electronic (Shenzhen) Co. Ltd. in August 2002. He has more than 23 years of experience in the electronics industry. He joined Nam Tai in 1997 as production engineering manager and was promoted to vice managing director in 2002. He was further promoted to managing director of Zastron Electronics (Shenzhen) Co. Ltd. in August of the same year. Prior to joining Nam Tai, Mr. Wang held several management positions in various companies in Taiwan and China. Mr. Wang graduated from Chinese Military Academy in Taiwan.

      Kazuhiro Asano. Mr. Asano assumed the position of Managing Director of our subsidiary Namtek Software Development Co. Ltd. in June 2002. Mr. Asano joined Nam Tai in 1995 as a general manager and was promoted to managing director of Shenzhen Namtek Company Limited in 1997. In his current position, he is responsible for the overall corporate management and business development for our software business. Prior to joining Nam Tai, Mr. Asano was the general manager of Seiko Instruments Inc., a private Japanese consumer electronics company, and was responsible for its electronic dictionary division. Mr. Asano graduated from Tsuyama Government Industrial College, Japan with a degree in electrical engineering in 1972.

      Seitaro Furukawa. Mr. Furukawa assumed the position of Chairman of the Board and Managing Director of our subsidiary J. I. C. Technology Company Limited in March 2002. He has extensive experience in international operational management. He held management positions in the Japan offices of General Electric, Admiral International Company and Thompson CSF. After joining the J.I.C. Group in 1992 as a managing director, he assumed responsibility for production management and monitoring daily operations of the LCD plant in Shenzhen. Mr. Furukawa received his Bachelor of English Literature degree from Aoyama University in 1965 and his Bachelor of Technology and Metallurgy degree from Kogakuin University in 1967.

      Ivan Chui. Mr. Chui is the co-founder and Managing Director of our subsidiary J.I.C. Enterprises (Hong Kong) Ltd. Mr. Chui has directed JIC Group’s marketing activities since founding JIC Group in 1980.

      Lorne Waldman. Mr. Waldman was appointed Secretary of Nam Tai Electronics, Inc. in October 1997. Mr. Waldman received a Bachelor of Commerce Degree from the University of Calgary in 1990. In 1994 he received his Law and MBA degrees from the University of British Columbia.

      Charles Chu. Mr. Chu originally served as a Director from August 1987 to September 1989. He was reappointed a Director in December 1992. Since July 1988, Mr. Chu has been engaged in the private practice of law in Hong Kong. Mr. Chu serves on our audit committee. Mr. Chu received his Bachelor of Laws degree and Post-Graduate Certificate of Laws from the University of Hong Kong in 1980 and 1981, respectively.

      Peter R. Kellogg. Mr. Kellogg was elected to our Board of Directors in June 2000. Mr. Kellogg was a Senior Managing Director of Spear, Leeds & Kellogg, a registered broker-dealer in the United States and a specialist firm on the New York Stock Exchange until the firm merged with Goldman Sachs in 2000 when Mr. Kellogg became a Senior Advisory Director. Mr. Kellogg serves on our audit committee. Mr. Kellogg is also a member and Chairman of the Board of the Ziegler Companies.

      Stephen Seung. Mr. Seung was appointed a Director of Nam Tai in 1995. Mr. Seung is an attorney and a C.P.A. and has been engaged in the private practice of law in New York since 1981. Mr. Seung received a B.S. degree in Engineering from the University of Minnesota in 1969, an M.S. degree in Engineering from the University of California at Berkeley in 1971, an MBA degree from New York University in 1973 and a J.D. degree from New York Law School in 1979. Mr. Seung serves on our audit committee and acts as our authorized agent in the United States. Mr. Seung also serves on the Board of Directors and audit committee of Deswell Industries, Inc.

      Dr. Wing Yan (William) Lo. Dr. Lo has been nominated for election to our board of directors at our next annual meeting of shareholders scheduled for June 10, 2003. Dr. Lo is currently the executive director and vice president of China Unicom Ltd., a telecommunications operator in China that is listed on both the Hong Kong and New York Stock Exchanges. Dr. Lo is currently also the non-executive Chairman of WPP Greater China, a division of WPP Group Plc., a communications services group having its shares listed on both the London Stock Exchange and The Nasdaq Stock Market. From 1988 to 1999, Dr. Lo was the chief executive officer of Citibank’s Global Consumer Banking business for Hong Kong and Macao. Prior to his appointment at Citibank, Dr. Lo was the founding managing director of Hongkong Telecom IMS Ltd. Dr. Lo holds an M.Phil. degree in molecular pharmacology and a Ph.D. degree in genetic engineering, both from Cambridge University, England. He is also member of the board of the Hong Kong Applied Science and Technology Research Institute and the Hong Kong Jockey Club Institute of Chinese Medicine Ltd. and is a non-executive director of three other listed companies on the Hong Kong Stock Exchange. In 1998, Dr. Lo was appointed as a Justice of the Peace of Hong Kong.

      No family relationship exists among any of the named directors, executive officers or key employees. No arrangement or understanding exists between any of our directors or executive officers and any other person pursuant to which any director or executive officer was elected as a director or executive officer of Nam Tai. Directors are elected each year at our annual meeting of shareholders and serve until their successors take office or until their death, resignation or removal. Executive officers serve at the pleasure of the Board of Directors.

Compensation of Directors and Senior Managers

      The aggregate compensation we and our subsidiaries paid during the year ended December 31, 2002 to all directors and officers as a group for services in all capacities was approximately $1.7 million, including compensation in the form of housing in Hong Kong for our Chairman of the Board, our Chief Executive Officer and President, and our Chief Financial Officer.

      Directors who are not employees of Nam Tai nor any of its subsidiaries are paid $3,000 per month for services as a director, $750 per meeting attended in person, and $500 per meeting attended by telephone. In addition they are reimbursed for all reasonable expenses incurred in connection with services as a director.

      Members of our key staff are eligible for annual cash bonuses based on their performance and that of the division in which they are assigned for the relevant period. Key staff members of a division will be entitled to share up to 15% of the operating income from that division during the year. Our executive officers in charge of the business unit recommend the participating staff members and the amount, if any, to be allocated from the division’s profit pool to an eligible individual.

      Prior to December 2000, we maintained staff contributory retirement plans (defined contribution pension plans), which covered certain of our employees. From December 2000 onwards, we terminated our existing staff contributory retirement plans and enrolled all of our eligible employees in Hong Kong into a Mandatory Provident Fund, or MPF, program. The MPF is a defined contribution program and independent trustees manage the assets of the program. We make contributions of 5% based on the staff’s relevant income with the maximum relevant income for contribution purpose per employee of $2,565 per month. Our contribution cost to the contributory retirement plans (including the MPF) amounted to $174,000, $151,000 and $127,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

      In August 1990, we fixed compensation for loss of office at $500,000 for Mr. M.K. Koo and $300,000 for Mr. Tadao Murakami. We also fixed the age of retirement for directors, including Messrs. Koo and Murakami, at age 65 years. We have accrued the entire $800,000 on account of this compensation for loss of office.

Board Practices

      All directors hold office until our next annual meeting of shareholders, which generally is in June of each calendar year, or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. All executive officers are appointed by the board and serve at the pleasure of the board. There are no director service contracts providing for benefits upon termination of employment. Our board of directors has determined, effective December 31, 2002, to grant future options under our stock option plans only to our outside, non-employee directors.

      The Audit Committee of the board of directors reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. Our Audit Committee currently consists of Messrs. Seung, Chu, and Kellogg. We plan to replace Mr. Kellogg on our audit committee when Dr. Lo is elected to our board of directors in June 2003.

      The Compensation Committee of the board of directors determines the salaries and incentive compensation of the officers of Nam Tai (other than Messrs. Murakami, Li and Koo, whose salaries are decided each year by our board’s outside directors) and provides recommendations for the salaries and incentive compensation of all employees and consultants and administers various compensation, stock and benefit plans of Nam Tai. The Compensation Committee consists of Messrs. Murakami, Li and Koo.

      The Investment Committee of the board of directors may make strategic investments in companies of amounts less than $5 million with approval of other members of the board. The Investment Committee consists of Messrs. Murakami, Li and Koo.

Options of Directors and Senior Management

      The following table provides information concerning options owned by our Directors and Senior Management at January 31, 2003.

	Number of
	common shares	Exercise
	subject to	Price ($)	Expiration
Name	options	per share	Date

Tadao Murakami	40,000	13.94	3/16/2004
	25,000	19.85	4/30/2005
Joseph Li	20,000	19.85	4/30/2005
M. K. Koo	40,000	14.50	6/22/2004
	39,000	19.85	4/30/2005
Karene Wong	10,000	19.85	4/30/2005
Y.C. Chang	12,000	19.85	4/30/2005
Patinda Lei	3,000	13.94	3/16/2004
	10,000	19.85	4/30/2005
L. P. Wang	10,000	19.85	4/30/2005
Kazuhiro Asano	—	—	—
Seitaro Furukawa	10,000	19.85	4/30/2005
Ivan Chui	10,000	19.85	4/30/2005
Lorne Waldman	5,000	19.85	4/30/2005

	Number of
	common shares	Exercise
	subject to	Price ($)	Expiration
Name	options	per share	Date

Charles Chu	5,000	16.38	6/8/2003
	5,000	14.50	6/22/2004
	5,000	19.85	4/30/2005
Peter R. Kellogg	5,000	16.38	6/8/2003
	5,000	14.50	6/22/2004
	5,000	19.85	4/30/2005
Stephen Seung	5,000	16.38	6/8/2003
	5,000	14.50	6/22/2004
	5,000	19.85	4/30/2005

Employee Stock Option and Incentive Plan

      Our 1993 and 2001 stock option plans provide for the grant of stock options to directors, employees, (including officers) and consultants. The terms and conditions of individual grants may vary subject to the following: (i) the exercise price of incentive stock options may not normally be less than market value on the date of grant; (ii) the term of incentive stock options may not exceed ten years from the date of grant; (iii) the exercise price of an option can not be altered once granted; and (iv) every director who is not our employee shall, on an annual basis upon their election to the board of director at the Annual General Meeting, be automatically granted 5,000 options, with an exercise price equal to 100% of the fair market value of the common shares on the date of grant. At January 31, 2003, options to purchase 372,000 shares were outstanding under our Stock Options Plans and 602,233 shares were available for future grant under them.

      Our board of directors has determined, effective December 31, 2002, to grant future options under our stock option plans only to our non-employee directors. After December 31, 2002, incentive compensation paid to management and other key employees will be in the form of cash bonuses.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth certain information known to us regarding the beneficial ownership of our common shares as of January 31, 2003, as adjusted to reflect our sale of 2,000,000 common shares by us and the sale of 1,000,000 common shares by the selling shareholders, by:

•	each person (or group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) known by us to own beneficially 5% or more of our common shares;

•	each of our directors and senior management; and

•	each of the selling shareholders.

      The information in the table concerning beneficial ownership after this offering assumes no exercise of the underwriters’ over-allotment option or our outstanding options and that no one listed in the table purchases or sells our shares prior to completion of this offering. We are not directly owned or controlled by another corporation or by any foreign government.

	Shares beneficially(1)
	owned prior to this				Shares beneficially(1)
	offering			Number of	owned after this offering
				shares to
Selling Shareholder	Number		Percent	be sold	Number		Percent

M. K. Koo	2,305,131	(2)	18.9	600,000	1,705,131	(2)	12.0
Peter R. Kellogg	1,483,600	(3)	12.2	—	1,483,600	(3)	10.4
I.A.T. Reinsurance Syndicate Ltd.	1,300,000	(3)	10.7	—	1,300,000	(3)	9.1
Li & Chui Holdings (BVI) Ltd.	1,061,087		8.7	150,000	911,087		6.4
Joseph Li	1,099,987	(4)	9.1	(4)(5)	949,987	(4)	6.7
Ivan Chui	1,089,987	(5)	9.0	(4)(5)	939,987	(5)	6.6
Tadao Murakami	732,155	(6)	6.0	250,000	482,155	(6)	3.4
Karene Wong	10,000	(7)	*	—	10,000	(7)	*
Y. C. Chang	12,000	(7)	*	—	12,000	(7)	*
Patinda Lei	13,000	(7)	*	—	13,000	(7)	*
L. P. Wang	10,000	(7)	*	—	10,000	(7)	*
Kazuhiro Asano	—		—	—	—		—
Seitaro Furukawa	10,000	(7)	*	—	10,000	(7)	*
Lorne Waldman	5,600	(8)	*	—	5,600	(8)	*
Charles Chu	25,000	(9)	*	—	25,000	(9)	*
Stephen Seung	26,000	(10)	*	—	26,000	(10)	*

*	Less than 1%.

(1)	Pursuant to the rules of the Securities and Exchange Commission, shares of common shares that an individual or group has a right to acquire within 60 days pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 12,130,668 common shares outstanding as of January 31, 2003.

(2)	Includes options to purchase 79,000 common shares exercisable within 60 days of January 31, 2003.

(3)	Mr. Kellogg holds directly 168,600 common shares and options to purchase 15,000 common shares exercisable within 60 days of January 31, 2003. Indirectly, through I.A.T. Reinsurance Syndicate Ltd., Mr. Kellogg holds 1,300,000 common shares. I.A.T. Reinsurance Syndicate Ltd. is a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(4)	Consists of shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Li shares investment and voting control with Mr. Chui. These are the same shares shown in the table for Ivan Chui. In addition, Mr. Li holds 20,000 options to purchase common shares exercisable within 60 days of January 31, 2003.

(5)	Consists of shares held of record by Li & Chui Holdings (B.V.I.) Limited for which Mr. Chui shares investment and voting control with Mr. Li. These are the same shares shown in the table for Joseph Li. In addition, Mr. Chui holds options to purchase 10,000 common shares exercisable within 60 days of January 31, 2003.

(6)	Includes options to purchase 65,000 common shares exercisable within 60 days of January 31, 2003.

(7)	Consists of options to purchase common shares exercisable within 60 days of January 31, 2003.

(8)	Includes options to purchase 5,000 common shares exercisable within 60 days of January 31, 2003.

(9)	Includes options to purchase 15,000 common shares exercisable within 60 days of January 31, 2003.

(10)	Includes options to purchase 15,000 common shares, and 10,000 common shares that are registered to Violet Seung, Mr. Seung’s wife, as to which Mr. Seung disclaims beneficial ownership.

      The selling shareholders in this offering are members of our management and include, Tadao Murakami, our Chairman, M. K. Koo, our Chief Financial Officer, Joseph Li, our Chief Executive Officer and President and Ivan Chui, our Managing Director of J.I.C. Enterprises (Hong Kong) Limited. The business address of each of the selling shareholders and members of management is c/o Nam Tai Electronics, Inc. 15/F., China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road, Central Hong Kong.

      All of the holders of our common shares have equal voting rights with respect to the number of common shares held. As of January 31, 2003, there were approximately 856 holders of record of our common shares. According to information supplied by our transfer agent, holders of record with addresses in the United States held 831 of our outstanding common shares.

      The following table reflects the percentage ownership of our common shares beneficially owned by our major shareholders during the past three years:

	Percentage Ownership(1)

	February 28,	February 28,	January 31,
	2001	2002	2003

M. K. Koo	28.6	29.2	18.9
Peter R. Kellogg	13.8	14.2	12.2
I.A.T. Reinsurance Syndicate Ltd.	12.7	12.7	10.7
Li & Chui Holdings (BVI) Ltd.	10.4	10.6	8.7
Joseph Li	10.4	10.6	9.1
Ivan Chui	10.4	10.6	9.0
Tadao Murakami	8.1	8.9	6.0

(1)	Based on 10,218,340, 10,259,940, and 12,130,668 common shares outstanding on February 28, 2001 and 2002 and on January 31, 2003, respectively.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In 2000, we formed a joint venture company with Toshiba Battery Company Ltd., or Toshiba, called BPC (Shenzhen) Co., Ltd., to manufacture rechargeable lithium ion battery packs at our manufacturing complex in Shenzhen, China. Toshiba owned a 13.3% interest in BPC and we owned the balance. Since the establishment of BPC (Shenzhen) Co., Ltd in 2000, we recognized net sales of $6.2 million, $21.1 million and $7.8 million, purchased raw materials of $22.4 million, $23.1 million and $7.8 million, acquired property, plant and equipment of $814,000, $50,000 and zero, from Toshiba Battery Company Ltd and its related companies for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002 through April 2002, respectively. In addition, we also acquired a license for $1.0 million from Toshiba Battery Company Ltd. During 2002, we sold the license and our joint venture interest in BPC (Shenzhen) Co., Ltd to a Toshiba related company for $800,000 and $2.1 million, respectively, resulting in a gain of $60,000 and $17,000, respectively.

      In January 2003 we invested $10.0 million for a 25% equity interest in Alpha Star Investments Ltd., the ultimate parent of Hong Kong based JCT Wireless Technology Company Limited, or JCT. JCT is engaged in the design, development and marketing of wireless communication terminals and wireless application software. We are manufacturing wireless communication terminals and related modules for JCT. As part of our investment, Alpha Star agreed to have us manufacture the RF modules for at least 50 percent of the orders it or any of its subsidiaries receives for RF modules provided we perform such manufacturing services at a price comparable to the market price.

DESCRIPTION OF COMMON SHARES

      Our authorized capital consists of 20,000,000 common shares, $0.01 par value per share, of which 12,130,668 common shares were outstanding on January 31, 2003.

Memorandum and Articles of Association

      Holders of our common shares are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares. All of our outstanding common shares are, and the newly issued common shares we are offering pursuant to this prospectus, will be when issued and paid for, duly authorized, validly issued and nonassessable. All of our outstanding common shares are, and the newly issued common shares we are offering pursuant to this prospectus, will be, registered rather than bearer shares.

      Pursuant to our Memorandum and Articles of Association and pursuant to the laws of the British Virgin Islands, our board of directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of Nam Tai, including a tender offer to purchase our common shares at a premium over the then current market price.

      We have never had any class of stock outstanding other than our common shares nor have we ever changed the voting rights with respect to our common shares.

      Our registered office is at McNamara Chambers, P.O. Box 3342, Road Town, Tortola, British Virgin Islands and we have been assigned company number 3805. Our object or purpose is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of the Memorandum of Association. As an International Business Company, we are prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands, or acting as a bank or insurance company. We do not believe these restrictions materially affect our operations.

      Paragraph 60 of our Amended Articles of Association, or Articles, provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested; however, if the agreement or transaction cannot be approved by a resolution of directors without counting the vote or consent of any interested director the agreement or transaction may only be validated by approval or ratification by a resolution of the shareholders, who are referred under the law of the British Virgin Islands as “members.” Paragraph 53 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to us. Paragraph 69 of the Articles provides that the directors may by resolution exercise all the powers on our behalf to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever we borrow money or as security for any of our debts, liabilities or obligations or those of any third party. These borrowing powers can be altered by an amendment to the Articles. There is no provision in our Articles for the mandatory retirement of directors; however, we have fixed 65 as the mandatory age of retirement for our directors. Directors are not required to own our shares in order to serve as directors.

      Paragraph 85 of the Articles allows us to deduct from any shareholder’s dividends amounts owing to us by that shareholder. Paragraph 13.1 provides that we can redeem shares at fair market value from any shareholder against whom we have a judgment debt.

      Paragraph 12 of the Articles provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any of our shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividends, voting, return of capital or otherwise as the directors may from time to time determine.

      Paragraph 14 of the Articles provides that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three fourths of the issued shares of any other class or series of shares which may be affected by such variation.

      Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Paragraphs 27 to 46 of the Articles and under the International Business Companies Act. The directors may convene meetings of our shareholders at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of shareholders holding more than 30 percent of the votes of our outstanding voting shares. Other than providing, if requested, reasonable proof of a holder’s status as a holder of our shares as of the applicable record date, there is no condition to the admission of a shareholder or his or her proxy holder to our meetings of shareholders.

      British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

      There are no provisions in our Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Transfer Agent

      Registrar and Transfer Agent Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, U.S.A., is the United States transfer agent and registrar for our common shares.

Reports to Security Holders

      We furnish annual reports to our shareholders that include audited financial statements reported on by our independent accountants. We will continue to comply with the periodic reporting requirements imposed on foreign issuers by the Exchange Act. In addition, we release announcements of our financial results for each quarter of each fiscal year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

      The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our common shares. Each holder or a prospective holder of our common shares is urged to consult his, her or its own tax advisor.

General

      This section is a general summary of the material United States federal income tax consequences of the ownership and disposition of our common shares as of the date of this prospectus. The summary applies to you only if you hold our common shares as a capital asset for tax purposes (that is, generally for investment purposes), and it does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our common shares. The summary is based on current law. Changes in the law may alter your tax treatment of holding our common shares, possibly on a retroactive basis. The United States Internal Revenue Service, or IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our common shares. The discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and the United States federal estate and gift tax consequences of the ownership and disposition of the common shares. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular holder of our common shares, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for your securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our common shares in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our common shares; or

•	a person who receives our shares pursuant to the exercise of employee stock options or otherwise as compensation.

Tax Consequences to U.S. Holders

      For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our common shares who or which is:

•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•	a corporation created or organized in or under the laws of the United States or any State or political subdivision thereof;

•	an estate whose income is subject to United States federal income tax regardless of its source;

•	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable treasury regulations to be treated as a U.S. person; or

•	any other person or entity that would be subject to United States federal income tax on a net income basis in respect of the common shares.

Distributions

      Subject to the passive foreign investment company considerations discussed below, for cash dividends, the gross amount of any such distribution (other than in liquidation) that you receive with respect to our common shares generally will be subject to tax as ordinary dividend income to the extent such distribution does not exceed our current or accumulated earnings and profits, or E&P, as calculated for United States federal income tax purposes. Such income will be includable in your gross income on the date of receipt. To the extent any distribution exceeds our E&P, such distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis in our common shares, the distribution will be such to tax as gain recognized on a sale or exchange of our common shares. Because we are not a United States corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by us.

      Dividends received on our common shares will be treated for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible subject to a number of complex limitations, to claim a foreign tax credit in respect of foreign withholding taxes, if any, imposed on dividends received on our common shares.

      We do no business in the United States that subjects us to United States income taxes on our income, and we do not expect to receive dividends from any U.S. company or any foreign company that has income effectively connected with a U.S. trade or business. Accordingly, we expect that any cash dividends we pay to our shareholders who are subject to United States income tax will remain taxable if the recent tax proposal relating to exempting dividends from United States income tax is enacted as proposed.

Sale or Other Disposition of Our Common Shares

      Subject to the passive foreign investment company considerations discussed below, generally, in connection with the sale or other taxable disposition of our common shares:

•	you will recognize capital gain or loss equal to the difference (if any) between:

—	the amount realized on such sale or other taxable disposition and

—	your adjusted tax basis in such common shares (your adjusted tax basis in the shares you hold generally will equal your U.S. dollar cost of such shares);

•	such gain or loss will be long-term capital gain or loss if your holding period for our common shares is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

      A foreign corporation will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets are passive. We presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis and is subject to change. If we were to be classified as a PFIC in any taxable year, (i) U.S. Holders would generally be required to treat any gain on sales of our shares held by them as ordinary income and pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) distributions paid by us to our U.S. Holders could also be subject to an interest charge. In addition, we would not provide information to our U.S. Holders that would enable them to make a “qualified electing fund” election under which, generally, in lieu of the foregoing treatment, our earnings would be currently included in their United States federal income.

Tax Consequences to Non-U.S. Holders

      If you are not a U.S. Holder, you are a “Non-U.S. Holder.”

Distributions

      You generally will not be subject to United States federal income tax, including withholding tax, on distributions made on our common shares unless:

•	you conduct a trade or business in the United States and

•	the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net income basis in respect of income from our common shares, such distributions are attributable to a permanent establishment that you maintain in the United States).

      If you meet the requirements set forth above, you generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder, as described above. In addition, any effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale or Other Disposition of Our Common Shares

      Generally, you will not be subject to United States federal income tax, including withholding tax, in respect of gain recognized on a sale or other taxable disposition of our common shares unless:

•	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to United States federal income tax on a net income basis in respect of gain from the sale or other disposition of our common shares, such gain is attributable to a permanent establishment maintained by you in the United States), or

•	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

      You will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. holder, as described above. Effectively connected gains realized by a non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

      Payments (or other taxable distributions) in respect of our common shares that are made in the United States or by a United States related financial intermediary will be subject to United States information reporting rules. In addition, such payments may be subject to United States federal backup withholding tax. You will not be subject to backup withholding provided that:

•	you are a corporation or other exempt recipient, or

•	you provide your correct United States federal taxpayer identification number and certify, under penalties of perjury, that no loss of exemption from backup withholding has occurred.

      If you are a Non-U.S. Holder, you generally are not subject to information reporting and backup withholding, but you may be required to provide a certification of your non-United States status in order to establish that you are exempt.

      Amounts withheld under the backup withholding rules may be credited against your United States federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

BRITISH VIRGIN ISLANDS TAX CONSIDERATIONS

      Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common equity, such as our common shares, who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the common equity and is not liable to the British Virgin Islands for income tax on gains realized on sale or disposal of such shares. Furthermore, there are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on persons who are not residents of the British Virgin Islands. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

      Our common shares are not subject to transfer taxes, stamp duties or similar charges. There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands.

UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement dated                     , 2003, each of the underwriters named below, through their representative Bear, Stearns & Co. Inc., have severally agreed to purchase from us and the selling shareholders the aggregate number of common shares set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Number
Underwriter	of Shares

Bear, Stearns & Co. Inc.

Total	3,000,000

      The underwriting agreement provides that the obligations of the underwriters thereunder are several and subject to approval of certain legal matters by their counsel and various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above common shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

      The underwriters have advised us that they propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess of $          per share. The underwriters may allow, and dealers may re-allow, concessions not in excess of $          per share on sales to other dealers. After the initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms. The underwriters do not intend to confirm sales to discretionary accounts in amounts exceeding three percent of the total number of common shares offered by them.

      We have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to 450,000 additional shares, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part, then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter’s initial purchase commitment as indicated in the preceding table.

      We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

      Our directors, executive officers, and the selling shareholders, who collectively beneficially hold a total of 5,741,473 shares of common shares prior to this offering, have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any shares of common shares or securities convertible into or exercisable or exchangeable for our common shares (other than the shares they are selling in this offering), for a period of 90 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

      In addition, we have agreed, subject to limited exceptions, that for a period of 90 days after the date of this prospectus, we will not offer, sell, or otherwise dispose of any common shares, except for the shares offered in this offering and any shares offered in connection with stock option plans, without the consent of Bear, Stearns & Co. Inc. on behalf of the underwriters.

      In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common shares during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common shares for their own account by selling more common shares than we have actually sold to them. The underwriters may elect to cover any short position by purchasing common shares in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common shares by bidding for or purchasing common shares in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if common shares previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common shares to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

      The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

      The total amount of the underwriting discounts payable by us and the selling shareholders is equal           % of aggregate offering price of the shares subscribed for in this offering. The following table shows the underwriting discount to be paid to the underwriters by us and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

Total

		Without	With
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Assumed public offering price	$	$	$
Underwriting discounts and commissions payable by us
Underwriting discounts and commissions payable by the selling shareholders
Proceeds, before expenses, to us
Proceeds to selling shareholders

      Other expenses of this offering, including the registration fees and the fees of financial printers, legal counsel, and accountants, payable by us and the selling shareholders are expected to be approximately $                    and $                    , respectively.

LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for us by McW. Todman & Co., Road Town, Tortola, British Virgin Islands, who has also advised us on all matters of British Virgin Island law contained in this prospectus. Wilkinson & Grist, Hong Kong, has advised us on all matters of Hong Kong law contained in this prospectus. Jingtian Law Firm, PRC, has advised us on all matters of PRC law in this prospectus. Kirkpatrick & Lockhart, LLP, Los Angeles, California has acted as our United States counsel with respect to certain legal matters. Conyers, Dill & Pearman have acted as British Virgin Islands counsel to the underwriters with respect to matters concerning the laws of the British Virgin Islands. Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California, have acted as counsel to the underwriters with respect to certain legal matters.

EXPERTS

      The consolidated financial statements of Nam Tai Electronics as of December 31, 2002, and for the year ended December 31, 2002 included in this prospectus have been so included in reliance upon the report of Grant Thornton, Hong Kong, independent accountants, given on the authority of said firm as experts in accounting and auditing. The consolidated financial statements of Nam Tai Electronics, Inc. and subsidiaries as of December 31, 2001, and for each of the two years in the period ended December 31, 2001 included in this prospectus and incorporated in this prospectus by reference from Nam Tai Electronics, Inc.’s Annual Report on Form 20-F for the year ended December 31, 2002, have been audited by Deloitte Touche Tohmatsu, independent auditors, as stated in their report, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement with the SEC under the United States Securities Act of 1933 relating to the common shares offered by this prospectus. This prospectus, which is a part of that registration statement, does not contain all of the information set forth in the registration statement. For more information with respect to us and the securities offered by this prospectus, you should refer to the registration statement and to the exhibits filed with it. Statements contained or incorporated by reference in this prospectus regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the registration statement or incorporated or deemed to be incorporated by reference, each of these statements is qualified in all respects by the provisions of the actual contract or other document.

      We are currently subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to a foreign private issuer, and accordingly file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K and other information with the SEC.

      You may review a copy of the registration statement and our other public filings without charge, and copies of all or any portion of the registration statement and our other public filings can be obtained at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports and information statements, and other information from issuers, including us, that file such documents electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference the following documents that we have filed with the SEC:

(1) Our Annual Report on Form 20-F for the year ended December 31, 2002, filed with the SEC on February 28, 2003;

(2) Our Form 8-A filed with the SEC on January 13, 2003; and

(3) any future filings on Form 20-F made with the SEC under the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities offered by this prospectus, and any future filings on Form 6-K during such period that are specifically identified in such forms as being incorporated into this prospectus. Other Form 6-K will not be incorporated by reference.

      Information that we file later with the SEC will automatically update and supersede this information. This means that you should look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any documents previously incorporated by reference have been modified or superseded.

      The Commission allows us to “incorporate by reference” certain information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for information incorporated by reference, which is superseded, by information contained in this prospectus, any prospectus supplement or any document that we subsequently filed with the Commission that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document that is incorporated or deemed to be incorporated by reference will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently filed with the Commission that also is incorporated or deemed to be incorporated by reference or any statement in the accompanying prospectus supplement modifies or supersedes that statement.

      Documents incorporated by reference in this registration statement are available without charge, excluding all exhibits, unless an exhibit has been specifically incorporated by reference in this document. Each person to whom this prospectus is delivered, including any beneficial owner, may obtain documents incorporated by reference into this document by requesting them either in writing or orally, by telephone or by e-mail from us at the following address: Nam Tai Electronics, Inc., c/o 1790-999 West Hastings Street, Vancouver, B.C. Canada, V6C 2W2: Attention: Lorne Waldman, Corporate Secretary, Telephone: 1-800-661-8831, E-Mail: investor@namtai.com.

F-1

Independent Auditors’ Report

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

      We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the two years then ended were audited by other auditors whose report dated March 15, 2002, expressed an unqualified opinion on those statements.

      We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and Subsidiaries at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in note 2(f) to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangibles.

/s/ GRANT THORNTON

Hong Kong

February 21, 2003

Independent Auditors’ Report

To the Shareholders and the Board of Directors of Nam Tai Electronics, Inc.:

      We have audited the accompanying consolidated balance sheet of Nam Tai Electronics, Inc. and Subsidiaries (the “Company”) as of December 31, 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nam Tai Electronics, Inc. and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE TOUCHE TOHMATSU

Hong Kong

March 15, 2002

Nam Tai Electronics, Inc. and Subsidiaries

Consolidated Statements of Income

	Year Ended December 31,

	2000	2001	2002

	(In thousands of US dollars,
	except per share data)
Net sales	$213,688	$234,006	$236,016
Cost of sales	182,096	203,974	197,956

Gross profit	31,592	30,032	38,060

Selling, general and administrative expenses	17,646	21,974	17,983
Research and development expenses	3,489	2,954	2,686
Impairment of goodwill	—	—	339

Total operating expenses	21,135	24,928	21,008

Income from operations	10,457	5,104	17,052
Equity in (loss) income of affiliated companies	(189)	1,867	10,741
Other income (expense), net	13,853	2,709	(6,043)
Interest expense	(165)	(178)	(790)

Income before income taxes and minority interests	23,956	9,502	20,960
Income taxes benefit (expense)	33	(227)	(773)

Income before minority interests	23,989	9,275	20,187
Minority interests	12	(230)	(164)

Net income	$24,001	$9,045	$20,023

Basic earnings per share	$2.63	$0.88	$1.89

Diluted earnings per share	$2.56	$0.87	$1.86

See accompanying notes to the consolidated financial statements

Nam Tai Electronics, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,

	2001	2002

	(In thousands of
	US dollars, except
	share data)
ASSETS
Current assets
Cash and cash equivalents	$58,676	$82,477
Marketable securities	9,505	—
Accounts receivable, less allowance for doubtful accounts of $31 and $122 at December 31, 2001 and 2002, respectively	41,968	50,944
Inventories, net	11,892	19,200
Prepaid expenses and deposits	2,377	1,867
Income taxes recoverable	1,353	855

Total current assets	125,771	155,343
Investment in affiliated companies, equity method	3,921	—
Investments, at cost	—	15,982
Convertible notes	—	5,128
Property, plant and equipment, net	70,414	75,914
Goodwill, net	22,089	21,308
Intangible assets, net	971	—
Other assets	1,407	1,411

Total assets	$224,573	$275,086

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes payable	$1,547	$985
Long term bank loans — current portion	2,140	13,985
Accounts payable	27,929	38,714
Accrued expenses	6,329	12,609
Amount due to a related party	2,733	—
Dividend payable	1,023	1,442
Income taxes payable	88	200

Total current liabilities	41,789	67,935
Deferred income taxes	151	112
Long term bank loans — non-current portion	12,860	2,812

Total liabilities	54,800	70,859

Minority interests	422	2,099
Commitments and contingencies	—	—
Shareholders’ equity
Common shares ($0.01 par value — authorized 20,000,000 shares; shares issued and outstanding at December 31, 2001 — 10,401,940, December 31, 2002 — 12,019,668)	104	120
Additional paid-in capital	111,368	147,828
Retained earnings	57,864	54,182
Accumulated other comprehensive income (loss)	15	(2)

Total shareholders’ equity	169,351	202,128

Total liabilities and shareholders’ equity	$224,573	$275,086

See accompanying notes to the consolidated financial statements

Nam Tai Electronics, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

					Accumulated
	Common	Common	Additional		other	Total
	shares	shares	paid-in	Retained	comprehensive	shareholders’
	outstanding	amount	capital	earnings	income (loss)	equity

	(In thousands of US dollars, except share and per share data)
Balance at January 1, 2000	8,840,823	$88	$80,870	$44,566	$44	$125,568
Share buy-back program	(5,600)	—	—	(73)	—	(73)
Shares issued as compensation	10,000	—	136	—	—	136
Shares issued on exercise of advisors’ warrants	58,030	1	1,183	—	—	1,184
Shares issued on exercise of options	149,500	1	1,568	—	—	1,569
Shares issued for acquisition of subsidiaries	1,161,087	12	21,783	—	—	21,795
Advisors’ warrants and options	—	—	423	—	—	423
Comprehensive income:
Net income	—	—	—	24,001	—	24,001
Foreign currency translation	—	—	—	—	(49)	(49)
Dividends ($1.36 per share, including special dividend of $1 per share)	—	—	—	(12,190)	—	(12,190)

Balance at December 31, 2000	10,213,840	$102	$105,963	$56,304	$(5)	$162,364
Share buy-back program	(227,900)	(2)	—	(3,351)	—	(3,353)
Shares issued on exercise of advisors’ warrants	300,000	3	3,072	—	—	3,075
Shares issued on exercise of options	116,000	1	1,231	—	—	1,232
Advisors’ warrants	—	—	263	—	—	263
Issue of options	—	—	839	—	—	839
Comprehensive income:
Net income	—	—	—	9,045	—	9,045
Foreign currency translation	—	—	—	—	20	20
Dividends ($0.40 per share)	—	—	—	(4,134)	—	(4,134)

Balance at December 31, 2001	10,401,940	$104	$111,368	$57,864	$15	$169,351
Share buy-back program	(197,600)	(2)	—	(3,526)	—	(3,528)
Share redemption	(169,727)	(2)	—	(3,123)	—	(3,125)
Shares issued on exercise of public warrants	1,460,655	15	29,782	—	—	29,797
Shares issued on exercise of options	524,400	5	6,668	—	—	6,673
Advisors’ options	—	—	10	—	—	10
Comprehensive income:
Net income	—	—	—	20,023	—	20,023
Foreign currency translation	—	—	—	—	(17)	(17)
Dividends ($1.48 per share, including special dividend of $1 per share)	—	—	—	(17,056)	—	(17,056)

Balance at December 31, 2002	12,019,668	$120	$147,828	$54,182	$(2)	$202,128

See accompanying notes to the consolidated financial statements

Nam Tai Electronics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31,

	2000	2001	2002

	(In thousands of US dollars)
Cash flows from operating activities:
Net income	$24,001	$9,045	$20,023

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	6,965	9,136	10,397
Amortization of intangible assets	733	2,035	222
Impairment of goodwill — Micro Business Systems Industries Company Limited (“MBS”)	—	—	339
Amortization of advisors’ warrants and options	423	263	10
Staff option costs	—	839	—
Share redemption and dividend withheld — Tele-Art, Inc. (“Tele-Art”)	—	—	(3,519)
(Gain) Loss on disposal of property, plant and equipment	(244)	378	977
Gain on disposal of investments — Group Sense (International) Limited (“Group Sense”)	(9,435)	—	—
Gain on disposal of investment in an affiliated company — Group Sense	(1,346)	—	—
Release of unamortized goodwill of affiliated companies — Mate Fair Group Limited (“Mate Fair”)	—	—	520
Gain on disposal of a subsidiary and related intangible assets — BPC (Shenzhen) Co., Ltd. (“BPC”)	—	—	(77)
Loss on disposal of other assets	—	—	21
Loss on restructuring of subsidiaries — J.I.C. Group (B.V.I.) Limited and its subsidiaries (“JIC Group”)	—	—	2,655
Unrealized gain on marketable securities	(433)	(1,568)	—
Realized gain on marketable securities	—	—	(642)
Equity in loss (income) of affiliated companies	189	(1,867)	(10,741)
Dividend income from affiliated companies — Mate Fair	—	—	10,456
Fair value of shares issued as compensation	136	—	—
Deferred income taxes	(110)	117	(39)
Minority interests	(12)	230	164
Changes in current assets and liabilities (net of effects of acquisitions and disposals):
(Acquisition of) Proceeds from marketable securities	(7,504)	—	10,147
Increase in accounts receivable	(5,137)	(4,378)	(8,531)
(Increase) Decrease in inventories	(13,245)	15,302	(7,625)
Decrease (Increase) in prepaid expenses and deposits	407	(620)	496
Decrease in income taxes recoverable	28	689	498
(Decrease) Increase in notes payable	(6,331)	48	(562)
Increase (Decrease) in accounts payable and accrued expenses	7,203	(6,062)	16,967
(Decrease) Increase in income taxes payable	(114)	(354)	112
Increase (Decrease) in amount due to a related party	2,691	2	(2,766)

Total adjustments	(25,136)	14,190	19,479

Net cash (used in) provided by operating activities	(1,135)	23,235	39,502

Nam Tai Electronics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

	Year Ended December 31,

	2000	2001	2002

	(In thousands of US dollars)
Cash flows from investing activities:
Acquisition of long term investment — TCL Corporation	—	—	(11,968)
Acquisition of convertible notes — TCL International Holdings Limited	—	—	(5,128)
Purchase of property, plant and equipment	(3,579)	(36,013)	(18,485)
Acquisition of JIC Group, net of cash acquired	(7,872)	—	—
Acquisition of additional shares in subsidiaries, net of cash acquired — JIC Group and Mate Fair	—	(85)	(436)
Decrease (Increase) in other assets	123	(38)	(25)
Proceeds from disposal of property, plant and equipment	388	698	628
Purchase of interest in affiliated companies	(2,243)	—	—
Proceeds from disposal of investment	24,214	—	—
Proceeds from disposal of investment in an affiliated company	3,875	—	—
Proceeds from disposal of a subsidiary and related intangible assets, net of cash disposed of — BPC	—	—	1,654

Net cash provided by (used in) investing activities	14,906	(35,438)	(33,760)

Cash flows from financing activities:
Dividends paid	(11,973)	(3,947)	(16,654)
Share buy-back program	(73)	(3,353)	(3,528)
Repayment of bank loans	—	—	(2,703)
Repayment of short term debt	(1)	(24)	—
Proceeds from bank loans	—	15,000	4,500
Proceeds from shares issued on exercise of options and warrants	2,753	4,307	36,470
Contribution by minority interests	200	—	—

Net cash (used in) provided by financing activities	(9,094)	11,983	18,085

Effect of foreign currencies on cash flows	4	—	(26)

Net increase (decrease) in cash and cash equivalents	4,681	(220)	23,801
Cash and cash equivalents at beginning of year	54,215	58,896	58,676

Cash and cash equivalents at end of year	$58,896	$58,676	$82,477

Supplemental schedule of cash flow information:
Interest paid	$165	$178	$790
Income taxes paid (received)	$129	$(249)	$227

Non cash investing transaction:
Acquisition of subsidiaries by issue of shares — JIC Group	$21,795	$—	$—

Non cash financing transaction:
Share redemption and dividend withheld — Tele-Art	$—	$—	$3,519

See accompanying notes to the consolidated financial statements

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

1. Company Information

      Nam Tai Electronics, Inc. and Subsidiaries (the “Company” or “Nam Tai”) is an electronics manufacturing and design services provider to a select group of the world’s leading original equipment manufacturers, or OEMs, of telecommunication and consumer electronic products. The Company’s largest customers include Epson Precision (HK) Ltd., Sony Ericsson Mobile Communications AB and Texas Instruments Incorporated. Through its electronics manufacturing services, or EMS, operations, the Company manufactures electronic components and subassemblies, including liquid crystal display, or LCD, panels, transformers, LCD modules and radio frequency, or RF, modules. These components are used in various electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys and microwave ovens. The Company also manufactures finished products, including cordless phones, palm-sized PC’s, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

      The Company operates in two segments: consumer electronic products (“CEP”) and LCD panels and transformers (“LPT”). The Company’s principal operations, which are conducted through subsidiaries, are in the Hong Kong Special Administrative Region (“Hong Kong”) and the People’s Republic of China (the “PRC”). The PRC resumed sovereignty over Hong Kong effective July 1, 1997 and politically Hong Kong is an integral part of China. However, for simplicity and as a matter of definition only, our references to PRC in these consolidated financial statements means the PRC and all of its territories excluding Hong Kong.

      The Company was founded in 1975 as an electronic products trading company based in Hong Kong and shifted its focus to manufacturing of electronic products in 1978. The Company moved its manufacturing facilities to the PRC in 1980 to take advantage of lower overhead costs, lower material costs and competitive labor rates available and subsequently relocated to Shenzhen, PRC in order to capitalize on opportunities offered in Southern China. The Company was reincorporated as a limited liability International Business Company under the laws of the British Virgin Islands in August 1987. The Company’s principal manufacturing and design operations are based in Shenzhen, PRC, approximately 30 miles from Hong Kong. Its principal executive offices are located in Hong Kong, which provides it access to Hong Kong’s infrastructure of communication and banking and facilitates management of its PRC operations and transportation of its products out of PRC through the port of Hong Kong.

2. Summary of Significant Accounting Policies

     (a) Principles of consolidation

      The consolidated financial statements include the financial statements of the Company and all its subsidiaries. All significant intercompany accounts and transactions have been eliminated on consolidation.

     (b) Cash and cash equivalents

      Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.

     (c) Marketable securities

      All marketable securities are classified as trading securities and are stated at fair market value. Market value is determined by the most recently traded price of the security at the balance sheet date. Net realized and unrealized gains and losses on trading securities are included in other income. The cost of securities sold is based on the average cost method and income earned is included in other income.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

     (d) Inventories

      Inventories are stated at the lower of cost or market value. Cost is determined on the first-in, first-out basis. Provisions for potentially obsolete or slow-moving inventory are recorded based on management’s analysis of inventory levels. The following represents the movement in the inventory provision for the years ended December 31,

	2000	2001	2002

Balance at January 1,	$(479)	$(487)	$(4,741)
(Provided for) Reversal during the year	(12)	(4,247)	1,970
Write off during the year	—	—	1,271
Others	4	(7)	14

Balance at December 31,	$(487)	$(4,741)	$(1,486)

      During 2002, the Company was able to use portions of the raw materials that had been previously provided for in production or the Company received compensation for the unused raw materials. This change in accounting estimate resulted in the partial reversal of the provision of approximately $2,000 in 2002.

     (e) Property, plant and equipment

      Property, plant and equipment are recorded at cost and include interest on funds borrowed to finance construction. No interest was capitalized for the years ended December 31, 2000, 2001 and 2002. The cost of major improvements and betterments is capitalized whereas the cost of maintenance and repairs is expensed in the year incurred. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations and gains and losses from the disposal of unused land are reported in other income (expense) in the consolidated statements of income.

      The majority of the land in Hong Kong is owned by the government of Hong Kong which leases the land at public auction to non-governmental entities. With the exception of those leases which expire after June 30, 1997 and before June 30, 2047 with no right of renewal, the Sino-British Joint Declaration extends the terms of all currently existing land leases for another 50 years beyond June 30, 1997. Thus, all of the Company’s leasehold land in Hong Kong are considered to be medium-term assets. The cost of such leasehold land is amortized on the straight-line basis over the respective terms of the leases.

      All land in other regions of the PRC is owned by the PRC government. The government in the PRC, according to PRC law, may sell the right to use the land for a specified period of time. Thus all of the Company’s land purchases in the PRC are considered to be leasehold land and are amortized on the straight-line basis over the respective term of the right to use the land.

     (f) Goodwill and licenses

      The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Prior to January 1, 2002, goodwill was amortized to expense on a straight-line basis over various periods ranging from 4 to 15 years. Costs incurred in the acquisition of licenses are capitalized and amortized to expense on a straight-line basis over the shorter of license period or 5 to 7 years.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      In June 2001, the Financial Accounting Standard Board (the “FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. This statement provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis. SFAS No. 142 was effective for fiscal years beginning after December 15, 2001. The Company adopted SFAS No. 142 on January 1, 2002. Upon adoption of SFAS No. 142, the Company evaluated goodwill for impairment and determined that there was no impairment at January 1, 2002. Later in 2002, the Company determined that goodwill was impaired by $339 related to Micro Business Systems Industries Company Limited (“MBS”) (see note 3(b)(ii)).

      The following transitional disclosure represents the Company’s reported and adjusted net income, basic earnings per share, and fully diluted earnings per share adding back amortization beginning January 1, 2000:

	2000	2001	2002

Net income
As reported	$24,001	$9,045	$20,023
Add back: goodwill amortization	600	1,826	—

As adjusted	$24,601	$10,871	$20,023

Basic earnings per share
As reported	$2.63	$0.88	$1.89
Add back: goodwill amortization	0.07	0.18	—

As adjusted	$2.70	$1.06	$1.89

Diluted earnings per share
As reported	$2.56	$0.87	$1.86
Add back: goodwill amortization	0.06	0.18	—

As adjusted	$2.62	$1.05	$1.86

     (g) Impairment or disposal of long-lived assets

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, that was applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB’s new rules on asset impairment supersede SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, and portions of Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results for Operations”. The statement requires a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value or carrying amount. The statement also requires expected future operating losses from discontinued operations to be recorded in the period(s) in which the losses are incurred, rather than as of the measurement date as previously required. On January 1, 2002, the Company adopted SFAS No. 144. The adoption of SFAS No. 144 did not have any significant impact on the financial position and results of operations of the Company.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

     (h) Equity method of accounting

      The equity method of accounting is used when the Company has a 20% to 50% interest in other entities. Under the equity method, original investments are recorded at cost and adjusted by the Company’s share of undistributed earnings or losses of these entities. Nonmarketable investments in which the Company has less than 20% interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost and periodically reviewed for impairment.

     (i) Revenue recognition

      Revenue from sales of products is generally recognized when the title is passed to customers upon shipment and when collectibility is assured. Provision for discounts and rebates to customers, and returns and other adjustments are provided for in the same period the related sales are recorded.

     (j) Research and development costs

      Research and development costs relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred.

(k)	Advertising expenses

      The Company expenses advertising costs as incurred. Advertising expenses were $173, $141 and $528 for the years ended December 31, 2000, 2001 and 2002, respectively.

(l)	Staff retirement plan costs

      The Company’s costs related to the staff retirement plans are charged to the consolidated statement of income as incurred.

(m)	Income taxes

      The Company provides for all taxes based on profits whether due at year end or estimated to become due in future periods but based on profits earned to date. However, under the current tax legislation in the PRC, the Company has reasonable grounds to believe that income taxes paid by Namtai Electronic (Shenzhen) Co., Ltd. (“NTSZ”), Zastron Electronic (Shenzhen) Co. Ltd. (“Zastron”) (formerly known as Zastron Plastic & Metal Products (Shenzhen) Ltd.), Shenzhen Namtek Company Limited (“Namtek”), Jieyao Electronics (Shenzhen) Co., Ltd. (“Jieyao”) and Jetup Electronic (Shenzhen) Co., Ltd. (“Jetup”) in respect of any year would be refunded after the profits earned in that year are reinvested in the business by way of capital injection. Accordingly, any PRC tax paid by these subsidiaries during the year is recorded as an amount recoverable at the balance sheet date when an application for reinvestment of profits has been filed and a refund is expected unless there is an indication from the PRC tax authority that the refund will be refused. Deferred income taxes are provided to recognize the effect of the difference between the financial statement and income tax bases of measuring assets and liabilities.

(n)	Foreign currency transactions and translations

      All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are translated at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statement of income.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      The Company and its subsidiaries have adopted the U.S. dollar, Hong Kong dollar or the Renminbi as their functional currencies. The financial statements of all subsidiaries with functional currencies other than the U.S. dollar are translated in accordance with SFAS No. 52, “Foreign Currency Translation”. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

      The exchange rate between the Hong Kong dollar and the U.S. dollar has been pegged (HK$7.80 to US$1.00) since October 1983. The exchange rate between Renminbi and the U.S. dollar is based on the prevailing market rate.

(o)	Earnings per share

      Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year.

      Diluted earnings per share gives effect to all dilutive potential common shares outstanding during the year. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

(p)	Stock options

      SFAS No. 123, “Accounting for Stock-Based Compensation”, allows companies which have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” but with additional financial statement disclosure. The Company continues to account for stock-based compensation arrangements under APB Opinion No. 25 and provides additional disclosures required by SFAS No. 123.

(q)	Use of estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(r)	Comprehensive income

      The Company reports comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and is included in the consolidated statements of shareholders’ equity. The comprehensive income of the Company was $23,952, $9,065 and $20,006 for the years ended December 31, 2000, 2001 and 2002, respectively.

(s)	Fair value disclosures

      The carrying amounts of cash and cash equivalents, marketable securities, accounts receivable, notes payable, accounts payable and amount due to a related party approximate fair value due to the short term

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

maturity of these instruments. The carrying amount of long term debt also approximates fair value due to the variable nature of the interest calculations. The fair value of the Company’s convertible notes is estimated based on the current rates offered to the Company for notes of similar terms and maturities.

(t) New accounting pronouncements

      In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires a company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS No. 143 also requires a company to record the contra to the initial obligation as an increase to the carrying amount of the related long-lived asset (i.e. the associated asset retirement costs) and to depreciate that cost over the remaining useful life of the asset. The liability is adjusted at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Companies are required to adopt SFAS No. 143 for fiscal years beginning after June 15, 2002. Management has adopted SFAS No. 143 on January 1, 2003, and does not believe its adoption will have a material effect on the Company’s financial position, results of operations, or cash flows.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 eliminates extraordinary accounting treatment for reporting gain or loss on debt extinguishment, and amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS No. 145 related to the rescission of SFAS No. 4 are applicable in fiscal years beginning after May 15, 2002, the provisions related to SFAS No. 13 are effective for transactions occurring after May 15, 2002, and all other provisions are effective for financial statements issued on or after May 15, 2002; however, early application is encouraged. Debt extinguishments reported as extraordinary items prior to scheduled or early adoption of SFAS No. 145 would be reclassified in most cases following adoption. In the current year, management adopted the provisions of SFAS No. 145 related to the accounting treatment for the gain or loss on debt extinguishment. The result of this adoption is that $610 finance charge incurred for the early extinguishment of the Company’s long term debt (see note 11) that would have been recorded as an extraordinary item under the previous accounting rules have been included as an expense from continuing operations. Management does not expect the adoption of the remaining provisions of SFAS No. 145 to have a material effect on the Company’s financial position, results of operations, or cash flows.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application is encouraged. Management does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s financial position, results of operations, or cash flows.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Management is currently evaluating the effects of FIN 45; however, it does not expect that the adoption of FIN 45 will have a material effect on the Company’s financial position, results of operations, or cash flows.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. Management does not expect the adoption of SFAS No. 148 to have a material effect on the Company’s financial position, results of operations, or cash flows.

      At December 31, 2002, the Company has two stock-based employee compensation plans, as more fully described in note 12(a). The Company accounts for these plans under the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Stock-based employee compensation costs are not reflected in net income when options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. During 2001, the Company recorded compensation cost of $839 as 105,400 options granted under the plan had an exercise price less than the market value of the underlying common stock on the date of grant.

      The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

Year ended December 31,		2000	2001	2002

Net income, as reported		$24,001	$9,045	$20,023
Less: Stock based compensation costs under fair value based method for all awards		(2,216)	(2,331)	(1,491)

Net income, pro forma		$21,785	$6,714	$18,532

Basic earnings per share	As reported	$2.63	$0.88	$1.89
	Pro forma	$2.39	$0.65	$1.75

Diluted earnings per share	As reported	$2.56	$0.87	$1.86
	Pro forma	$2.32	$0.65	$1.73

(u) Reclassification

      Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on the net income or financial position for any year presented.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

3. Investment in Subsidiaries

     (a) Subsidiaries

			Percentage of
			ownership at
			December 31,
	Place of
	incorporation	Principal activity	2001	2002

Consolidated principal subsidiaries:
J.I.C. Technology Company Limited	Cayman Islands	Investment holding	—	93.97%
J.I.C. Enterprises (Hong Kong) Limited	Hong Kong	Investment holding, manufacturing and trading	100%	93.97%
J.I.C. Electronics Company Limited	Hong Kong	Inactive	100%	93.97%
J.I.C. Group (B.V.I.) Limited	BVI	Investment holding	100%	93.97%
Jetup Electronic (Shenzhen) Co., Ltd.	PRC	Manufacturing	100%	93.97%
Jieda Electronics (Shenzhen) Co., Ltd.	PRC	Inactive	100%	93.97%
Jieyao Electronics (Shenzhen) Co., Ltd.	PRC	Manufacturing	100%	93.97%
Nam Tai Group Management Limited	Hong Kong	Provision of management services	100%	100%
Nam Tai Electronic & Electrical Products Limited	Hong Kong	Trading	100%	100%
Nam Tai Telecom (Hong Kong) Company Limited	Hong Kong	Trading	100%	100%
Namtai Electronic (Shenzhen) Co., Ltd.	PRC	Manufacturing	100%	100%
Namtek Software Development Company Limited	Cayman Islands	Investment holding	—	100%
Shenzhen Namtek Company Limited	PRC	Software development	100%	100%
Zastron Electronic (Shenzhen) Co. Ltd. (formerly known as Zastron Plastic & Metal Products (Shenzhen) Ltd.)	PRC	Manufacturing	100%	100%
Mate Fair Group Limited	BVI	Investment holding	25%	72.22%
BPC (Shenzhen) Co., Ltd.	PRC	Manufacturing	86.67%	—
Unconsolidated subsidiary:
Albatronics (Far East) Company Limited (in liquidation)	Hong Kong	Ceased business in August 1999	50.00025%	—

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

     (b) Acquisitions and dispositions

(i)	In 1998, the Company acquired 50.00025% of the outstanding shares of Albatronics (Far East) Company Limited (“Albatronics”), a Hong Kong publicly listed company. Albatronics and its subsidiaries were engaged in the trading of electronic components and manufacturing of consumer electronics products. Due to the troubled financial condition of Albatronics at December 31, 1998, it was probable that the Company would never be in a position to exercise control over Albatronics as such control would rest with the creditors of Albatronics. Accordingly, the Company did not consolidate Albatronics’ financial statements at December 31, 1998, for the year then ended or for any subsequent period. As of December 31, 1999 the investment was written off. On February 1, 2000, the Company received an invitation soliciting offers for the rescue or restructuring of Albatronics from Albatronics’ liquidators.

During 1999, the Company commenced legal proceedings against Albatronics seeking compensation to recover its investment and seeking damages for breach of representations, warranties and undertakings. The case was settled and the Company withdrew its legal proceedings against Albatronics at December 31, 2001.

In January 2002, the Company entered into a restructuring agreement with the liquidators of Albatronics (see note 3(b)(iv)).

(ii)	In 1999, the Company acquired certain net assets from MBS, a telecommunication business including the design, research and development, and marketing of telecommunication products, for a consideration of $951 including acquisition costs. The acquisition was accounted for as a purchase and the results of operations of the acquired business have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the assets acquired of $175 was $776 and was recorded as goodwill which was being amortized on a straight-line basis over 4 years. The results of operations of the business acquired were not material in relation to the consolidated results of operations of the Company. In 2002, the Company determined that the previously acquired technology had become obsolete. Therefore, the Company recorded an impairment for the remaining goodwill of $339 and accelerated the amortization of the license fees by $173.

(iii)	In March 2000, Nam Tai Electronic & Electrical Products Limited (“NTEE”), a wholly-owned subsidiary of the Company, together with Toshiba Battery Co., Ltd. (“TBCL”), established BPC (Shenzhen) Co., Ltd. (“BPC”), a wholly foreign owned enterprise in Shenzhen, PRC. NTEE had a 86.67% interest in BPC and the investment cost of $1,300 was contributed in cash. BPC was located within the Company’s existing manufacturing complex where it produced and sold high-end, environmentally friendly, rechargeable lithium ion battery packs. Effective April 30, 2002, the Company sold its 86.67% joint venture interest in BPC to a TBCL related company for $2,131 resulting in a gain of $17. For the years ended December 31, 2000, 2001 and during the period from January 1, 2002 through April 30, 2002, the Company recognized net sales of $6,232, $21,072 and $7,849, respectively, from TBCL and its related companies.

(iv)	In October 2000, the Company acquired all of the outstanding shares of J.I.C. Group (B.V.I.) Limited (“JIC”), a company incorporated in the BVI. The purchase price was the initial consideration of $32,776, less a purchase price adjustment based on earnings. The initial consideration was satisfied by a cash consideration of $10,981 and the issuance of 1,161,087 shares in the Company at $18.77 each, being the average market closing price as reported on the Nasdaq Stock Market (“Nasdaq”) for each day during the period from September 26, 2000

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

to October 24, 2000 (inclusive) on which Nasdaq is open for trading and on which at least 10,000 shares were traded.

JIC and its subsidiaries (“JIC Group”) are principally engaged in the manufacture and trading of LCD panels and transformers. Their production base is located at Shenzhen and Bao An, which are used by three subsidiaries of JIC namely, Jieda Electronics (Shenzhen) Co. Ltd. (“Jieda”), Jetup and Jieyao, all being wholly foreign owned enterprises in the PRC.

The purchase price adjustment based on earnings is the amount of shortfall, if any, between the net income of JIC Group for the year ended March 31, 2001 and the guaranteed profit amount of $3,846, multiplied by 8.5. As the net income of JIC Group for the year ended March 31, 2001 met this guaranteed profit requirement, no adjustment to the purchase price was made.

The acquisition was accounted for as a purchase and the results of JIC Group have been included in the accompanying consolidated financial statements since the date of acquisition. The excess of the purchase consideration over the fair value of the net assets acquired of $10,002 was $22,774 and has been recorded as goodwill which was being amortized on a straight-line basis over 15 years. Upon the Company’s adoption of SFAS No. 142, the goodwill is no longer being amortized (see note 2(f)). During 2001, the Company incurred legal and professional fees of $85 to complete the acquisition of JIC which was adjusted to goodwill.

Had the acquisition of JIC occurred on January 1, 2000, the following would be the unaudited pro forma consolidated results of operations for the year ended December 31, 2000. Net sales, net income, basic earnings per share and diluted earnings per share would have been $239,327, $25,492, $2.53 and $2.47, respectively.

In June 2002, through a restructuring of the Company’s interest in the JIC Group, the Company arranged for the listing of the JIC Group on The Stock Exchange of Hong Kong Limited. To effect the listing, the Company entered a restructuring agreement with the liquidators of Albatronics, whose shares had been listed on The Stock Exchange of Hong Kong Limited and which was placed into voluntary liquidation in August 1999. The Company owned slightly more than 50% of the outstanding capital stock of Albatronics (see note 3(b)(i)). Under the restructuring agreement the Company agreed to transfer the JIC Group into J.I.C. Technology Company Limited, a new company, for a controlling interest in J.I.C. Technology Company Limited. Albatronics’ listing status on The Stock Exchange of Hong Kong Limited was withdrawn and J.I.C. Technology Company Limited was listed on The Stock Exchange of Hong Kong Limited free from the liabilities of Albatronics. For the Company’s contribution to J.I.C. Technology Company Limited, the Company received a combination of ordinary and preference shares, which are analogous to common stock and convertible preferred stock, respectively, of companies organized under U.S. law. The Company, the creditors of Albatronics and the Hong Kong public who held shares of Albatronics received ordinary shares of J.I.C. Technology Company Limited equal to approximately 70.4%, 24.1% and 5.5%, respectively, of the outstanding ordinary shares of J.I.C. Technology Company Limited. The Company also received preference shares of J.I.C. Technology Company Limited, which upon their full conversion, would result in the Company, the creditors and the Hong Kong public owning approximately 92.9%, 5.8% and 1.3%, respectively, of the outstanding ordinary shares of J.I.C. Technology Company Limited. On June 4, 2002, the restructuring was completed and all the shares of Albatronics were transferred to the liquidators for a nominal consideration. The preference shares are non-redeemable, non-voting shares that rank pari passu with ordinary shares of J.I.C. Technology Company Limited on the payment of dividends or other distribution

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

other than on a winding-up. No holder of preference shares (including the Company) may convert them if such conversion would result in the minimum public float of 25% that is required under the Hong Kong Stock Exchange listing rules not being met.

Due to the Company’s restructuring of its interest in the JIC Group, the Company’s effective interest in the JIC Group reduced from 100% to 92.9%. As a result of this reduction in interest during 2002, the Company has released unamortized goodwill of $1,483, representing 7.1% of the goodwill that had previously been recorded upon purchasing the JIC Group in October 2000. The release of unamortized goodwill is included as part of the loss on restructuring of the JIC Group.

In August 2002, the Company acquired an additional 7,984,000 shares of JIC Technology Company Limited for a cash consideration of $437, resulting in additional goodwill of $253. As at December 31, 2002, the Company held 74.8% of the existing ordinary shares and 94.0% of the outstanding ordinary shares upon full conversion of the preference shares.

     (c) Establishment of subsidiaries

(i)	In March 2001, the Company established Nam Tai Group Management Limited, a wholly-owned subsidiary in Hong Kong, at an investment cost of $1 (one dollar) contributed in cash. Its principal activity is to provide management services to other group companies.

(ii)	In May 2002, the Company established Namtek Software Development Company Limited, a wholly-owned subsidiary incorporated in the Cayman Islands, at an investment cost of $800. Its principal activity is an investment holding company of Shenzhen Namtek Company Limited.

     (d) Retained earnings

      Retained earnings are not restricted as to the payment of dividends except to the extent dictated by prudent business practices. The Company believes that there are no material restrictions, including foreign exchange controls, on the ability of its non-PRC subsidiaries to transfer surplus funds to the Company in the form of cash dividends, loans, advances or purchases. With respect to the Company’s PRC subsidiaries, there are restrictions on the purchase of materials by these companies, the payment of dividends and the removal of dividends from the PRC. In the event that dividends are paid by the Company’s PRC subsidiaries, such dividends will reduce the amount of reinvested profits and accordingly, the refund of taxes paid will be reduced to the extent of tax applicable to profits not reinvested. However, the Company believes that such restrictions will not have a material effect on the Company’s liquidity or cash flows.

4. Marketable Securities

      In September 2000, the Company purchased 500,000 common shares for $7,504. These marketable securities were classified as trading securities and included in current assets. During the first quarter of 2002, the Company sold its interest for an aggregate of $10,147 resulting in a realized gain of $642.

December 31,	2001	2002

Cost	$7,504	$—
Unrealized gain on marketable securities	2,001	—

Market value	$9,505	$—

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

5. Inventories

      Inventories consist of the following:

December 31,	2001	2002

Raw materials	$13,332	$16,840
Work-in-progress	1,823	1,937
Finished goods	1,478	1,909

	16,633	20,686
Less: Provision for inventories	(4,741)	(1,486)

	$11,892	$19,200

6. Property, Plant and Equipment

      Property, plant and equipment consist of the following:

	Estimated
December 31,	Useful Lives	2001	2002

Land, land use right and buildings	20 – 50 years	$38,592	$41,938
Machinery and equipment	4 – 12 years	41,974	51,648
Leasehold improvements	3 – 7 years	11,862	10,237
Furniture and fixtures	4 – 7 years	1,930	1,646
Automobiles	4 – 6 years	1,631	1,536
Tools and molds	4 – 6 years	127	77

Total		96,116	107,082
Less: accumulated depreciation and amortization		(35,122)	(40,669)
Construction in progress		5,321	9,501
Deposit paid for the acquisition of leasehold land and buildings		4,099	—

Net book value		$70,414	$75,914

      As at December 31, 2002, the Company has entered into commitments for capital expenditure for property, plant and equipment of approximately $20,856, which are expected to be disbursed during the year ending December 31, 2003.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

7. Goodwill

      Goodwill consists of the following:

	CEP	LPT
	Segment	Segment	Total

Balance at January 1, 2001	$533	$23,297	$23,830
Goodwill acquired during the year	—	85	85
Goodwill amortization	(194)	(1,632)	(1,826)

Balance at December 31, 2001	$339	$21,750	$22,089
Goodwill acquired during the year:
Additional acquisition of JIC Technology Company Limited (see note 3(b)(iv))	—	253	253
Additional goodwill of Mate Fair, net	788	—	788
Impairment of MBS goodwill (see note 3(b)(ii))	(339)	—	(339)
Goodwill release related to disposition of 7.1% interest in JIC Group (see note 3(b)(iv))	—	(1,483)	(1,483)

Balance at December 31, 2002	$788	$20,520	$21,308

8. Intangible Assets

      Amortized intangible assets consist of licenses of the following:

December 31,	2001	2002

Gross carrying amount	$1,335	$1,335
Accumulated amortization	(364)	(586)
Disposal (see note 17)	—	(749)

Net carrying amount	$971	$—

      Amortization expense charged to income from operations for the years ended December 31, 2000, 2001 and 2002 was $133, $209 and $222, respectively.

9.     Investment in Affiliated Companies, Equity Method

(a) Mate Fair

      In September 2000, the Company acquired a 5% indirect shareholding in both Huizhou TCL Mobile Communication Co., Ltd. (“Huizhou TCL”) and TCL Mobile Communication (HK) Co., Ltd. (collectively “TCL Mobile”) through the acquisition of 25% of the outstanding shares of Mate Fair Group Limited (“Mate Fair”), an investment holding company incorporated in the BVI with a 20% shareholding interest in TCL Mobile. TCL Mobile is engaged in manufacturing, distributing and trading of digital mobile phones and accessories in the PRC as well as overseas markets. The acquisition in Mate Fair was satisfied by a cash consideration of approximately $2,036. The 25% share of the net book value of Mate Fair on that date was approximately $511. Goodwill of approximately $1,525 was recorded by the Company and was being amortized on a straight line basis over 10 years from September 2000 to August 2010. The amortization expense for the years ended December 31, 2000 and 2001 was $51 and $153,

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

respectively. As of December 31, 2000 and 2001, the Company had a 5% indirect interest in Huizhou TCL since its acquisition of Mate Fair.

      In May 2002, due to the increase of capital in Huizhou TCL, Mate Fair’s direct interest in Huizhou TCL was diluted from 20% to 18% and the Company’s 5% indirect interest in Huizhou TCL was diluted to 4.5%. As a result of the dilution, the Company recognized the release of unamortized goodwill of approximately $132 and the share of Mate Fair’s loss on deemed disposal of Huizhou TCL of approximately $336 as part of the equity in (loss) income of affiliated companies. Mate Fair ceased the equity accounting for Huizhou TCL since it no longer held at least a 20% interest in Huizhou TCL.

      On November 11, 2002, the Company disposed of 1.467% of its indirect interest in Huizhou TCL at a consideration of approximately $10,424 through Mate Fair selling its 13.8% equity interest in Huizhou TCL. The Company invested $5,128 of the proceeds in TCL International Holdings Limited 3% convertible notes (see note 10(a)). Also on November 11, 2002, the Company increased its shareholding in Mate Fair from 25% to approximately 72.22% for $3. Effectively, the Company now has a 3.033% indirect interest in Huizhou TCL. As a result of the above shareholding change, the Company recognized an additional release of unamortized goodwill of approximately $388.

      Prior to November 11, 2002, the Company held a 25% interest in Mate Fair. Therefore, Mate Fair had been accounted for as an affiliated company and the results of Mate Fair has been accounted for under the equity method in the consolidated financial statements from the date of acquisition. The Company shared the results of Mate Fair for the period from January 1, 2002 to November 10, 2002 of $10,741.

      As the Company’s investment in Mate Fair has increased from 25% to 72.22%, the Company has consolidated Mate Fair for the first time as of November 11, 2002. The consolidated statement of income reflects Mate Fair’s equity in earnings through November 10, 2002, and consolidates Mate Fair’s results of operations for the period from November 11, 2002 through December 31, 2002.

      In addition, the remaining unamortized goodwill of Mate Fair was transferred from investment in affiliated companies to the Company’s goodwill account.

      The following table presents summarized financial information for Mate Fair until the point it became consolidated:

	For the Year
	Ended	For the Period from
	December 31,	January 1, 2002 to
	2001	November 10, 2002

Operating income	$8,077	$91,757
Net income	$8,077	$91,757
Non-current assets	$10,452	$4,014
Shareholders’ equity	$10,452	$4,018

     (b) Shanghai Q&T

      In March 2000, NTSZ, a wholly-owned subsidiary of the Company, acquired 42.5% of the equity interest in Shanghai Q&T Tech. Co., Ltd. (“Shanghai Q&T”) (formerly known as Red Net Technology Co., Ltd.), a company registered in the PRC for $207. The results of Shanghai Q&T have been accounted for under the equity method in the consolidated financial statements from the date of acquisition.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      The Company’s interest in Shanghai Q&T was reduced to zero since December 31, 2000 as Shanghai Q&T incurred losses during the year ended December 31, 2000. The Company does not have any further financial commitment in this company.

     (c) Group Sense

      In 1998, the Company acquired 20% of the outstanding shares of Group Sense (International) Limited (“Group Sense”), a Hong Kong publicly listed company. Group Sense and its subsidiaries manufacture consumer electronics products.

      Starting from February 2000, the Company began to dispose of its shareholding in Group Sense and up to November 2000, the Company had disposed of its entire interest in Group Sense for cash of $28,089 in aggregate. In February 2000, the Company sold a portion of its shareholding in Group Sense, resulting in a gain on disposal of investment in an affiliated company of $1,346 and the reduction of shareholding in Group Sense below the 20% level. Upon the reduction of shareholding in Group Sense below the 20% level in 2000, the equity method was discontinued and the carrying amount at the date of discontinuance became the cost of investment, which was subsequently included in the calculation of the gain on disposal of investment in 2000 upon sale of the Company’s remaining ownership interest. The Company then continued to dispose of all of its remaining shareholding in Group Sense, resulting in a gain of $9,435 in 2000. Total gain on disposal of the entire shareholdings in Group Sense during 2000 amounted to $10,781.

10. Investments in TCL

      The Company has three investments in TCL group of companies. The Company has not incurred any material operating revenue or expenses from the TCL group of companies, for the years ended December 31, 2000, 2001 and 2002.

     (a) Convertible Notes

      On November 11, 2002, related to the disposal of 1.467% indirect interest in Huizhou TCL (see note 9(a)) for approximately $10,424, the Company purchased $5,128 in 3% convertible notes (“CB Note”) due in November 2005 of TCL International Holdings Limited, a publicly listed company on The Stock Exchange of Hong Kong Limited. The term of the CB Note is three years with an interest rate of 3% per annum. The CB Note is convertible into shares of TCL International Holdings Limited at the conversion price of approximately $0.33 per share.

     (b) Investments, at Cost

      (i) TCL Corporation

      In January 2002, the Company acquired a 6% equity interest in TCL Corporation (formerly known as TCL Holdings Corporation Ltd.) for a consideration of $11,968. TCL Corporation, a PRC state-owned enterprise, is the parent company of the TCL group of companies. TCL Corporation’s scope of business includes the import and export of raw materials, the design, manufacturing and sales and marketing of telephones, VCD players, color television sets, mobile phones and other consumer electronic products.

      (ii) Huizhou TCL

      The Company has a 3.033% indirect interest in Huizhou TCL through the Company’s subsidiary, Mate Fair (see note 9(a)). This investment, at cost, is $4,014 at December 31, 2002.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

11. Bank Loans and Banking Facilities

      The Company has credit facilities with various banks representing notes payable, trade acceptances, import facilities and overdrafts. At December 31, 2001 and 2002, these facilities totalled $76,494 and $58,244, of which $9,730 and $8,889 were utilized at December 31, 2001 and 2002, respectively. The maturity of these facilities is generally up to 90 days. Interest rates are generally based on the banks’ usual lending rates in Hong Kong and the credit lines are normally subject to annual review. The banking facilities restrict the pledge of assets to any other banks without the prior consent of the Company’s bankers.

      The notes payable, which include trust receipts and shipping guarantees, may not agree to utilized banking facilities due to a timing difference between the Company receiving the goods and the bank issuing the trust receipt to cover financing of the purchase. The Company recognizes the outstanding letter of credit as a note payable when the goods are received, even though the bank may not have issued the trust receipt. However, this will not affect the total bank facility utilization, as an addition to the trust receipts will be offset by a reduction in the same amount of outstanding letters of credit.

December 31,	2001	2002

Outstanding letters of credit	$8,183	$7,904
Trust receipts	994	908
Usance bills pending maturity	553	57
Documents in transit	—	20

Total banking facilities utilized	9,730	8,889
Less: Outstanding letters of credit	(8,183)	(7,904)

Notes payables	$1,547	$985

      The Company has a seven-year term loan with borrowings in October 2001 totalling $15,000 at a fixed interest rate of 5.05% in the first four years and at a rate of 1% over Singapore Interbank Money Market Offer Rate (“SIBOR”) for the following three years. The loan is secured by a property with net book value of $11,400. At December 31, 2002, the bank loan had an outstanding balance of $12,860. On January 3, 2003, the Company repaid the entire outstanding balance due to the bank, resulting in a finance charge on early repayment of $610.

      A subsidiary of the Company has an unsecured four-year term loan with borrowings in May 2002 totalling $4,500 at a rate of 1.5% over three months London Interbank Offered Rate (“LIBOR”), repayable in 16 quarterly instalments of approximately $281 beginning August 31, 2002. At December 31, 2002, the loan had an outstanding balance of $3,937.

      The long term debt is repayable as follows for the years ending December 31,:

2003	$13,985
2004	1,125
2005	1,125
2006	562

$16,797

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

12. Common Shares

     (a) Stock Options

      In August 1993, the Board of Directors approved a stock option plan which authorized the issuance of 300,000 vested options to key employees, consultants or advisors of the Company or any of its subsidiaries. In December 1993, January 1996 and April 1999, the option plan was amended and the maximum number of shares to be issued pursuant to the exercise of options granted was increased to 650,000 and 1,000,000 and 1,425,000, respectively.

      In May 2001, the Board of Directors approved another stock option plan which would grant 5,000 options to each independent director of the Company elected at each annual general meeting of shareholders, and might grant options to key employees, consultants or advisors of the Company or any of its subsidiaries to subscribe for its shares in accordance with the terms of this stock option plan. The maximum number of shares to be issued pursuant to the exercise of options granted was 1,000,000 shares.

      Effective January 1, 2003, the Company no longer plans to issue options to management and employees. Rather, the Board of Directors approved an incentive bonus program to reward management and employees with a cash bonus in lieu of stock options.

      A summary of stock option activity during the three years ended December 31, 2002 is as follows:

	Number	Option Price Per Share with the
	of Options	Weighted Average Option Price in Parenthesis

Outstanding at January 1, 2000	263,500	$10.50 & $15.75 ($10.53)
Granted	350,220	$13.875, $14.81, $16.125 & $16.375 ($14.18)
Exercised	(149,500)	$10.50
Cancelled	(28,220)	$16.125

Outstanding at December 31, 2000	436,000	$10.50, $13.875, $14.81, $15.75 & $16.375 ($13.11)
Granted	438,253	$13.94, $14.50 & $7.0 ($12.34)
Exercised	(116,000)	$10.50, $13.875 & $15.75 ($10.63)
Cancelled	(50,853)	$13.875, $13.94, $14.81 ($14.02)

Outstanding at December 31, 2001	707,400	$7.00, $13.875, $13.94, $14.50 & $16.375 ($12.97)
Granted	300,000	$19.85
Exercised	(524,400)	$7.00, $13.875, $13.94 & $19.85 ($12.73)
Cancelled	—

Outstanding at December 31, 2002	483,000	$13.875, $13.94, $14.50, $16.375 & $19.85 ($17.52)

      Of the 350,220 options granted by the Company in 2000, 5,000 and 10,000 options with an exercise price of $13.875, expiring on January 31, 2003, and exercisable from January 1, 2001 and May 31, 2001, respectively, were granted to its advisors. The compensation expense for these advisors’ options, using the Black-Scholes option-pricing model, was $117 and has been charged to the consolidated statement of income in 2000. No advisors’ options were granted during 2001. During 2002, 2,000 advisors options with an exercise price of $19.85 exercisable from April 30, 2002 and expiring on April 30, 2005 were granted to an advisor. The Company recorded compensation expense of $10 for the 2002 advisor options based on the Black-Scholes option-pricing model.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      Details of the options granted by the Company in 2000, 2001 and 2002 are as follows:

Number of Options Granted	Exercise Price	Exercisable Period

In 2000
172,000	$13.875	January 1, 2001 to January 31, 2003
130,000	$13.875	May 31, 2001 to January 31, 2003
5,000	$14.810	January 1, 2001 to July 31, 2003
28,220	$16.125	January 1, 2001 to April 5, 2003
15,000	$16.375	June 9, 2001 to June 8, 2003
In 2001
277,853	$13.94	March 16, 2001 to March 16, 2004
55,000	$14.50	June 22, 2001 to June 22, 2004
105,400	$7.00	June 27, 2001 to June 22, 2002
In 2002
300,000	$19.85	April 30, 2002 to April 30, 2005

      Stock option costs of $839 charged to the selling, general and administrative expenses in 2001 represented the difference between the market price and exercisable price of $7 for 105,400 options granted during 2001.

      The following summarizes information about stock options outstanding at December 31, 2002. All stock options are exercisable as of December 31, 2002.

		Weighted Average
		Remaining Contractual
Exercise Prices	Number of Options	Life in Months

$13.875	20,000	1.0
$16.375	15,000	5.2
$13.940	112,000	14.5
$14.500	55,000	17.7
$19.850	281,000	27.9

	483,000	21.8

      The weighted average remaining contractual life of the stock options outstanding at December 31, 2000, 2001 and 2002 was 19, 18 and 22 months, respectively. The weighted average fair value of options granted during 2000, 2001 and 2002 was $5.67, $5.14 and $4.97, respectively, using the Black-Scholes option-pricing model based on the following assumptions:

Year Ended December 31,	2000	2001	2002

Risk-free interest rate	6.13 – 6.67%	5%	4.5%
Expected life	3 years	1 – 3 years	3 years
Expected volatility	47.3 – 65.0%	45.0%	36.0%
Expected dividend per quarter	$0.09	$0.10	$0.12

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

     (b) Advisors’ Warrants

      On December 2, 1997, the Company issued 130,000 units to its advisors. The holder of each unit is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share for the period from November 30, 1998 to November 24, 2000. In 2000, 58,030 advisors’ warrants were exercised, 61,970 advisors’ warrants had expired and the expiry date of exercisable period for the remaining 10,000 advisors’ warrants was extended to November 24, 2002. As a result, 58,030 common shares and 58,030 warrants were issued during the year ended December 31, 2000. The compensation expense for the extension of the expiry date of the 10,000 advisors’ warrants, using the Black-Scholes option-pricing model, was $43 and has been charged to the consolidated statement of income in 2000. The remaining 10,000 of these advisors’ warrants expired on November 24, 2002.

      On October 5, 1998, the Company issued 300,000 warrants to an advisor as consideration of advisory services under a service contract for a period of 3 years. The holder of each warrant is entitled to purchase from the Company one common share at $10.25 per share for the period from October 5, 1999 to October 4, 2001. These warrants have been accounted for using variable accounting and the related compensation expense of $263 and $263, has been charged to the consolidated statement of income for the years ended December 31, 2000 and 2001, respectively. In 2001, all 300,000 of these advisors’ warrants were exercised.

      The fair values of the advisors’ warrants were calculated using the Black-Scholes option-pricing model based on the following assumptions:

	$20.4	$10.25
	Advisors’ Warrants	Advisors’ Warrants

Risk-free interest rate	6.50%	6.50%
Expected life	November 24, 2002	October 4, 2001
Expected volatility	50%	50%
Expected dividend per quarter	$0.09	$0.09

     (c) Public Warrants

      On October 10, 1997, the Company distributed to each holder of its common shares nontransferable rights (the “Rights”) to subscribe for one unit for every three common shares owned at that date (referred to as the “Rights Offering”). The subscription price was $17.00 per unit. Each unit consisted of one common share and one redeemable common share purchase warrant. Each warrant is exercisable to purchase one common share at a price of $20.40 per share at any time from the date of their issuance until November 24, 2000. The common shares and the warrants included in the units will be separately transferable immediately on issuance of the common shares. The warrants are redeemable by the Company at any time at $0.05 per warrant if the average closing sale price of the common shares for 20 consecutive trading days within the 30-day period preceding the date the notice is given equals or exceeds $25.50 per share. The terms of the Rights Offering include an over subscription privilege available to shareholders subject to certain conditions and a Standby Purchase Commitment made by the Standby Underwriters to the Rights Offering, subject to the terms and conditions of a Standby Underwriting Agreement made between the Company and the Standby Underwriters, and which includes purchase by the Standby Underwriters of units not subscribed for by shareholders of the Company. Pursuant to the Rights Offering, 3,000,000 units were offered, with a subscription expiry date of November 24, 1997.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      During the period of the Rights Offering, shareholders of the Company exercised Rights to purchase a total of 2,267,917 units at $17.00 per unit and the Standby Underwriters purchased a total of 729,212 units at a price of $16.75, being the lower of the subscription price per unit and the closing bid price per common share as reported on the Nasdaq on the subscription expiry date, as provided for under the Standby Underwriting Agreement. The gross proceeds raised amounted to $50,769 and the net proceeds raised after deduction of expenses associated with the Rights Offering amounted to $47,700.

      On April 1, 2000, the Company amended the terms of the warrant by extending the expiry date of the warrants from November 24, 2000 to November 24, 2002. The extension of the expiry date of the warrants created a new measurement date for the warrants, however, the resulting amount was immaterial. During 2002, 1,460,655 warrants were exercised. On November 24, 2002, all of the remaining warrants expired.

      The 58,030 warrants issued pursuant to the exercise of advisors’ warrants above bear the same rights as public warrants.

     (d) Share Buy-Back Program

      The Company repurchased shares under its buy-back programs as follows. All shares are purchased at the prevailing market price at the date of the buy back.

Year	Shares Repurchased	Average Purchase Price

2000	5,600	$13.00
2001	227,900	$14.71
2002	197,600	$17.86

     (e) Share Redemption

      On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share for $1,549. (see note 19(b)).

      On August 12, 2002, pursuant to its Articles of Association, the Company redeemed and cancelled an additional 169,727 shares of the Company beneficially owned by Tele-Art, Inc. at a price of $18.41 per share for $3,125 (see note 19(b)).

13. Earnings Per Share

      The calculations of basic earnings per share and diluted earnings per share are computed as follows:

		Weighted Average	Per Share
Year Ended December 31, 2000	Income	Shares	Amount

Basic earnings per share	$24,001	9,114,175	$2.63
Effect of dilutive securities:
— Stock options	—	140,676
— Warrants	—	120,265

Diluted earnings per share	$24,001	9,375,116	$2.56

      Warrants to purchase 3,055,159 common shares at $20.40 were outstanding at December 31, 2000 but were not included in the computation of diluted earnings per share because the exercise price of the warrants was greater than the average market price of the common shares during the relevant period.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

		Weighted Average	Per Share
Year Ended December 31, 2001	Income	Shares	Amount

Basic earnings per share	$9,045	10,274,377	$0.88
Effect of dilutive securities:
— Stock options	—	56,660
— Warrants	—	62,374

Diluted earnings per share	$9,045	10,393,411	$0.87

      Stock options to purchase 15,000 shares of common shares at $16.375, warrants to purchase 3,055,159 common shares at $20.40, and 10,000 advisors’ warrants were outstanding at December 31, 2001 but were not included in the computation of diluted earnings per share because the exercise price of the stock options and warrants was greater than the average market price of the common shares during the relevant period. The holder of each advisors’ warrant is entitled to purchase from the Company at the purchase price of $20.40 per unit one common share and one warrant exercisable to purchase one common share at $20.40 per share.

		Weighted Average	Per Share
Year Ended December 31, 2002	Income	Shares	Amount

Basic earnings per share	$20,023	10,571,323	$1.89
Effect of dilutive securities:
— Stock options	—	144,496
— Warrants	—	20,580

Diluted earnings per share	$20,023	10,736,399	$1.86

      All options and warrants to purchase shares of common stock were included in the computation of 2002 diluted earnings per share as the exercise price was less than the average market price of the common stock.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

14. Other Income (Expense) — Net

      Other income (expense) — net, consists of:

Year Ended December 31,	2000	2001	2002

Interest income	$3,300	$1,195	$799
Miscellaneous expense	(623)	(294)	(771)
Non-trade receivable write-off	—	(500)	—
Gain on disposal of investment in an affiliated company	1,346	—	—
Realized gain on disposal of investments, net	9,435	—	—
Currency option premium written off	(304)	—	—
Foreign exchange (loss) gain	51	530	(345)
Bank charges	(328)	(333)	(307)
Release of unamortized goodwill of affiliated companies — Mate Fair (see note 9(a))	—	—	(520)
Realized gain on disposal of marketable securities	—	—	642
Unrealized gain on marketable securities	433	1,568	—
Dividend income received from marketable securities and investment	188	525	917
Gain on disposal of intangible asset (see note 17)	—	—	60
Gain on disposal of a subsidiary (see note 3(b)(iii))	—	—	17
Gain on disposal of land	355	18	—
Redemption of shares in legal settlement, net of expenses — Tele Art case (see note 19(b))	—	—	3,333
Provision for Tele-Art case (see note 19(b))	—	—	(5,192)
Loss on restructuring of JIC Group, including release of unamortized goodwill of $1,483 (see note 3(b)(iv))	—	—	(2,655)
Legal expenses on restructuring of JIC Group	—	—	(1,411)
Finance charge on early repayment of the bank loan (see note 11)	—	—	(610)

	$13,853	$2,709	$(6,043)

15. Staff Retirement Plans

      Prior to December 2000, the Company maintained staff contributory retirement plans (defined contribution pension plans) which covered certain of its employees. From December 2000 onwards, the Company terminated its existing staff contributory retirement plans and enrolled all of its eligible employees in Hong Kong into a Mandatory Provident Fund (“MPF”) scheme. The MPF is a defined contribution scheme and the assets of the scheme are managed by the trustees independent to the Company.

      The MPF is available to all employees aged 18 to 64 and with at least 60 days of service under the employment of the Company in Hong Kong. Contributions are made by the Company at 5% based on the staff’s relevant income. The maximum relevant income for contribution purpose per employee is $3 per month. Staff members are entitled to 100% of the Company’s contributions together with accrued returns irrespective of their length of service with the Company, but the benefits are required by law to be preserved until the retirement age of 65.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      The cost of the Company’s contribution to the contributory retirement plans (including the MPF) amounted to $174, $151 and $127 for the years ended December 31, 2000, 2001 and 2002, respectively.

16. Income Taxes Benefit (Expense)

      The components of income before income taxes and minority interests are as follows:

Year Ended December 31,	2000	2001	2002

PRC, excluding Hong Kong	$6,384	$9,002	$18,823
Hong Kong	17,572	500	2,137

	$23,956	$9,502	$20,960

      Under the current BVI law, the Company’s income is not subject to taxation. Subsidiaries, primarily operating in Hong Kong and the PRC, are subject to income taxes as described below.

      The provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 16% to the estimated taxable income earned in or derived from Hong Kong during the period.

      Deferred tax, where applicable, is provided under the liability method at the rate of 16%, being the effective Hong Kong statutory income tax rate applicable to the ensuing financial year, on the difference between the financial statement and income tax bases of measuring assets and liabilities.

      The basic corporate tax rate for Foreign Investment Enterprises (“FIEs”) in the PRC, such as NTSZ, Zastron, Namtek, BPC, Jieda, Jetup, and Jieyao (the “PRC Subsidiaries”) is currently 33% (30% state tax and 3% local tax). However, because all the PRC subsidiaries are located in Shenzhen and are involved in production operations, they qualify for a special reduced state tax rate of 15%. In addition, the local tax authorities in Shenzhen are not currently assessing any local tax.

      Since the PRC subsidiaries have agreed to operate for a minimum of 10 years in the PRC, a two-year tax holiday from the first profit making year is available, following which in the third through fifth years there is a 50% reduction to 7.5%. In any event, for FIEs such as NTSZ, Zastron and Namtek which export 70% or more of the production value of their products, a reduction in the tax rate is available; in all cases apart from the years in which a tax holiday is available, there is an overall minimum tax rate of 10%. The following details the tax concessions received for the Company’s PRC subsidiaries:

•	For the years ended December 31, 1990 and 1991, NTSZ qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of NTSZ for the years ended December 31, 1992 to 1994, and 10% in 1995 to 1998. On January 8, 1999, NTSZ received the recognition of “High and New Technology Enterprise” which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In July 2002, the Shenzhen local tax authority issued a notice to shorten the tax incentive period from 5 years to 3 years expiring in 2001. Nevertheless NTSZ was advised by the Shenzhen local tax authority that it would continue to provide a rebate of corporate tax paid for 2 years for 2002 and 2003. NTSZ reinvested the profits for 1999, 2000 and 2001. NTSZ has claimed and received a tax refund of $1,018 from the Shenzhen tax authority in October 2002 for taxes paid in 1999 to 2001.

•	For the years ended December 31, 1992 and 1993, Zastron qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profits of Zastron for the years ended December 31, 1994 to 1996 and 10% for the years ended December 31, 1997 to 2002. In 2002 Zastron claimed a

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

refund of $56 from reinvestment of profits for 1999 and 2000. During 2002, Zastron received a refund of $20 for being an export-oriented enterprise for 2000 and 2001.

•	In 1996 and 1997, Jieda qualified for a tax holiday. For the years ended December 31, 1998 to 2000, tax was payable at the rate of 7.5% on the assessable profit. For the years ended December 31, 2001 and 2002, the income tax of Jieda was payable at the rate of 15% on the assessable profit.

•	In 1996 and 1997, Namtek also qualified for a tax holiday. For the years ended December 31, 1998 to 2000, tax was payable at the rate of 7.5% on the assessable profit. In February 2001, Namtek received the recognition of “Advanced Technology Enterprise” which entitles it to various tax benefits including a lower income tax rate of 7.5% until 2003. In 2002, Namtek claimed a refund of $41 from the reinvestment of profits for 1998 to 2000.

•	Jetup enjoyed its tax holiday since 1997 and tax was payable at the rate of 7.5% on its assessable profit for the years ended December 31, 1999 to 2001. The Shenzhen local tax authority has granted Jetup the status of “High and New Technology Enterprise” and allowed it to enjoy a 50% reduction in corporate tax rate to 7.5% for 3 years from 2002 to 2004. The Shenzhen local tax authority has in June 2002 agreed to refund to Jetup the corporate tax paid in 2000 of $5, and in 2001 of $279, due to Jetup’s reinvestment of the profits for 2000 and 2001, respectively.

•	For the years ended December 31, 1999 and 2000, Jieyao qualified for a tax holiday; tax was payable at the rate of 7.5% on the assessable profit of Jieyao for the years ended December 31, 2001 to 2003.

•	For the year ended December 31, 2001, BPC qualified for its first year tax holiday. In addition, the Company has received notification from the PRC tax authority that BPC also qualified for a second year tax holiday in 2002.

      Notwithstanding the foregoing, an FIE whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. NTSZ, Zastron, Namtek and Jetup qualified for such refunds of taxes as a result of reinvesting their profit earned in previous years. As a result, the Company recorded tax expense net of the benefit related to the refunds. At December 31, 2001 and 2002, taxes recoverable under such arrangements were $1,271 and $789, respectively, which are included in income taxes recoverable and expected to be received during 2003. However, during 2002 the Shenzhen government did not refund approximately $501 in taxes the Company paid in 1999 to 2001. Therefore, the Company reversed the related receivable into current tax expense in 2002.

      The current and deferred components of the income tax benefit (expense) appearing in the consolidated statements of income are as follows:

Year Ended December 31,	2000	2001	2002

Current tax	$(77)	$(110)	$(812)
Deferred tax	110	(117)	39

	$33	$(227)	$(773)

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      Deferred tax liabilities consist of tax allowances over depreciation and are $151 and $112 at December 31, 2001 and 2002, respectively.

      At December 31, 2000, a subsidiary of the Company had tax loss carryforwards for Hong Kong tax purposes, subject to the agreement of the Hong Kong Inland Revenue Department, amounting to approximately $104. This tax loss carryforward was used in its entirety during 2001. At December 31, 2001 and 2002, the Company does not have any tax loss carryforwards.

      A reconciliation of the income tax benefit (expense) to the amount computed by applying the current tax rate to the income before income taxes in the consolidated statements of income is as follows:

Year Ended December 31,	2000	2001	2002

Income before income taxes and minority interests	$23,956	$9,502	$20,960
PRC tax rate	15%	15%	15%
Income tax expense at PRC tax rate on income before income tax	(3,593)	(1,425)	(3,144)
Effect of difference between Hong Kong and PRC tax rates applied to Hong Kong income	(7)	(7)	42
Effect of income (loss) for which no income tax benefit/expense is receivable/payable	2,527	(35)	950
Tax holidays and tax incentives	491	786	542
Effect of PRC tax concessions, giving rise to no PRC tax liability	508	564	2,153
Tax benefit (expense) arising from items which are not assessable (deductible) for tax purposes:
Gain on disposal of land in Hong Kong	53	6	—
Offshore and exempted interest income	76	21	12
Non deductible legal and professional fees	—	—	(234)
Non deductible other items	(252)	(159)	(466)
Under provision of income tax expense in prior year:
Taxes due by NTSZ for 10% reserve fund	—	—	(308)
Taxes due by Namtek due to dividends paid and profits not reinvested	—	—	(193)
Other	230	22	(127)

	$33	$(227)	$(773)

      No income tax arose in the United States of America in any of the periods presented.

      Tax that would otherwise have been payable without tax holidays and tax concessions amounts to approximately $999, $1,350 and $2,695 in the years ended December 31, 2000, 2001 and 2002, respectively (representing a decrease in the basic earnings and diluted earnings per share of $0.11, $0.13 and $0.25, in the years ended December 31, 2000, 2001 and 2002, respectively).

17. Related Party Transactions

      As of December 31, 2001, the balance due to a related party represents the balance due to TBCL, a minority shareholder of BPC, and its related companies. Effective April 30, 2002, the Company sold its 86.67% joint venture interest in BPC to a TBCL related company (see note 3(b)(iii)). As of December 31, 2002, the Company had no balances due to a related party.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      Since the establishment of BPC in 2000, the Company recognized net sales of $6,232, $21,072 and $7,849, purchased raw materials of $22,370, $23,065 and $7,751, acquired property, plant and equipment of $814, $50 and NIL, from TBCL and its related companies for the years ended December 31, 2000, 2001 and the period from January 1, 2002 through April 2002 respectively. In addition, the Company acquired a license for $1,000 from TBCL during the year ended December 31, 2000. During 2002, the license was disposed of for a consideration of $800 together with the disposal of interest in BPC, plus the foreign exchange gain of $9, resulting in a gain of $60.

18. Financial Instruments

      The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of its cash equivalents, trade receivables and marketable securities.

      The Company’s cash and cash equivalents are high-quality deposits placed with banking institutions with high credit ratings. This investment policy limits the Company’s exposure to concentrations of credit risk.

      The trade receivable balances largely represent amounts due from the Company’s principal customers who are generally international organizations with high credit ratings. Letters of credit are the principal security obtained to support lines of credit or negotiated contracts from a customer. As a consequence, concentrations of credit risk are limited. There was no allowance for doubtful debt for 2000. Allowance for doubtful debts was $31 and $122 in 2001 and 2002, respectively. There were no other movements in the provision for doubtful accounts.

      All of the Company’s significant financial instruments at December 31, 2001 and 2002 are reported in current assets or current liabilities in the consolidated balance sheet at carrying amounts which approximate their fair value due to the short maturity of these instruments.

      The Company’s fair value of convertible notes was not significantly different from the carrying value at December 31, 2002.

19. Commitments and Contingencies

     (a) Lease Commitments

      The Company leases premises under various operating leases, certain of which contain escalation clauses. Rental expense under operating leases was $812 in 2000, $1,501 in 2001 and $909 in 2002.

      At December 31, 2002, the Company was obligated under operating leases, which relate to land and buildings, requiring minimum rentals as follows for the years ending December 31, :

2003	$779
2004	727
2005	745
2006	731
2007	565
2008 and thereafter	388

$3,935

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

     (b) Significant Legal Proceedings

      In June 1997, the Company filed a petition in the British Virgin Islands for the winding up of Tele-Art, Inc. on account of an unpaid judgment debt owing to the Company. The High Court of Justice granted an order to wind up Tele-Art, Inc. in July 1998 and the Eastern Caribbean Court of Appeal upheld the decision on January 25, 1999. On January 22, 1999, pursuant to its Articles of Association, the Company redeemed and cancelled 138,500 shares of the Company registered in the name of Tele-Art, Inc. at a price of $11.19 per share to offset substantially all of the judgment debt of $799, plus interest and legal costs totalling $1,673, including dividends that the Company had withheld and credited against the judgment debt.

      Following the completion of the redemption, the Company received notice that the liquidator had obtained an ex-parte injunction preventing the Company from redeeming Nam Tai shares beneficially owned by Tele-Art, Inc. On February 4 1999, the liquidator of Tele-Art, Inc. filed a further summons in the BVI on its behalf seeking, among other matters:

•	A declaration as to the respective priorities of the debts of Tele-Art, Inc. to the Bank of China, Nam Tai, and other creditors and their respective rights to have their debts discharged out the proceeds of the Tele-Art, Inc.’s Nam Tai shares;

•	An order setting aside the redemption of 138,500 shares, and ordering delivery of all shares in possession or control of Nam Tai to the liquidator; and

•	Payment of all dividends in respect of Tele-Art, Inc.’s Nam Tai shares.

      On March 26, 2001, the Company filed a summons seeking to remove the liquidators for failing to act diligently in the performance of his duties and for knowingly misleading the court. On September 3, 2002, the liquidator submitted a letter of resignation prior to the scheduled removal hearing. As of February 21, 2003, new liquidators have not been appointed.

      On July 5, 2002, upon application by the Company, the court ordered the removal of the liquidator’s ex-parte injunction and ordered an inquiry into damages. On August 9, 2002, the court delivered a decision awarding a judgment in favor of the Company and against Tele-Art, Inc. for approximately $34,000. On August 12, 2002, the Company redeemed and cancelled, pursuant to its Articles of Association, the remaining 169,727 shares beneficially owned by Tele-Art, Inc. at a price of $18.41 per share. Including the dividends which the Company had withheld and credited against the judgment, this offset a further $3,519 in judgment debts owed to the Company by Tele-Art, Inc. The Company recorded the $3,333 redemption net of expenses as other income in the third quarter of 2002.

      On January 21, 2003 judgment was delivered on the liquidators’ February 4, 1999 summons declaring that the redemption and set off of dividends on the 138,500 shares be set aside and that all Tele-Art Inc. property withheld by Nam Tai be delivered to Tele-Art, Inc. in liquidation. The orders granted in the judgment were substantially different from the relief sought in the February 12, 1999 application. On February 4, 2003, the Company filed an application for a stay of execution and leave to appeal the decision listing eight grounds of appeal, for which the application is pending.

      The Company has been advised by its legal representatives that it has real prospects of success on appeal against the January 21, 2003 decision and plans to vigorously fight for such an outcome.

      However, due to the uncertainty of the final outcome of the litigation as a result of the January 21, 2003 judgment and in accordance with SFAS No. 5, “Accounting for Contingencies”, the Company has

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

made a 2002 provision for $5,192 for both share redemption plus all dividends declared and withheld by the Company, pending a final determination of this matter by the courts.

      If the Company’s appeal is successful and all legal matters related to Tele Art, Inc. are finalized, then the $5,192 will be reversed into income in the related period.

      If the Company’s appeal is not successful, and the 308,227 share redemption is set aside, the Company believes that these shares would be sold by Tele-Art, Inc.’s liquidator, once appointed, in the open market at the market price prevailing at the time of sale. For example, if these shares had been sold at the February 21, 2003 closing price of $26.50, the proceeds the liquidator would have realized before commissions, plus withheld dividends of $518, would have been approximately $8,686 for the estate of Tele-Art, Inc. (in liquidation). Nam Tai has two judgments debts against Tele-Art Inc. in the aggregate amount, including interest, costs, and related expenses, of approximately $38,000. Furthermore, per the last liquidator report that was filed with the court there appear to be no proven unsecured creditors of Tele-Art, Inc. and the estimated liabilities for all other unsecured creditors are approximately $80. The Bank of China is claiming to be a secured creditor in the amount of $2,200, and the January 21, 2003 judgment found that the Bank of China is secured and Nam Tai is unsecured. Nam Tai disputes that finding, and among other matters, has argued that the Bank of China has not yet submitted any proof of an outstanding debt. The now resigned liquidator is claiming to have incurred approximately $385 in costs for work as liquidator. Accordingly, if the Company is not successful on its appeal of the January 21, 2003 judgment, the Company will seek to recover its $38,000 in judgment debts (including interest, costs, and related expenses) from the estate of Tele-Art, Inc. Accordingly, any amounts recovered from the estate of Tele-Art, Inc., which in management’s opinion could exceed the $5,192 provision based on the current market price of Nam Tai’s shares and current information regarding Tele-Art Inc. creditors, would be recognized as other income upon recovery. The actual amount of the recovery, if any, is uncertain, and is dependent on a number of factors including the value of Nam Tai’s shares when sold in the market, and the final determination of other creditors’ positions. The Company plans to continue to pursue vigorously all legal alternatives available to seek to recover the maximum amount of the outstanding debt from Tele-Art, Inc. (in liquidation) as well as to pursue other parties that may have assisted in any transfers of the assets from Tele-Art, Inc.

20. Segment Information

      Prior to October 2000, the Company operated in a single segment of the CEP industry. As a result of the acquisition of the JIC Group in late 2000, the Company added a second segment, LPT, principally relating to the operation of the JIC Group. The Company operates and manages these segments as strategic business units. The chief operating decision maker evaluates the net income of each segment in assessing performance and allocating resources between segments.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      The following table provides operating financial information for the two reportable segments. The information presented below for the year ended December 31, 2000 has been restated to reflect two operating segments.

	2000			2001			2002

	CEP	LPT	Total	CEP	LPT	Total	CEP	LPT	Total

Net sales	$203,404	$10,284	$213,688	$198,048	$35,958	$234,006	$200,755	$35,261	$236,016
Cost of sales	(173,878)	(8,218)	(182,096)	(174,863)	(29,111)	(203,974)	(167,440)	(30,516)	(197,956)

Gross profit	29,526	2,066	31,592	23,185	6,847	30,032	33,315	4,745	38,060
Selling, general and administrative expenses	(15,196)	(2,450)	(17,646)	(16,521)	(5,453)	(21,974)	(14,940)	(3,043)	(17,983)
Research and development expenses	(3,489)	—	(3,489)	(2,746)	(208)	(2,954)	(2,162)	(524)	(2,686)
Impairment of goodwill	—	—	—	—	—	—	(339)	—	(339)
Interest expense	(149)	(16)	(165)	(170)	(8)	(178)	(705)	(85)	(790)
Equity in (loss) income of affiliated companies	(189)	—	(189)	1,867	—	1,867	10,741	—	10,741
Other income (expense)	13,772	81	13,853	885	1,824	2,709	(4,879)	(1,164)	(6,043)

Income (loss) before income taxes and minority interests	24,275	(319)	23,956	6,500	3,002	9,502	21,031	(71)	20,960
Income taxes benefit (expense)	(144)	177	33	(137)	(90)	(227)	(710)	(63)	(773)

Income (loss) before minority interests	24,131	(142)	23,989	6,363	2,912	9,275	20,321	(134)	20,187
Minority interests	12	—	12	(230)	—	(230)	(107)	(57)	(164)

Net income (loss)	$24,143	$(142)	$24,001	$6,133	$2,912	$9,045	$20,214	$(191)	$20,023

Depreciation and amortization	$7,059	$639	$7,698	$8,454	$2,717	$11,171	$8,739	$1,880	$10,619
Stock option costs	$117	$—	$117	$—	$839	$839	$—	$—	$—
Capital expenditures	$3,141	$438	$3,579	$34,060	$1,953	$36,013	$5,962	$12,523	$18,485
Identifiable assets	$164,963	$43,407	$208,370	$188,262	$36,311	$224,573	$225,754	$49,332	$275,086

      There were no material inter-segment sales for the years ended December 31, 2000, 2001 and 2002. During 2002, property, plant and equipment with a net book value of $312 was transferred from the CEP segment to the LPT segment. The Company charges 100% of its corporate level related expenses to its reportable segments as management fees.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

      The following summary sets forth the percentage of net sales of each of the Company’s product lines for each segment is as follows:

Year Ended December 31,	2000	2001	2002

CEP:
— Assembling
— LCD consumer products	46%	32%	40%
— Telecom components assembly	48%	52%	44%
— Software development services	1%	1%	1%

	95%	85%	85%
LPT:
— Parts & components
— LCD panels	3%	11%	10%
— Transformers	2%	4%	5%

	5%	15%	15%

	100%	100%	100%

      A summary of net sales, income from operations and identifiable assets by geographical area is as follows:

Year Ended December 31,	2000	2001	2002

Net sales from operations within:
— Hong Kong:
Unaffiliated customers	$202,364	$206,902	$223,709
Intercompany sales	—	—	979

	202,364	206,902	224,688
— PRC, excluding Hong Kong:
Affiliated customers (see note 17)	6,232	21,072	7,849
Unaffiliated customers	5,092	6,032	4,458
Intercompany sales	180,065	160,503	179,411

	191,389	187,607	191,718

— Intercompany eliminations	(180,065)	(160,503)	(180,390)

Total net sales	$213,688	$234,006	$236,016

Net income within:
— PRC, excluding Hong Kong	$6,549	$4,848	$17,930
— Hong Kong	17,452	4,197	2,093

	$24,001	$9,045	$20,023

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

December 31,	2000	2001	2002

Identifiable assets within:
— PRC, excluding Hong Kong	$71,242	$60,866	$88,942
— Hong Kong	137,128	163,707	186,144

Total assets	$208,370	$224,573	$275,086

      Intercompany sales arise from the transfer of finished goods between subsidiaries operating in different areas. These sales are generally at estimated market price.

      At December 31, 2000 and 2001, the identifiable assets in Hong Kong included the investment in affiliated companies of $2,054 and $3,921, respectively.

Year Ended December 31,	2000	2001	2002

Net sales to customers by geographical area:
— Hong Kong	$97,685	$64,391	$57,157
— Europe	20,032	22,437	62,603
— North America	52,244	54,994	39,694
— PRC	11,056	25,378	28,518
— Japan	19,388	22,767	25,276
— Other	13,283	44,039	22,768

Total net sales	$213,688	$234,006	$236,016

      The Company’s sales to the customers which accounted for 10% or more of its sales are as follows:

Year Ended December 31,	2000	2001	2002

By customers:
A	$50,767	$69,996	$75,965
B	N/A	N/A	39,854
C	51,124	33,143	26,217
D	31,442	N/A	N/A
E	21,448	N/A	N/A

	$154,781	$103,139	$142,036

21. Subsequent Events

(a)	In January 2003, the Company further expanded its business to include wireless communication technology and related products. The Company has made a strategic investment of $10,000 by purchasing a 25% shareholding in Alpha Star Investments Limited (“Alpha Star”), a BVI company, which is the ultimate holding company of the Hong Kong based JCT Wireless Technology Company Limited (“JCT”), a company engaged in the design, development and marketing of wireless communication terminals and wireless application software. The Company manufactures wireless communication terminals and related modules for JCT. As part of the investment, Alpha Star agreed to have the Company manufacture the RF modules for at least 50 percent of the orders it or any of its subsidiaries receives for RF modules provided the Company performs such manufacturing services at a price comparable to the market price.

Nam Tai Electronics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

December 31, 2001 and 2002
(In thousands of US dollars, except share and per share data)

(b)	On January 20, 2003, one of the Company’s subsidiaries, J.I.C. Technology Company Limited, entered into a subscription agreement with iMagic Infomedia Technology Limited (“iMagic”) pursuant to which the J.I.C. Technology Company Limited agreed to subscribe for 60 shares of par value of HK$1 each in iMagic, representing 5.36% of the total issued capital of iMagic, for cash consideration of $385. On the same date, J.I.C. Technology Company Limited also entered into a deed of put option with a director of iMagic under which the director of iMagic grants J.I.C. Technology Company Limited an option to require the director to purchase the shares from J.I.C. Technology Company Limited at the consideration of $385. The put option shall commence on December 31, 2004 and expire on January 30, 2005. iMagic is the parent company of PowerPhone Network Limited, a company that has deployed interactive multimedia voice and data terminals in Asia and the United States.

(c)	In January 2003, the Company sold a 20% interest in Namtek Software Development Company Limited for $160 to the management of Namtek Software Development Company Limited.

(d)	On February 21, 2003, several lawsuits were filed against the Company and certain of its officers and directors in the United States District Court for the Southern District of New York. To date, no complaint has been served on the Company or, to its knowledge, any officer or director. According to press releases made public by counsel claiming to have filed the complaints, these complaints are brought on behalf of a putative class of purchasers of our stock and raise various categories of claims including alleged violations of Section 10(b) of the Securities Exchange Act of 1934 by issuing false and misleading statements regarding our financial performance and failing to issue timely reports concerning adverse developments in certain material litigation. The Company believes that it has meritorious defenses to such allegations and if the complaints are served and the actions prosecuted the Company, intends to defend this action vigorously. The ultimate outcome of this litigation cannot presently be determined.

[Inside Back Cover]

[Pictures of Products]

[Descriptions of pictures and captions to be included by amendment]

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

3,000,000 shares

Common Shares

PROSPECTUS

                                          , 2003

Bear, Stearns & Co. Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Officers and Directors

      Pursuant to its Articles of Association and subject to British Virgin Islands law, the Registrant may indemnify a director or officer out of the assets of the company against all losses or liabilities which the director or officer may have incurred in or about the execution of the duties of his office or otherwise in relation thereto. No director or officer is liable for any loss, damage or misfortune which may have been incurred by the Registrant in the execution of the duties of his office, or in relation thereto provided the director or officer acted honestly and in good faith with a view to the best interest of the company and except for his own willful misconduct or negligence.

Item 9.	Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
5.1	Opinion of McW. Todman & Co.*
23.1	Consent of Grant Thornton
23.2	Consent of Deloitte Touche Tohmatsu
23.3	Consent of McW. Todman & Co. (contained in Exhibit 5.1)*
23.4	Consent of Wilkinson & Grist*
23.5	Consent of Dr. Wing Yan (William) Lo as nominated director
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

Item 10.	Undertakings

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 6 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-1

Signatures

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on the 28th day of February, 2003.

NAM TAI ELECTRONICS, INC.

By:	/s/ JOSEPH LI

Joseph Li
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints M. K. Koo, Tadao Murakami, Joseph Li, Stephen Seung and Lorne Waldman, and each of them, our true and lawful attorneys and agents, to do any and all acts and things in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable Nam Tai Electronics, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names and in the capacities indicated below, any and all amendments (including any post-effective amendment) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended; and we do hereby ratify and confirm all that the said attorneys and agents, or either of them, shall do or cause to be done by virtue hereof.

Name	Position with the Company	Date

/s/ TADAO MURAKAMI Tadao Murakami	Chairman of the Board of Directors	February 28, 2003

/s/ JOSEPH LI Joseph Li	Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2003

/s/ M. K. KOO M. K. Koo	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	February 28, 2003

/s/ STEPHEN SEUNG Stephen Seung	Director and United States Representative	February 28, 2003

/s/ CHARLES CHU Charles Chu	Director	February 28, 2003

/s/ PETER R. KELLOGG Peter R. Kellogg	Director	February 28, 2003

II-2

EXHIBIT INDEX

      The following exhibits are filed as part of this Registration Statement:

Exhibit
Number	Description

23.1	Consent of Grant Thornton
23.2	Consent of Deloitte Touche Tohmatsu
23.5	Consent of Dr. Wing Yan (William) Lo as nominated director